     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1998.
                                                     REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          THE MIIX GROUP, INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

         DELAWARE                       6719                       22-3586492
 (State or Other Jurisdiction     (Primary Standard            (I.R.S. Employer
     of Incorporation or              Industrial             Identification No.)
        Organization)            Classification Code
                                     Number)

                                TWO PRINCESS ROAD
                         LAWRENCEVILLE, NEW JERSEY 08648
                                  (609) 896-2404
    (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                     Registrant's Principal Executive Offices)

                                 DANIEL GOLDBERG
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          THE MIIX GROUP, INCORPORATED
                                TWO PRINCESS ROAD
                             LAWRENCEVILLE, NJ 08648
                            (609) 896-2404, EXT. 1274
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                 With Copies to:

     JAMES J. MARINO, ESQ.                       ALLAN G. SPERLING, ESQ.
     CHRISTOPHER G. KARRAS, ESQ.            CLEARY, GOTTLIEB, STEEN & HAMILTON
     DECHERT PRICE & RHOADS                         ONE LIBERTY PLAZA
        997 LENOX DRIVE                             NEW YORK, NY 10006
     BUILDING #3, SUITE 210                           (212) 225-2260
    LAWRENCEVILLE, NJ 08648
         (609) 620-3200

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the conditions to the consummation of the reorganization of the Registrant are satisfied.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF          AGGREGATE OFFERING          AMOUNT OF
   SECURITIES TO BE REGISTERED             PRICE (1)           REGISTRATION FEE
--------------------------------------------------------------------------------
 Common Stock, par value $.01 per
              share                      $325,000,000              $ 95,875
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

[Logo]                       MEDICAL INTER-INSURANCE
                             EXCHANGE OF NEW JERSEY
                                Two Princess Road
                         Lawrenceville, New Jersey 08648















                       [LETTER FROM THE PRESIDENT TO COME]

[Logo]                       MEDICAL INTER-INSURANCE
                             EXCHANGE OF NEW JERSEY
                                Two Princess Road
                         Lawrenceville, New Jersey 08648



                      NOTICE OF SPECIAL MEETING OF MEMBERS
                             To be Held      , 1998

TO THE MEMBERS OF THE MEDICAL INTER-INSURANCE EXCHANGE:

     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of the members of the Medical Inter-Insurance Exchange of New Jersey (the
"Exchange") will be held at             on          ,   , 1998, to consider and
vote upon a proposal to approve (i) an amendment to the Rules and Regulations of the Exchange to permit the dissolution of the Exchange and (ii) a Plan of Reorganization (the "Plan of Reorganization") pursuant to which the Exchange will be dissolved and certain current and former members ("Distributees") of the Exchange will receive (a) publicly traded common stock ("Common Stock") of The MIIX Group, Incorporated ("The MIIX Group"), a newly formed Delaware corporation that is currently a wholly owned subsidiary of the Exchange, or (b) cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is outside the United States of America or is an address to which mail is undeliverable. The MIIX Group owns all the outstanding common stock of MIIX Insurance Company, a newly formed stock insurer that, upon consummation of the Reorganization, will assume, solely for Common Stock, all the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed to Distributees pursuant to the Plan of Reorganization). In addition, upon consummation of the Reorganization, The MIIX Group will purchase all the outstanding common stock of New Jersey State Medical Underwriters, Inc. (the "Attorney-in-Fact") from the Medical Society of New Jersey in exchange for Common Stock and cash. Each Distributee shall be allocated a pro rata share of the Common Stock held by the Exchange after the purchase of the Attorney-in-Fact, in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return
premiums, over the same period. Assuming that     shares of Common Stock are
allocated to the purchase of the Attorney-in-Fact, it is expected that
approximately     shares of Common Stock will be available for distribution to
Distributees. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997 was approximately $350 million.

   Members who were named insureds on policies that were in force on October 15, 1997, are entitled to notice of, and to vote at, the Special Meeting. Each such member is entitled to one vote. Approval of the Reorganization requires the affirmative vote of two-thirds of the members voting in person or by proxy.

   Whether or not you plan to attend the Special Meeting, please sign and date the enclosed WHITE proxy card and return it in the postage-paid envelope that has been enclosed for your convenience.


                                    Hillel Ben-Asher, M.D.
                                    Chairman of the Board of Governors


Dated:            , 1998

                   SUBJECT TO COMPLETION, DATED JULY 17, 1998

PROSPECTUS
                                   SHARES
[Logo]                   THE MIIX GROUP, INCORPORATED
                                COMMON STOCK

     This Prospectus is being furnished to Members of the Medical Inter-Insurance Exchange of New Jersey, a New Jersey reciprocal insurer (the "Exchange"), in connection with the proposed Plan of Reorganization (the "Plan of Reorganization") of the Exchange, and to Subscription Offerees (as defined below), in connection with the Subscription Offering (as defined below). Pursuant to the Plan of Reorganization, the Exchange will be dissolved and Distributees (as defined below) will receive common stock, par value $.01 per share ("Common Stock"), of The MIIX Group, Incorporated, a Delaware corporation ("The MIIX Group"), or cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is outside the United States of America or is an address to which mail is undeliverable. The MIIX Group is currently a wholly-owned subsidiary of the Exchange and owns all the outstanding common stock of MIIX Insurance Company ("MIIX Insurance"), a newly formed stock insurer. Upon consummation of the Reorganization, MIIX Insurance will assume, solely for Common Stock, all the assets and liabilities of the Exchange, except for the Common Stock and cash to be distributed in the Reorganization. All policies issued by the Exchange will be included in such assumption and will continue in force after the Reorganization. In addition, upon consummation of the Reorganization, The MIIX Group will purchase all the outstanding common stock of New Jersey State Medical Underwriters, Inc., a New Jersey not-for-profit corporation (the "Attorney-in-Fact"), from the Medical Society of New Jersey (the "Medical Society") in exchange for Common Stock and cash. Each Distributee shall be allocated a pro rata share of the Common Stock held by the Exchange after the purchase of the Attorney-in-Fact, in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Company attributable to all Distributees, less return
premiums, over the same period. Assuming that     shares of Common Stock are
allocated to the purchase of the Attorney-in-Fact, it is expected that
approximately     shares of Common Stock will be available for distribution to
Distributees. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997, was approximately $350 million. See "Glossary of Selected Insurance Terms" and "Glossary of Reorganization and Subscription Offering Terms" for the definition of certain terms used in this Prospectus.

     Concurrently with the consummation of the Reorganization, but separate from the Reorganization, The MIIX Group intends to sell Common Stock (i) through an underwritten public offering (the "Public Offering") and (ii) through a registered subscription offering (the "Subscription Offering," and with the Public Offering, the "Offerings") to Subscription Offerees (as defined below).
It is currently anticipated that approximately     shares of Common Stock will
be issued in connection with the Offerings. The consummation of each Offering is conditioned on the consummation of the Reorganization and the consummation of the Subscription Offering is conditioned on the consummation of the Public Offering. However, the consummation of the Reorganization is not conditioned on the consummation of either Offering and the consummation of the Public Offering is not conditioned on the consummation of the Subscription Offering.

     Consummation of the Reorganization is subject to certain conditions, including the approval of at least two-thirds of the Members voting in person or
by proxy at a special meeting scheduled to be held on         , 1998 (the
"Members' Meeting"). Only Members are entitled to notice of, and to vote at, the Members' Meeting. A WHITE proxy card is being delivered to Members along with this Prospectus. See "The Members' Meeting." In addition, a GREEN record card is being sent to all Members. The GREEN record card shows each Member the estimated whole number of shares of Common Stock that such Member will receive if the Reorganization is approved and consummated.

   IF THE REORGANIZATION IS NOT APPROVED, NO COMMON STOCK WILL BE DISTRIBUTED AND THE EXCHANGE WILL CONTINUE TO DO BUSINESS AS A RECIPROCAL INSURER.

   Application has been made for approval of the listing of the Common Stock on the New York Stock Exchange (the "NYSE") under the symbol .


   SEE "RISK FACTORS" COMMENCING ON PAGE 15 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BEFORE VOTING.


 THE SECURITIES TO BE ISSUED HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                      The date of this Prospectus is        , 1998

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----


ADDITIONAL INFORMATION............................................  3

FORWARD-LOOKING STATEMENTS........................................  4
PROSPECTUS SUMMARY................................................  5
  The Company.....................................................  5
  Business Strategy...............................................  5
  The Reorganization and Distribution.............................  7
  The Subscription Offering.......................................  9
  Risk Factors.................................................... 13
  Regulatory Approvals............................................ 13
  Summary Financial and Operating Data............................ 14
RISK FACTORS...................................................... 15
THE MEMBERS' MEETING.............................................. 22
THE REORGANIZATION................................................ 23
  Purpose......................................................... 23
  Transfer of Assets and Liabilities to MIIX Insurance............ 23
  Shares of Common Stock Issued to Distributees................... 23
  Acquisition of the Attorney-in-Fact............................. 24
  Conditions to Consummation of the Reorganization................ 24
  Background of the Reorganization................................ 25
  Recommendation of the Board of Governors;
     Reasons for the Reorganization............................... 26
  Opinion of Salomon Brothers Inc................................. 27
  Accounting Treatment............................................ 29
  Regulatory Approvals............................................ 29
  Federal Tax Consequences........................................ 29
THE SUBSCRIPTION OFFERING......................................... 31
  Priority; Allocation............................................ 31
  Minimum and Maximum Subscription................................ 32
  Subscription Price.............................................. 32
  Subscription Procedures; Expiration of Subscription Offering.... 32
  Delivery of Stock Certificates and Refunds...................... 32
  No Transfer of Invitations to Subscribe......................... 33
  Cancellation of Subscription Offering; Withdrawal............... 33
  Interest on Subscription Funds.................................. 33
  Federal Tax Consequences........................................
  Subscription Services Agent..................................... 33
USE OF PROCEEDS................................................... 33
DIVIDEND POLICY................................................... 34
CAPITALIZATION.................................................... 35
SELECTED FINANCIAL AND OPERATING  DATA............................ 36
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS....................................... 37
BUSINESS.......................................................... 43
COMPARISON OF RIGHTS.............................................. 56
  Liquidity/Marketability......................................... 56
  Distributions................................................... 56
  Meetings and Actions............................................ 57
  Voting.......................................................... 57
  Preferred Stock................................................. 57
  Limited Liability............................................... 58
  Removal of Governors/Directors.................................. 58
  Business Combinations........................................... 58
  Anti-takeover Provisions........................................ 58
  Action by Written Consent....................................... 59
  Miscellaneous................................................... 59
MANAGEMENT........................................................ 60
OWNERSHIP OF COMMON STOCK......................................... 67
DESCRIPTION OF CAPITAL STOCK...................................... 68
SHARES ELIGIBLE FOR FUTURE SALE................................... 71
STABILIZATION AND OTHER ACTIVITIES
 IN CONNECTION WITH THE PUBLIC OFFERING........................... 71
LEGAL MATTERS..................................................... 72
EXPERTS........................................................... 72
GLOSSARY OF SELECTED INSURANCE
 TERMS............................................................ 73
GLOSSARY OF REORGANIZATION AND SUBSCRIPTION OFFERING
  TERMS........................................................... 76
INDEX TO COMBINED FINANCIAL
 STATEMENTS...................................................... F-1


Annexes

A. Plan of Reorganization........................................ A-1

B. Opinion of Salomon Brothers Inc............................... B-1

C. Order of the Commissioner..................................... C-1

   STATE INSURANCE HOLDING COMPANY LAWS AND REGULATIONS APPLICABLE TO THE MIIX GROUP IN GENERAL PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE MIIX GROUP, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO, AND SUCH ACQUISITION IS APPROVED (OR NOT DISAPPROVED) BY, THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES GENERALLY, ANY PERSON ACQUIRING BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES UPON ADVANCE APPLICATION DETERMINE OTHERWISE.

   IN CONNECTION WITH THE PUBLIC OFFERING, THE UNDERWRITERS THEREOF MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "STABILIZATION AND OTHER ACTIVITIES IN CONNECTION WITH THE PUBLIC OFFERING."

   THIS PROSPECTUS RELATES SOLELY TO THE SUBSCRIPTION OFFERING AND THE MEMBERS' MEETING AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN THE PUBLIC OFFERING. COMMON STOCK TO BE OFFERED IN THE PUBLIC OFFERING WILL BE OFFERED ONLY BY MEANS OF A SEPARATE PROSPECTUS.


                             ADDITIONAL INFORMATION

     The MIIX Group has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement"), on Form S-1
(Registration No. 333-     ) under the Securities Act of 1933, as amended (the
"Securities Act"), with respect to the shares of Common Stock to be issued in the Reorganization and the Subscription Offering. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in the Registration Statement. For further information, please refer to the Registration Statement, including exhibits and schedules thereto, which can be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, material filed by The MIIX Group can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains registration statements, reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission, including The MIIX Group. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified by such reference.

   No person is authorized to give any information or to make any representation with respect to the matters described in this Prospectus other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by The MIIX Group or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus, or make a solicitation of a proxy, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any distribution of securities hereunder shall under any circumstances be deemed to imply that there has been no change in the assets, properties or affairs of The MIIX Group or the Exchange since the date hereof or that the information set forth herein is correct as of any time subsequent to the date hereof.

   To date, The MIIX Group has not been subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the completion of the Reorganization, The MIIX Group intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported upon by its independent auditors.

   Until       , 1998, all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus.

                           FORWARD-LOOKING STATEMENTS

   This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions concerning such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as the Prospectus generally. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the products and future economic performance of the Company (as defined under "Prospectus Summary" below). The forward-looking statements set forth in this Prospectus include or relate to, but are not limited to: (i) the Company having sufficient liquidity and working capital; (ii) the Company's strategy to seek consistent profitable growth; (iii) the Company's ability to increase its market share; (iv) the Company's ability to diversify its product lines; (v) the Company's ability to expand into additional states; (vi) the Company's avoidance of any material loss on collection of reinsurance recoverables; and (viii) the continued adequacy of the Company's loss and LAE reserves.

   The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will competitively price and market its insurance products, appropriately reserve for losses and LAE and successfully handle claims; that competitive conditions will not change materially or adversely; that demand for the Company's products will be strong; that the market will accept the Company's new products and services; that the Company will retain existing agents and key management personnel; that the Company's reinsurers will remain solvent; and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. Budgeting, reserving and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditures or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Financial data and ratios set forth in this Prospectus have been presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise indicated. Except as otherwise specified, all information in this Prospectus assumes that the over-allotment option granted in connection with the Public Offering is not exercised. See "Glossary of Selected Insurance Terms" and "Glossary of Reorganization Related Terms" for definitions of certain terms used in this Prospectus.

   For purposes of this Prospectus, the term "Company" refers, at all times prior to the effective date of the Reorganization, to the Exchange and its subsidiaries, and the Attorney-in-Fact and its subsidiaries, collectively, and at all times on or after such effective date, to The MIIX Group and its subsidiaries, collectively; the term "Insurance Subsidiaries" refers, at all times prior to such effective date, to Lawrenceville Property and Casualty Co., Inc. ("LP&C"), MIIX Insurance Company of New York ("MIIX New York") and Lawrenceville Re, Ltd. ("Lawrenceville Re") and, at all times on or after such effective date, to MIIX Insurance Company, a New Jersey stock insurer ("MIIX Insurance"), LP&C, Lawrenceville Re and MIIX New York.

                                   THE COMPANY

   Based on direct premiums written in 1997, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 10th among medical professional liability insurers in the United States. The Company currently insures approximately 14,800 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 70 hospitals, extended care facilities, health maintenance organizations ("HMOs") and other managed care organizations (collectively, "health care institutions"). The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 15 states. For the quarter ended March 31, 1998, approximately 29% of the Company's total direct premiums written were generated outside of New Jersey. In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.

   Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

   In 1997, total medical professional liability direct premiums written in the United States were approximately $5.9 billion, of which $299.3 million were written in New Jersey, according to data compiled by A.M. Best Company, Inc. ("A.M. Best"), an insurance rating agency. The Company's market share of such direct premiums written was 2.8% in the United States and 40% in New Jersey according to A.M. Best. In 1997, medical malpractice insurance accounted for approximately 98% of the Company's direct premiums written.

   The Company's total revenues and net income were $200.4 million and $28.9 million, respectively, for 1997 and were $55.2 million and $3.3 million, respectively, for the three months ended March 31, 1998. As of March 31, 1998, the Company had total assets of $1.4 billion and total equity of $304.7 million. Since 1993, the Company's equity has grown at a compound annual rate of 9.9%.

                                BUSINESS STRATEGY

   The Company has adopted a strategy which it believes will allow it to compete effectively and create long-term growth. As part of this strategy, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "The Reorganization" and "The Subscription Offering." The Company's strategy is to:

         - continue to expand geographically by increasing the number of states in which the Company writes policies;

         - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

         -        expand distribution channels;

         - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

         -        take advantage of strategic acquisition opportunities; and

         - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.

   Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 15 states. As a result of this expansion, the proportion of the Company's business written in states other than New Jersey has grown from approximately 11% in 1996 to 29% in the quarter ended March 31, 1998. In order to facilitate continued geographic expansion, the Company has obtained authority to write insurance in 20 states and the District of Columbia and is in the process of obtaining such authority in 8 other states. In addition, the Company has opened four regional sales and customer support offices to assist its marketing efforts outside of New Jersey. Over time, the Company intends to seek authority to write insurance in all 50 states, although the Company may choose to not write insurance in all such states.

   Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

   Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers. In 1997, 16% of the Company's direct premiums written were generated through brokers. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand further its distribution channels, the Company intends to develop additional brokerage relationships with selected brokers who have demonstrated expertise in the medical malpractice insurance market.

   Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive data base of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, it will maintain underwriting discipline and emphasize profitability over premium growth.

   Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

   Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the exclusive endorsements of the Medial Society and the New Jersey Association of Osteopathic Physicians and Surgeons, as well as endorsements of the Connecticut Hospital Association and various other medical associations and specialty societies. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its medical society endorsements.

   The Company's principal executive offices are located at Two Princess Road, Lawrenceville, New Jersey 08648. The telephone number of the Company's principal executive offices is (609) 896-2404.

                       THE REORGANIZATION AND DISTRIBUTION

   The Exchange is currently organized as a New Jersey reciprocal insurer, and accordingly has no stockholders. Since the Exchange's inception, the business of the Exchange has been managed by the Attorney-in-Fact, which is a wholly owned subsidiary of the Medical Society. On October 15, 1997, the Board of Governors of the Exchange (the "Board of Governors") adopted a Plan of Reorganization that included several key steps:

         - Formation of MIIX Insurance, a new stock company domiciled in New Jersey and formed for the purpose of assuming, solely in exchange for Common Stock, all of the Exchange's business, assets, and liabilities (except for the Common Stock and cash to be distributed to Distributees pursuant to the Plan of Reorganization), after which the Exchange will be dissolved (with all policies issued by the Exchange being assumed by MIIX Insurance and continuing in force) and Membership Interests will be extinguished;

         - Formation of The MIIX Group, a holding company for MIIX Insurance, which is to acquire the Attorney-in-Fact from the Medical Society in exchange for Common Stock and cash; and

         - Allocation and distribution to Distributees of (i) Common Stock or (ii) cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is outside the United States of America or is an address to which mail is undeliverable.

   Set forth below is an illustration of the Company's structure both before and after the proposed Reorganization:

                           BEFORE THE REORGANIZATION:

      Medical Inter-Insurance                     Medical Society of New Jersey
             Exchange


                                 Management
                                 Contract

                                                      New Jersey State
                                                Medical Underwriters, Inc. and
                                                      its subsidiaries**

     Lawrenceville       The MIIX Group,
     Holdings, Inc.        Incorporated
  and its subsidiaries*   (newly formed)



                          MIIX Insurance Company
                            (newly formed)


                            AFTER THE REORGANIZATION:

                              Public stockholders,
                     including Medical Society of New Jersey
                                and Distributees

                          The MIIX Group, Incorporated

                                                  New Jersey State Medical
            MIIX Insurance                       Underwriters, Inc. and its
               Company                                  subsidiaries**

             Lawrenceville
             Holdings, Inc.
          and its subsidiaries*


*  Includes LP&C and MIIX New York.

** Includes Hamilton National Leasing Corporation, Pegasus Advisors, Inc.,
   MIIX Healthcare Group, Inc., Lawrenceville Re and certain other subsidiaries.

   On March 5, 1998, the Insurance Commissioner of the State of New Jersey (the "Commissioner") approved the Plan of Reorganization, subject to certain conditions. See "-- Regulatory Approvals." The consummation of the Reorganization is also subject to certain other conditions precedent, including that the Company receive an opinion of its tax advisors substantially to the effect that the Reorganization shall constitute a tax-free reorganization to the Company for federal income tax purposes. Members are urged to consult their tax advisors as to the consequences to them of their receipt of Common Stock or cash in connection with the Reorganization. See "The Reorganization -- Conditions to Consummation of the Reorganization" and "The Reorganization -- Federal Tax Consequences."

   A GREEN record card will accompany each copy of this Prospectus delivered to Members. The record card shows the estimated whole number of shares of Common Stock that the applicable Member will receive pursuant to the Reorganization if the Reorganization is approved and consummated.

                            THE SUBSCRIPTION OFFERING

   Concurrently with the consummation of the Reorganization, but separate from the Reorganization, The MIIX Group intends to sell Common Stock through the Public Offering and through the Subscription Offering. The Company is offering
up to     shares of Common Stock (the "Subscription Shares") in the Subscription
Offering to Subscription Offerees. Subscription Offerees who wish to subscribe for Subscription Shares should follow the instructions set forth in the Subscription Agreement included with the copy of this Prospectus being sent to the Subscription Offerees. Each such Subscription Agreement will constitute an offer to purchase Subscription Shares, which offer the Company may accept or reject in its sole discretion. The consummation of each Offering is conditioned on the consummation of the Reorganization and the consummation of the Subscription Offering is conditioned on the consummation of the Public Offering. However, the consummation of the Reorganization is not conditioned on the consummation of either Offering and the consummation of the Public Offering is not conditioned on the consummation of the Subscription Offering. See "The Subscription Offering."

   The primary purpose of the Subscription Offering is to provide Subscription Offerees who will have an interest in or relationship with the Company after the Effective Date with an opportunity to purchase Common Stock.

   Set forth below is a summary of certain terms of the Subscription Offering.


Common Stock Offered by the Company
Pursuant to the Subscription Offering ...........   Up to                shares.

Common Stock to be Outstanding
Immediately After the Reorganization
and the Offerings ...............................   Approximately        shares.
                                                    (Assumes that all
                                                    Subscription Shares offered
                                                    pursuant to the Subscription
                                                    Offering are sold in the
                                                    Subscription Offering, that
                                                          shares of Common Stock
                                                    are issued in connection
                                                    with the Public Offering and
                                                    the Reorganization, and that
                                                    the underwriters for the
                                                    Public Offering do not
                                                    exercise their over-
                                                    allotment option.)

Voting Rights ...................................   The Common Stock has one
                                                    vote per share. For a
                                                    description of the rights of
                                                    holders of Common Stock, see
                                                    "Description of Capital
                                                    Stock" and "Comparison of
                                                    Rights."

Use of Proceeds .................................   The net proceeds of the
                                                    Offerings will be used for
                                                    capitalizing the Company's
                                                    subsidiaries in order to
                                                    support their continued
                                                    growth, for general
                                                    corporate purposes, and for
                                                    financing potential
                                                    acquisitions.

Dividend Policy .................................   The Company currently
                                                    intends to pay regular
                                                    quarterly cash dividends.
                                                    The Company initially
                                                    expects to pay a quarterly
                                                    cash dividend of $.05 per
                                                    share commencing with the
                                                    first quarter of 1999. The
                                                    declaration and payment of
                                                    dividends to holders of
                                                    Common Stock will be at the
                                                    discretion of The MIIX Group
                                                    Board of Directors ("The
                                                    MIIX Group Board") and will
                                                    be
                                                    dependent upon the Company's
                                                    financial condition, results
                                                    of operations, cash
                                                    requirements, future
                                                    prospects, regulatory
                                                    restrictions on the payment
                                                    of dividends to the Company
                                                    by the Insurance
                                                    Subsidiaries and other
                                                    factors deemed relevant by
                                                    The MIIX Group Board. There
                                                    can be no assurance that the
                                                    Company will declare and pay
                                                    any dividends. See
                                                    "Management's Discussion and
                                                    Analysis of Financial
                                                    Condition and Results of
                                                    Operations -- Liquidity and
                                                    Capital Resources."

Subscription Offerees ...........................   "Subscription Offerees"
                                                    means (i) policyholders of
                                                    the Exchange or LP&C as of
                                                    both August 31, 1998 and
                                                    four business days prior to
                                                    the Effective Date
                                                    ("Eligible Policyholders"),
                                                    (ii) persons who are
                                                    directors, officers or
                                                    employees of the Company as
                                                    of both August 31, 1998 and
                                                    four business days prior to
                                                    the Effective Date
                                                    ("Employees"), and (iii)
                                                    other persons, as selected
                                                    by the Company in its sole
                                                    discretion, who have
                                                    business relationships with
                                                    the Company as of both
                                                    August 31, 1998 and four
                                                    business days prior to the
                                                    Effective Date ("Service
                                                    Providers"). A person who
                                                    satisfies one of the
                                                    criteria of being a
                                                    Subscription Offeree as of
                                                    August 31, 1998 who
                                                    subscribes for shares and
                                                    does not satisfy such
                                                    criteria on the fourth
                                                    business day prior to the
                                                    Effective Date will not be
                                                    sold Subscription Shares,
                                                    and the Company will return
                                                    to such person without
                                                    interest any subscription
                                                    funds previously delivered
                                                    by such person. It is the
                                                    desire and intent that
                                                    Subscription Offerees be the
                                                    persons defined above who
                                                    have a policyholder or other
                                                    designated relationship with
                                                    the Company on the Effective
                                                    Date. However, in order to
                                                    satisfy the logistics of
                                                    consummating the
                                                    Subscription Offering, it is
                                                    necessary that persons
                                                    satisfy the criteria of
                                                    being a Subscription Offeree
                                                    as of August 31, 1998 and
                                                    the fourth business day
                                                    prior to the Effective Date.
                                                    Subscription Offerees may
                                                    elect to subscribe for
                                                    Subscription Shares through
                                                    or on behalf of their
                                                    respective Associates.
                                                    "Associate" is defined as:
                                                    (i) any corporation or
                                                    organization (other than the
                                                    Company) of which a
                                                    Subscription Offeree is an
                                                    officer or partner or is,
                                                    directly or indirectly, the
                                                    beneficial owner of 10% or
                                                    more of any class of equity
                                                    securities; (ii) any trust
                                                    or other estate in which
                                                    such person has a
                                                    substantial beneficial
                                                    interest or as to which such
                                                    person serves as a director
                                                    or in a similar fiduciary
                                                    capacity; provided, however,
                                                    such term shall not include
                                                    Company employee benefit
                                                    plans in which such person
                                                    has a substantial beneficial
                                                    interest or serves as a
                                                    director or in a similar
                                                    fiduciary capacity; or
                                                    (iii) any relative or spouse
                                                    of such person, or any
                                                    relative of such spouse, who
                                                    has the same home as such
                                                    person.

Priority; Allocation ............................   Eligible Policyholders will
                                                    receive first priority in
                                                    the Subscription Offering.
                                                    If there are insufficient
                                                    Subscription Shares
                                                    available to satisfy all
                                                    subscriptions of the
                                                    Eligible Policyholders
                                                    (after taking into account
                                                    any reductions in the
                                                    Maximum Subscription Amount
                                                    (as defined below)),
                                                    Subscription Shares will be
                                                    allocated among Eligible
                                                    Policyholders on a pro rata
                                                    basis in the same proportion
                                                    that the subscription of
                                                    each bears to the total
                                                    subscriptions received from
                                                    all Eligible

                                                    Policyholders, subject to a
                                                    minimum allocation of 100
                                                    Subscription Shares. To the
                                                    extent that there are
                                                    Subscription Shares
                                                    remaining after the
                                                    allocation of Subscription
                                                    Shares to Eligible
                                                    Policyholders, such
                                                    Subscription Shares will be
                                                    available for sale to
                                                    Employees. If there are
                                                    insufficient Subscription
                                                    Shares available to satisfy
                                                    all subscriptions of
                                                    Employees (after taking into
                                                    account any reductions in
                                                    the Maximum Subscription
                                                    Amount), Subscription Shares
                                                    will be allocated among
                                                    Employees on a pro rata
                                                    basis in the same proportion
                                                    that the subscription of
                                                    each bears to the total
                                                    subscriptions received from
                                                    all Employees, subject to a
                                                    minimum allocation of 100
                                                    Subscription Shares. In
                                                    addition, if there are
                                                    insufficient Subscription
                                                    Shares available to satisfy
                                                    all subscriptions of
                                                    Employees, then the Company
                                                    may elect to direct the
                                                    underwriters of the Public
                                                    Offering to sell Common
                                                    Stock to Employees in the
                                                    Public Offering. To the
                                                    extent that there are
                                                    Subscription Shares
                                                    remaining after the
                                                    allocation of Subscription
                                                    Shares to Employees, such
                                                    Subscription Shares will be
                                                    available for sale to
                                                    Service Providers. If there
                                                    are insufficient
                                                    Subscription Shares
                                                    available to satisfy all
                                                    subscriptions of the Service
                                                    Providers (after taking into
                                                    account any reductions in
                                                    the Maximum Subscription
                                                    Amount), Subscription Shares
                                                    will be allocated among
                                                    Service Providers on a pro
                                                    rata basis in the same
                                                    proportion that the
                                                    subscription of each bears
                                                    to the total subscriptions
                                                    received from all Service
                                                    Providers, subject to a
                                                    minimum allocation of 100
                                                    Subscription Shares. If any
                                                    Subscription Offeree's
                                                    allocation would be less
                                                    than 100 Subscription
                                                    Shares, then such
                                                    Subscription Offeree will
                                                    not be sold Subscription
                                                    Shares, and the Company will
                                                    return to such person
                                                    without interest any
                                                    subscription funds
                                                    previously delivered by such
                                                    person.

Subscription Price ..............................   The price at which
                                                    Subscription Shares will be
                                                    sold will be equal to the
                                                    price at which shares of
                                                    Common Stock are sold to the
                                                    public in the Public
                                                    Offering (the "Public
                                                    Offering Price"), which is
                                                    currently estimated to be
                                                    between $     and $     .
                                                    When Subscription Offerees
                                                    submit payment to the
                                                    Company for Subscription
                                                    Shares, such payment will be
                                                    based upon an assumed Public
                                                    Offering Price of $     per
                                                    Subscription Share (the
                                                    "Assumed Price"). If the
                                                    Public Offering Price is
                                                    lower than the Assumed
                                                    Price, then the Subscription
                                                    Offeree will be deemed to
                                                    have subscribed for the same
                                                    number of Subscription
                                                    Shares that his or her
                                                    payment would have purchased
                                                    at the Assumed Price, and
                                                    the excess payment will be
                                                    refunded without interest.
                                                    Subscription Offerees may
                                                    elect in their respective
                                                    Subscription Agreements to
                                                    withdraw their entire
                                                    subscription if the Public
                                                    Offering Price is higher
                                                    than the Assumed Price. If
                                                    this election is not made
                                                    when the Subscription
                                                    Agreement is completed then
                                                    the

                                                    Subscription Offeree
                                                    will be deemed to have
                                                    subscribed for the maximum
                                                    whole number of Subscription
                                                    Shares that his or her
                                                    payment would purchase at
                                                    the Public Offering Price,
                                                    and any excess cash
                                                    remaining after the sale of
                                                    such whole number of
                                                    Subscription Shares will be
                                                    refunded without interest.



Minimum and Maximum Subscription ................   Each Subscription Offeree
                                                    may subscribe for between
                                                    100 whole Subscription
                                                    Shares (the "Minimum
                                                    Subscription Amount") and
                                                    $250,000 worth of whole
                                                    Subscription Shares (subject
                                                    to adjustment as described
                                                    below, the "Maximum
                                                    Subscription Amount"). The
                                                    Company may, in its sole
                                                    discretion, increase or
                                                    decrease the Maximum
                                                    Subscription Amount. If a
                                                    Subscription Offeree
                                                    satisfies multiple criteria
                                                    for becoming a Subscription
                                                    Offeree (i.e., if a person
                                                    is both an Eligible
                                                    Policyholder and an
                                                    Employee), then such
                                                    Subscription Offeree may
                                                    only subscribe for up to the
                                                    Maximum Subscription Amount.
                                                    The Maximum Subscription
                                                    Amount will be assessed
                                                    against each Subscription
                                                    Offeree and his, her or its
                                                    Associates as a single
                                                    group.



Subscription Procedures; Expiration of
Subscription Offering ...........................   Together with this
                                                    Prospectus, the Company is
                                                    delivering to Subscription
                                                    Offerees a Subscription
                                                    Agreement pursuant to which
                                                    such Subscription Offeree
                                                    may subscribe for
                                                    Subscription Shares. To
                                                    subscribe for Subscription
                                                    Shares, a Subscription
                                                    Offeree must complete and
                                                    sign the Subscription
                                                    Agreement and such form must
                                                    be received, together with
                                                    payment by check or money
                                                    order in United States
                                                    dollars, by the Subscription
                                                    Services Agent (as defined
                                                    below) not later than 4:00
                                                    p.m., New York time, on
                                                    1998 (the "Subscription
                                                    Expiration Time"). The
                                                    Company may extend the
                                                    Subscription Expiration Time
                                                    in its sole discretion.
                                                    Except as otherwise
                                                    described herein,
                                                    Subscription Agreements
                                                    received by the Subscription
                                                    Services Agent may not be
                                                    modified, amended or
                                                    withdrawn without the
                                                    consent of the Company. If a
                                                    Subscription Agreement is
                                                    not received by the
                                                    Subscription Services Agent
                                                    by the Subscription
                                                    Expiration Time or is
                                                    executed incorrectly, the
                                                    Subscription Agreement will
                                                    be invalid, subject to the
                                                    Company's discretionary
                                                    right to accept the
                                                    subscription. The Company
                                                    shall have the right in its
                                                    absolute discretion and
                                                    without liability to any
                                                    Subscription Offeree (i) to
                                                    determine which
                                                    subscriptions, if any, to
                                                    accept and (ii) to reject
                                                    any subscriptions for any
                                                    reason or for no reason.



Cancellation; Withdrawal ........................   The Company may in its sole
                                                    discretion at any time prior
                                                    to the closing of the
                                                    Subscription Offering
                                                    determine to cancel the
                                                    Subscription Offering. If
                                                    the Subscription Offering
                                                    shall not have been
                                                    consummated
                                                    within 60 days
                                                    of the Subscription
                                                    Expiration Time,
                                                    Subscription Offerees will
                                                    be permitted to withdraw
                                                    their subscriptions.
                                                    Subscription Offerees may
                                                    also elect, at the time when
                                                    they complete their
                                                    respective Subscription
                                                    Agreements, to cancel their
                                                    subscriptions if the Public
                                                    Offering Price exceeds the
                                                    Assumed Price.



Interest on Subscription Funds ..................   Subscription funds will be
                                                    held in an account with the
                                                    Subscription Services Agent
                                                    pending consummation of the
                                                    Subscription Offering or the
                                                    refund of such funds to
                                                    Subscription Offerees. If
                                                    the Subscription Offering is
                                                    not consummated within 60
                                                    days of the Subscription
                                                    Expiration Time and (i) a
                                                    Subscription Offeree
                                                    withdraws its subscription
                                                    as described above or (ii)
                                                    the Company cancels the
                                                    Subscription Offering, then
                                                    funds submitted by
                                                    Subscription Offerees will
                                                    be refunded with      % per
                                                    annum simple interest
                                                    calculated from the
                                                    sixty-first day after the
                                                    Subscription Expiration Time
                                                    ("Subscription Interest").
                                                    Except as described above,
                                                    interest will not be paid on
                                                    subscription funds.



Subscription Services Agent .....................   Friedman, Billings, Ramsey &
                                                    Co. Inc.



                                  RISK FACTORS

   Members and Subscription Offerees should carefully consider the factors set forth herein under "Risk Factors" commencing on page 15, as well as other information contained in this Prospectus.

                              REGULATORY APPROVALS

   The consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. Second, the Reorganization must be approved by the affirmative vote of at least two-thirds of those Members voting in person or by proxy.

   Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange (except for the Common Stock and cash to be retained by the Exchange, all of which is to be distributed in the Reorganization). However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. These states must also approve MIIX Insurance's rates, rules and policy forms, which initially will be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, and Texas, in which LP&C has been deemed to be commercially domiciled, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group. Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk.

                      SUMMARY FINANCIAL AND OPERATING DATA


   The following table sets forth selected combined financial and operating data for the Company. The selected income statement data set forth below for each of the years in the three year period ended December 31, 1997 and the selected balance sheet data as of December 31, 1997 and 1996 are derived from the combined financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The selected income statement data for the years ended 1993 and 1994 and for the three months ended March 31, 1997 and 1998, and the selected balance sheet data as of December 31, 1993, 1994 and 1995 and as of March 31, 1997 and 1998, are derived from unaudited financial statements of the Company included elsewhere herein which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data is presented in accordance with GAAP, except for the item entitled "statutory surplus" which is presented in accordance with Statutory Accounting Principles ("SAP"). See "Glossary of Selected Insurance Terms." The statutory surplus amounts are derived from the audited statutory financial statements of the Exchange and the Insurance Subsidiaries (except with respect to the information provided for the three months ended March 31, 1997 and 1998, which is derived from unaudited statutory financial statements) and, in the opinion of management, fairly reflect the specified data for the periods presented.

                                                                                                           FOR THE THREE MONTHS
                                                 FOR THE YEAR ENDED DECEMBER 31,                              ENDED MARCH 31,
                                                 -------------------------------                              ---------------
                                 1993           1994            1995            1996           1997           1997           1998
                                 ----           ----            ----            ----           ----           ----           ----
                                                                (in thousands, except per share data)

Income Statement Data:
  Direct premiums written    $  115,999     $  127,647      $  137,291     $  143,218     $  162,430     $  126,689     $  143,522
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========

  Net premiums earned ...    $   84,928     $   96,019      $  105,256     $  108,182     $  123,600     $   27,113     $   35,892

  Net investment income..        48,223         47,447          51,760         49,208         54,624         13,208         14,873
  Realized investment ...        29,891        (11,030)         13,149          8,683         10,296            195          1,441
    gains (losses)
  Other revenue .........         4,051          7,343           9,968         11,524         11,870          3,017          2,963
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------

    Total revenues ......       167,093        139,779         180,133        177,597        200,390         43,533         55,169
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------

  Losses and loss
    adjustment expenses..       110,402         98,899         107,889        110,866        122,828         27,849         36,194
  Underwriting expenses .        11,739         12,777          14,743         17,130         25,047          5,164          7,757
  Funds held charges ....        16,944          3,067           5,473          8,626         11,581          2,847          3,544
  Other expenses ........         2,020          4,224           6,905         11,699          9,987          3,241          3,512


    Total expenses ......       141,105        118,967         135,010        148,321        169,443         39,101         51,007
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
  Income before income
    taxes................        25,988         20,812          45,123         29,276         30,947          4,432          4,162
  Income taxes ..........         8,465          5,647          12,108          9,779          2,085            973            837
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
    Net income ..........    $   17,523     $   15,165      $   33,015     $   19,497     $   28,862     $    3,459     $    3,325
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========


 Balance Sheet Data (at
  end of period):
  Total investments .....    $  799,665     $  787,621      $  894,176     $  919,697     $1,031,035     $  936,225     $1,091,230

  Total assets ..........       947,137        953,738       1,088,998      1,157,746      1,280,231      1,239,628      1,409,546
  Total liabilities .....       743,319        775,844         842,540        901,705        976,790        988,659      1,104,872
  Total equity ..........       203,818        177,894         246,458        256,041        303,441        250,969        304,674


  Statutory surplus .....       147,803        156,246         184,651        208,738        248,050        213,597        254,949

 Additional Data:
  GAAP ratios:
    Loss ratio ..........         130.0%         103.0%          102.5%         102.5%          99.4%         102.7%         100.8%
    Expense ratio .......          13.8           13.3            14.0           15.8           20.3           19.0           21.6
                             ----------     ----------      ----------     ----------     ----------     ----------     ----------
    Combined ratio ......         143.8%         116.3%          116.5%         118.3%         119.7%         121.7%         122.4%
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========

  Earnings Per Share(1) .    $     1.46     $     1.26      $     2.75     $     1.62     $     2.41     $     0.29     $     0.28
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========

  Book Value Per
    Share(1) ............    $    16.98     $    14.82      $    20.54     $    21.34     $    25.29     $    20.91     $    25.39
                             ==========     ==========      ==========     ==========     ==========     ==========     ==========


(1) Gives effect in all periods to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to (i) Distributees and
         (ii) the Medical Society in connection with the purchase of the Attorney-in-Fact. Does not give effect to the sale of Common Stock in the Offerings.

                                  RISK FACTORS

   The following risk factors, in addition to other information set forth in this Prospectus, should be carefully considered by Members and Subscription Offerees in making an investment decision regarding the Common Stock.

POSSIBLE ADVERSE IMPACT OF LITIGATION

   A group of current and previous policyholders of the Company has retained a law firm and filed a motion for rehearing with the Department of Banking and Insurance of the State of New Jersey (the "New Jersey Department") and the Commissioner, actions that appear designed to rescind regulatory approval of the Plan of Reorganization. The motion challenged the authority of the New Jersey Department to approve the actions contemplated under the Reorganization, the fairness of the proposed allocation of Common Stock, and other key elements of the Reorganization. The New Jersey Department has denied the motion, and the group has filed a notice of appeal with the Appellate Division of the Superior Court of New Jersey. The issues raised by the appeal are (i) whether the Commissioner had the authority to approve the Plan of Reorganization in the absence of any statute expressly permitting reciprocal insurers to engage in the type of transaction contemplated by the Plan of Reorganization, (ii) whether adequate notice was given to members of the Exchange regarding the Reorganization, (iii) whether sufficient evidence was presented to the Commissioner to support the terms of the Plan of Reorganization and (iv) whether the New Jersey Department should have granted the request for a rehearing. The group has also filed with the New Jersey Department a motion to stay (i) the Commissioner's order approving the Plan of Reorganization and (ii) the denial of the group's motion for rehearing, pending disposition of the group's appeal to the Appellate Division of the Superior Court of New Jersey. The New Jersey Department has denied this motion. Following the denial by the Commissioner of the group's motion to stay the effectiveness of the order approving the Plan of Reorganization, the group filed a motion with the Appellate Division of the Superior Court of New Jersey to stay the order and for a remand of the proceeding to the New Jersey Department for rehearing. This motion is currently pending.

   In addition, other persons could bring actions against the Company for a variety of reasons, including but not limited to the relative allocation of Common Stock among Distributees, the method by which the Company determined which members of the Exchange would be Distributees, or the absence of any statute expressly permitting reciprocal insurers to engage in the type of transaction contemplated by the Plan of Reorganization. Final adjudication of any such case could take a year or more and the parties could appeal any decision. Such appeals, if made, could require a number of years to resolve. If any such action is brought, the Company intends to vigorously defend the Reorganization. However, no assurance can be given that a court would not enjoin the holding of the Members' Meeting or that the Company will ultimately prevail on the merits. Damages awarded under any such suit cannot be predicted and could have a material adverse effect on the Company. If the Reorganization is completed, but the authority of the New Jersey Department to approve conversion from a reciprocal insurer to a stock company is overturned, the remedy a court might grant is uncertain. Such remedy could have a material adverse effect on the Company and its stockholders.

CONCENTRATION OF BUSINESS

   Substantially all of the Company's direct premiums written are generated from medical malpractice insurance policies issued to physicians, medical groups and health care entities. As a result, negative developments in the economic, competitive, or regulatory conditions affecting the medical malpractice insurance industry, particularly as such developments might affect medical malpractice insurance for physicians, could have a material adverse effect on the Company's financial condition and results of operations.

   In 1997, more than 70% of the Company's direct premiums written were generated in New Jersey. The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic, competitive and other conditions in New Jersey. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

   There can be no assurance that the Company will be successful in implementing its strategy to expand and diversify its geographic market. See "-- Expansion into New Markets."

MEDICAL MALPRACTICE INSURANCE INDUSTRY FACTORS

   Many factors influence the financial results of the medical malpractice insurance industry, some of which are beyond the control of the Company and can adversely affect the Company's results of operations. These factors include, among other things, aggressive pricing by competitors, pricing cycles and overcapacity that result in downward pressure on rates, greater than expected severity and frequency of claims, regulatory actions that reduce the Company's discretion with respect to the pricing of its products, changes in inflation and interest rates that make it difficult for the Company to make adequate provision for loss and LAE reserves, and judicial and legislative decisions relating to insurance coverage issues and the amount of compensation payable with respect to injuries that undermine insurers' expectations with respect to the level of risk being assumed in a number of ways, including expansive coverage interpretations, eliminating exclusions, multiplying limits of coverage, and creating rights for policyholders not set forth in the insurance contract.

   The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical malpractice industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, the medical malpractice insurance industry in New Jersey and in many other states has experienced a soft insurance market. There can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's results of operations.

COMPETITION

   The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1996 there were 357 companies nationally that wrote medical professional liability insurance and, of those, 112 were writing in New Jersey. In New Jersey, where over 70% of the Company's direct premiums were written in 1997, the Company's principal competitor is Princeton Insurance Companies. In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company and St. Paul Companies. These companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. Several insurance companies that have greater financial resources than the Company have started to write medical malpractice insurance in New Jersey. There can be no assurance that the Company will be able to compete effectively against these potential and existing competitors.

   The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may increase, reducing the market for physician professional liability insurance. These competitive factors may adversely affect the Company's results of operations.

   As the Company expands into new product lines and new geographic markets, it will compete with established companies in such markets, many of which will have existing relationships with the physicians, medical groups, hospitals, and other healthcare providers that the Company will seek to insure. Competitors may also have existing relationships with insurance brokers or other distribution channels. These factors may adversely affect the Company's financial condition and results of operations. See "Business -- Competition."

LOSS AND LAE RESERVES

   The reserves for losses and LAE established by the Company are estimates of amounts needed to pay reported and unreported claims and related LAE. The estimates are based on assumptions related to the ultimate cost of settling such claims based on facts and interpretation of circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity, judicial theories of liability, legislative activity, and other factors. Establishment of appropriate reserves is, however, an inherently uncertain process involving estimates of future losses, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Clusters of cases, such as breast implant or "Fen-Phen" cases, cannot be predicted by the Company. The inherent uncertainty is greater for certain types of insurance, such as medical malpractice, where a longer period may elapse before notice of a claim or a determination of liability is made and where the judicial, political, and regulatory climates are changing. Medical malpractice claims and expenses may be paid over a period of 10 or more years, which is longer than most property and casualty claims. Trends in losses on "long-tail" lines of business such as medical malpractice may be slow to emerge and, accordingly, the Company's reaction in terms of modifying underwriting practices and changing premium rates may lag underlying loss trends. In addition, changes in the practice of medicine and healthcare delivery, such as the emergence of new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by managed care organizations, may require the Company to adjust its underwriting and reserving practices. See "-- Changes in Health Care."

   There can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company would be required to increase its loss and LAE reserves, which would cause a corresponding reduction in earnings in the period that such reserves are increased. This could have a material adverse affect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loss and LAE Reserves" and "Business -- Loss and LAE Reserves."

CHANGES IN HEALTH CARE

   In recent years, a number of factors related to the emergence of "managed care" have negatively impacted or threaten to impact the medical practice and economic independence of physicians. Physicians have found it more difficult to conduct a traditional fee-for-service practice and many have been forced to join or affiliate with managed care organizations, health care delivery systems or practice management organizations. This consolidation has begun to reduce the role of the physician and the medical group in the medical malpractice insurance purchasing decision. In addition, the consolidation could reduce primary medical malpractice insurance premiums paid by doctors and hospitals, as larger health care systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies. Furthermore, larger health care systems may possess sufficient bargaining power to negotiate discounted rates. These factors could have a material adverse effect on the Company's profitability.

EXPANSION INTO NEW MARKETS

   The Company's strategy includes expanding and diversifying its product lines and geographic markets to meet the insurance needs of the changing health care market, while maintaining its traditional personalized service for physicians and medical groups, and customized products for health care institutions. Such expansion and diversification are contingent on various factors, including, among others, the availability of adequate capital, marketing success, the ability to set profitable rates, and applicable regulatory requirements. The Company's business expansion may also occur through the acquisition of, or combination with, other medical professional liability insurers or other entities. There can be no assurance that any such acquisition or combination will be profitable for the Company. There can be no assurance that the Company's expansion will be successful.

   As the Company expands and diversifies its product lines into areas where the Company is inexperienced, the Company will be required to retain qualified personnel with the requisite experience in such areas. Competition for such personnel may be intense, and there can be no assurance that the Company will be able to attract and retain such personnel. In addition, the Company will have to seek distribution channels for its new products. This may increase the Company's dependence on insurance brokers and other intermediaries. There can be no assurance that the Company will be able to develop such distribution channels or maintain satisfactory relationships with insurance brokers and other intermediaries.

A.M. BEST RATINGS

   Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. The Company is rated "A (Excellent)" by A.M. Best, the third highest rating of 16 ratings assigned by A.M. Best. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders, and are not evaluations directed to purchasers of an insurance company's securities. In March 1998, A.M. Best reaffirmed the Company's "A (Excellent)" rating. The Company's rating is subject to periodic review by A.M. Best and cannot be assured. If the Company's rating is reduced from its current level by A.M. Best, the Company's results of operations could be adversely affected. See "Business -- A.M. Best Ratings."

ENDORSEMENTS

   The Company has received endorsements and support from various state medical and osteopathic societies and a number of local county medical associations in building its physician and medical group policyholder base. The Company has relied on its relationships with physicians and medical associations in marketing its policies in competition with commercial insurance companies and other physician-governed companies. The Company will endeavor to maintain its endorsements and continue its close relationships with physicians and medical groups through personalized service. There can be no assurance, however, that the Company will be able to maintain these relationships and endorsements.

REINSURANCE

   The amount and cost of reinsurance available to companies specializing in medical professional liability insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part on its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. Moreover, the Company must obtain the consents of its current reinsurers to assign the reinsurance contracts written with the Exchange to MIIX Insurance. There can be no assurance that the Company will be able to obtain its reinsurers' consents or to secure adequate reinsurance, and any failure to obtain such consents or reinsurance could have a material adverse effect on the Company. Furthermore, the Company is subject to a credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. A significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business -- Reinsurance."

HOLDING COMPANY STRUCTURE; LIMITATION ON DIVIDENDS

   The MIIX Group is an insurance holding company whose assets after the Reorganization will consist primarily of all the outstanding capital stock of the Insurance Subsidiaries, the Attorney-in-Fact, and downstream subsidiaries of those companies. As an insurance holding company, The MIIX Group's ability to meet its obligations and to pay dividends, if any, will largely depend on the receipt of sufficient funds from its subsidiaries. The payment of dividends to The MIIX Group by the Insurance Subsidiaries is subject to general limitations imposed by applicable insurance laws. See "Business -- Regulation -- Holding Company Regulation" and "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

ANTI-TAKEOVER PROVISIONS

   The MIIX Group's certificate of incorporation and bylaws include provisions that may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that stockholders may consider to be in their best interests. These provisions include: a Board of Directors consisting of three classes with staggered terms; authorization to issue up to 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, with such rights, obligations, powers, and preferences as The MIIX Group's Board of Directors ("The MIIX Group Board") may provide; a limitation which permits only The MIIX Group Board, the Chairman or Vice Chairman of The MIIX Group Board or the Chief Executive Officer (or in the event of his or her absence or disability, any Vice President) of The MIIX Group, to call a special meeting of stockholders; a prohibition against stockholders acting by written consent; provisions which provide that directors may be removed only for cause and only by the affirmative vote of a majority of holders of the outstanding shares of voting securities; provisions which provide that The MIIX Group Board may increase the size of the Board and may fill vacancies and newly created directorships; and certain advance notice procedures for nominating candidates for election to The MIIX Group Board and for proposing business before a meeting of stockholders. In addition, state insurance holding company laws that will be applicable to The MIIX Group generally provide that no person may acquire control of The MIIX Group without the prior approval of appropriate insurance regulatory authorities. See "Management," "Description of Capital Stock -- Delaware Law and Certain Charter and Bylaw Provisions," and "Business -- Regulation -- Holding Company Regulation."

REGULATORY AND RELATED MATTERS

   Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, statutory surplus requirements, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control, and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. See "Business -- Regulation."

   State regulatory oversight and various proposals at the federal level may in the future adversely affect the Company's results of operations. In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Furthermore, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business -- Regulation -- Risk-Based Capital," "Business -- Regulation -- NAIC-IRIS Ratios," and "Business -- Regulation -- Regulation of Investments." Changes in or the adoption of laws or regulations regarding such issues or other matters, including the rates charged for insurance coverage, could have a material adverse effect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers, which they exercise primarily for the protection of policyholders.

STATE INSURANCE REGULATORY APPROVALS

   Because New Jersey's statutory scheme does not have an explicit process for converting a reciprocal insurance exchange into a stock company, the conversion will be accomplished through two assumption agreements by which the Exchange will transfer its ongoing business, assets and liabilities to MIIX Insurance. However, insurance licenses cannot be transferred. Accordingly, it will be necessary for MIIX Insurance to gain state regulatory approval to become an admitted carrier in each of the 8 states other than New Jersey in which the Exchange currently writes business. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. These states must also approve MIIX Insurance's rates, rules and policy forms, which initially will be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, and Texas, in which LP&C has been deemed to be commercially domiciled, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group. Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. If these approvals are not granted prior to the effective date of the Reorganization, it may prevent the consummation of the Reorganization as currently contemplated and, because MIIX Insurance will not be authorized to write new business in such states, may have an adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

   All of the shares of Common Stock issued in the Reorganization and the Offerings (except for the shares issued to the Medical Society, the directors and officers of The MIIX Group, and other affiliates of The MIIX Group) will be eligible for immediate sale in the public market. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such shares of Common Stock in the public market following effectiveness of the Reorganization and the Offerings or the perception that such sales could occur could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

LACK OF PRIOR PUBLIC MARKET FOR COMMON STOCK

   Prior to the Reorganization and the Offerings, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The Company has applied to list the shares of Common Stock to be issued in the Reorganization and the Offerings on the NYSE. There can be no assurance as to the price at which Common Stock will trade on the NYSE. In addition, factors such as the variations in the Company's financial results or other developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly after the Offerings.

   Completion of the Public Offering is not a condition to the effectiveness of the Plan of Reorganization. If the Plan of Reorganization becomes effective, but the Public Offering does not occur, the Company will still seek to list the shares of Common Stock distributed to Distributees on the NYSE. However, in the absence of the Public Offering, there can be no assurance that an active or orderly trading market for the Common Stock will develop. The absence of an active or orderly trading market could have an adverse effect on the market price of the Common Stock subsequent to the Effective Date.

FAILURE TO CONSTITUTE A TAX-FREE REORGANIZATION

   PriceWaterhouseCoopers LLP (the "Tax Advisor") has delivered an opinion (the "Tax Opinion") stating that consummation of the Plan of Reorganization generally will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service (the "IRS") and the courts have not previously considered the treatment of a transaction in the form described herein. The Tax Opinion represents the Tax Advisor's best judgment of how a court would rule. However, the opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the consummation of the Plan of Reorganization. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Tax Opinion. In that event, it is possible that the consummation of the Plan of Reorganization would be treated as a taxable transaction, in which case the Exchange and Members receiving Common Stock would recognize taxable gain. See "The Reorganization -- Federal Tax Consequences".

DEPENDENCE ON KEY PERSONNEL

   The Company's success since 1992 has been significantly dependent on the contributions of Daniel Goldberg, the Company's President and Chief Executive Officer, and the loss of his services could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's success also depends to a significant extent on a number of other key employees of the Company and the loss of their services could also have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in part on its ability to attract and retain additional highly skilled professional, managerial, sales, and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel that it requires for its business and planned growth.

GUARANTY FUND, ASSESSMENTS AND OTHER LIABILITIES

   Property and casualty insurers like the Company are subject to assessments in most states where they are licensed for the provision of funds necessary for the settlement of covered claims under certain policies of impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by state, and have historically been between 1% and 2% of annual premiums written. The Company cannot predict with certainty the amount of future assessments but expects assessments in 1998 to be levied by Pennsylvania, Kentucky and Maryland. In each of these three states, the amount of the assessment under current law cannot exceed 2% of the direct premiums written by the Company in that state. Significant assessments could have a material adverse effect on the Company's financial condition or results of operations.

   In addition to guaranty fund assessments, there is a possibility that the Company could be required to pay some portion of the estimated $2 billion liability of Pennsylvania's Medical Professional Liability Catastrophe (CAT) Loss Fund. This fund provides a level of malpractice coverage above that of primary carriers. A study is currently under way to assess the level of unfunded liability and recommend legislative solutions. Options include a bond issue; primary carriers assuming some of the fund's liability; major reinsurers funding the liability; or continuing current surcharges until the liability is eliminated. A determination that primary carriers are to share the fund's liability could have a material adverse effect on the Company.

YEAR 2000; INFORMATION TECHNOLOGY

   Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post-twentieth century dates (the "Year 2000 Issue"). This could result in system failures and improper information processing that could disrupt the Company's business operations.

   To address the Year 2000 Issue, the Company assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. This study included the Company's internal systems and services, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and technology infrastructure have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant.

   The Company has completed its review of its internal systems but has not yet completed its investigation of whether its service providers, brokers and other external business partners may experience Year 2000 problems that could affect the Company. The Company expects to complete its Year 2000 compliance efforts in 1999. However, there can be no assurance that the Company will not experience failure of its internal systems, or that the Company's service providers, brokers and other external business partners will not experience Year 2000 problems, either of which could have a material adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

   The Company is significantly dependent upon effective information systems. Any failure in, or failure to timely update, the Company's information systems could have a material adverse affect on the Company's results of operations or financial condition. The Company is in the process of updating its computer systems that relate to policy administration, billing, claims, and other aspects of the Company's business. There can be no assurance that such updates will be implemented without causing significant disruption to the Company's operations. Any such disruptions could have a material adverse effect on the Company's ability to conduct its operations and could increase administrative expenses.

                              THE MEMBERS' MEETING


TIME, DATE AND PLACE

     The Members' Meeting will be held on        ,          , 1998 at       . At
the Members' Meeting, Members will consider and vote upon a proposal to approve
(i) an amendment to the Rules and Regulations of the Exchange to permit the dissolution of the Exchange (the "Amendment") and (ii) the Plan of Reorganization.

ADOPTION DATE, QUORUM AND VOTE REQUIRED

   Only persons who were Members of the Exchange on October 15, 1997, the date on which the Board of Governors adopted the Plan of Reorganization, are entitled to vote at the Members' Meeting. There are approximately 10,500 such Members. Each such Member is entitled to one vote at the Members' Meeting.

   The presence, either in person or by proxy, of 101 Members is necessary to constitute a quorum at the Members' Meeting. The affirmative vote of not less than two-thirds of the Members present in person or by proxy at the Members' Meeting is required to approve and adopt the Amendment and the Plan of Reorganization.

THE AMENDMENT

   As part of the Plan of Reorganization, the Exchange will dissolve. At the time of the adoption of the Plan of Reorganization, the Exchange's Rules and Regulations did not contain any provision expressly authorizing such dissolution. Therefore, the Board of Governors has approved an amendment to the Rules and Regulations to expressly permit such dissolution, and the Company is seeking the Members' approval of such amendment.

RECOMMENDATION OF THE BOARD OF GOVERNORS

   The Board of Governors believes that the Plan of Reorganization is fair to, and in the best interests of, the Exchange and its members. The Board of Governors has unanimously adopted the Plan of Reorganization and recommends that Members vote FOR the proposal to approve and adopt the Amendment and the Plan of Reorganization. See "The Reorganization -- Recommendation of the Board of Governors; Reasons for the Reorganization."

INTERESTS OF MEMBERS OF THE BOARD OF GOVERNORS IN THE REORGANIZATION

   Each member of the Board of Governors is a Member who will be entitled to vote upon the Amendment and the Reorganization and to receive Common Stock pursuant to the Reorganization. In addition, members of the Board of Governors and their families will be eligible to participate in the Subscription Offering. The estimated number of shares that each member of the Board of Governors will receive pursuant to the Reorganization and the Subscription Offering is set forth below. See "Management" and "Ownership of Common Stock."

PROXIES

   All proxies that are properly executed and returned to the Company will be voted at the Members' Meeting or any adjournments and postponements thereof in accordance with the instructions thereon, or if no instructions are given, will be voted for approval and adoption of the Amendment and the Plan of Reorganization. Members are urged to mark the boxes on the proxy to indicate how they wish to vote. A Member may revoke a proxy at any time before it is voted by submitting a later dated proxy, by appearing in person at the Members' Meeting and voting thereat, or by delivering a written notice to the Secretary of the Company stating that the proxy is revoked.

PROXY SOLICITATION

     The Company will bear the cost of soliciting proxies. In addition to solicitation by mail, proxies may be solicited by the directors, officers and employees of the Company, who will not be specifically compensated for such services, by personal interview, telephone or other telecommunication. In
addition, the Exchange has retained            to assist in soliciting proxies
for the Members' Meeting at a fee of approximately $           plus certain
expenses.

                               THE REORGANIZATION

   The following discussion of the Reorganization is qualified in its entirety by reference to the Plan of Reorganization, a copy of which is attached as Annex A hereto.

   The Exchange is organized as a reciprocal insurer. Since the Exchange's inception, the business of the Exchange has been managed by the Attorney-in-Fact, which is a wholly owned subsidiary of the Medical Society. On October 15, 1997, the Board of Governors adopted a Plan of Reorganization that includes several key steps:

       - Formation of MIIX Insurance, a new stock company domiciled in New Jersey formed for the purpose of assuming, solely in exchange for Common Stock, all of the Exchange's business, assets, and liabilities (except for the Common Stock and cash to be distributed to Distributees pursuant to the Plan of Reorganization), after which the Exchange will be dissolved (with all policies issued by the Exchange being assumed by MIIX Insurance and continuing in force) and Membership Interests will be extinguished;

       - Formation of The MIIX Group, a holding company for MIIX Insurance, which is also to acquire the Attorney-in-Fact from the Medical Society in exchange for Common Stock and cash; and

       -     Allocation and distribution to Distributees of (i) Common Stock or
(ii) cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is located outside the United States of America or is an address to which mail is undeliverable.

   On March 5, 1998, the Commissioner approved the Plan of Reorganization subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. Second, in accordance with the terms of the Plan of Reorganization, the Members must approve the Plan of Reorganization by the affirmative vote of two-thirds of those Members voting.

PURPOSE

   The principal purposes of the Reorganization are to enhance the Company's strategic and financial flexibility and to provide Distributees with marketable stock in The MIIX Group. As a reciprocal insurer, the Company can increase its capital primarily through retained surplus. The Company believes that in the long term this source will not be sufficient to meet its business objectives. As a stock company, the Company will have greater access to the capital markets. The Company believes that such access will enhance the Company's ability to expand its existing business and to develop new business opportunities. In addition, as a stock company the Company will have a well-recognized and flexible organizational form that may facilitate strategic acquisitions.

TRANSFER OF ASSETS AND LIABILITIES TO MIIX INSURANCE

   Pursuant to an Assumption Reinsurance and Administration Agreement to be entered into among the Exchange, the MIIX Group and MIIX Insurance (the "Reinsurance Assignment"), all the rights and obligations under policies written by the Exchange, and all instruments of reinsurance ceded by the Exchange in respect of such policies, will be transferred to MIIX Insurance. Pursuant to an Assignment and Assumption Agreement to be entered into among the Exchange, The MIIX Group and MIIX Insurance in connection with the Reorganization (the "Asset Assignment" and, with the Reinsurance Assignment, the "Assumption Agreements"), MIIX Insurance will assume all the non-insurance liabilities of the Exchange, and the Exchange will transfer to MIIX Insurance all of the non-insurance operating assets and properties used or held for use in connection with, necessary for, or material to, the business and operations currently conducted by the Exchange. The Common Stock and cash to be paid to Distributees is excluded from such transfer. In consideration of the foregoing assignments by the Exchange, The MIIX Group will issue Common Stock to the Exchange, which Common Stock will be distributed to Distributees pursuant to the Reorganization and to the Medical Society in connection with the purchase of the Attorney-in-Fact.

SHARES OF COMMON STOCK ISSUED TO DISTRIBUTEES

   In connection with the Reorganization, approximately      shares of Common
Stock will be issued to Distributees. "Distributees" are Persons who were Named Insureds (regardless of the person or group who paid the premiums) in one or more Policies that were In Force on the Adoption Date and Persons who were at any time during the three-year period prior to the Adoption Date Named Insureds in one or more Policies. Corporate policyholders and other policyholders who are not natural persons are not Distributees. See "Glossary of Reorganization Related Terms."

     Distributees will be allocated shares of Common Stock if the Plan of Reorganization is approved by the Members at the Members' Meeting to be held on
              , and the other conditions to the consummation of the Reorganization are met. See "-- Conditions to Consummation of the Reorganization." Each Distributee will be allocated a pro rata share of the shares of Common Stock being issued in the Reorganization, after the purchase of the Attorney-in-Fact, in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period. The number of shares allocated will be rounded to the nearest integer, with one-half share allocation being rounded upward. Therefore, the actual number of shares so allocated will not precisely equal each Distributee's pro rata share of the Exchange's earned premiums over the three years prior to October 15, 1997. Distributees who (i) have as their address for mailing purposes shown on the records of the Company an address outside the United States of America or to which mail is undeliverable, or (ii) are allocated a number of shares of Common Stock fewer than 100, will be paid cash for those shares. The gross amount of cash paid in consideration for each such share shall equal the Public Offering Price, or if the Public Offering is not consummated, an amount that reflects the economic value of the Common Stock as determined in good faith by the Board of Governors. The total amount of direct premium earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997 was approximately $350 million.

ACQUISITION OF THE ATTORNEY-IN-FACT

   Pursuant to a Stock Purchase Agreement dated as of October 15, 1997, between The MIIX Group and the Medical Society (the "Stock Purchase Agreement"), on the date on which the Reorganization is effected (the "Effective Date"), The MIIX Group will purchase all the outstanding common stock of the Attorney-in-Fact and its subsidiaries from the Medical Society in exchange for (i) $100,000 in cash and (ii) that number of shares of Common Stock with a value equal to $11.0 million based on the Public Offering Price, or if the Public Offering is not consummated, on the average trading price (based upon the mean of the daily high and low share price) for the first 15 days of trading of the Common Stock on any nationally recognized securities exchange. All subsidiaries of the Attorney-in-Fact are included in the purchase.

CONDITIONS TO CONSUMMATION OF THE REORGANIZATION

   The consummation of the Reorganization is subject to the conditions that (i) the Company has received an opinion from a nationally-recognized investment banking firm as to the fairness of the Plan of Reorganization; (ii) the Company has received an opinion from its tax advisors substantially to the effect that the transfer of the Exchange's assets to, and assumption of its liabilities by, MIIX Insurance, and the dissolution of the Exchange, shall qualify as a tax-free reorganization; (iii) the Members of the Exchange shall have approved the Plan of Reorganization by the affirmative vote of two-thirds of those Members voting;
(iv) the Attorney-in-Fact shall have canceled all powers of attorney entered into with any applicant for insurance with the Exchange; (v) all requisite approvals of the Reinsurance Assignment shall have been obtained; (vi) the Company shall have filed with the Commissioner certain certificates as to the satisfaction of the conditions to the consummation of the Plan of Reorganization; and (vii) the Commissioner shall have issued a certificate of authority to MIIX Insurance to do business for the same lines of insurance currently permitted of the Exchange and shall have granted MIIX Insurance any required rate and form approvals, and the order of the Commissioner approving the Plan of Reorganization shall have become final. Such order was issued on March 5, 1998. In addition, the Company has received a fairness opinion from Salomon Brothers Inc. See "-- Opinion of Salomon Brothers Inc." The consummation of each Offering is conditioned on the consummation of the Reorganization and the consummation of the Subscription Offering is conditioned on the consummation of the Public Offering. However, the consummation of the Reorganization is not conditioned on the consummation of either Offering and the consummation of the Public Offering is not conditioned on the consummation of the Subscription Offering.

BACKGROUND OF THE REORGANIZATION

   The Company has historically relied upon premium payments as its primary source of capital. However, the Company believes that in the long term this source will be insufficient to meet the Company's business objectives. On January 28, 1997, representatives of the Company met with representatives of Salomon Brothers Inc to discuss various capital raising alternatives. Such alternatives included reorganizing as a stock insurer.

   The strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact held meetings on May 29, 1997 and May 30, 1997. At these meetings, representatives of Salomon Brothers Inc made a presentation regarding trends in the medical malpractice insurance and health care industries, an overview of the Company's business, and various capital raising alternatives. At the conclusion of these presentations, the strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact authorized management to continue to explore the capital raising alternatives discussed at the meeting.

   On June 18, 1997, representatives of Salomon Brothers Inc met with the strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact to further explore the strategic alternatives discussed on May 29, 1997 and May 30, 1997. In particular, the Salomon Brothers Inc representatives discussed with the committees a proposed plan by which the Exchange would reorganize as a stock insurer, acquire the Attorney-in-Fact, and raise capital through an initial public offering. Upon the conclusion of this meeting, Salomon Brothers Inc was asked to make a formal presentation to the Board of Governors and the Board of Directors of the Attorney-in-Fact.

   On July 30, 1997, representatives of Salomon Brothers Inc joined a special meeting of the Board of Governors and the Board of Directors of the Attorney-in-Fact. At this meeting, representatives of Salomon Brothers Inc discussed various capital raising alternatives, including the key features of a proposed plan by which the Exchange would reorganize as a stock insurer, acquire the Attorney-in-Fact, and raise capital through an initial public offering. After discussing the various alternatives and certain issues relating to the reorganization of the Exchange as a stock insurer, the Board of Governors and the Board of Directors of the Attorney-in-Fact directed their respective managements to develop a plan for the reorganization of the Exchange as a stock insurer.

   On July 8, 1997, August 14, 1997, September 5, 1997, September 12, 1997, September 26, 1997, and October 6, 1997, representatives of the Company met with representatives of the New Jersey Department to discuss the proposed Reorganization. The New Jersey Department, in conjunction with its legal counsel, determined the procedures governing the reorganization process. At these meetings, representatives of the New Jersey Department reviewed and discussed drafts of the Company's proposed plan of reorganization and accompanying documents. All elements of the proposed plan were evaluated, including but not limited to the formation of the successor company, the purchase of the Attorney-in-Fact, the distribution of Common Stock and cash, the dissolution of the Exchange, and reinsurance implications.

   On September 17, 1997, meetings were held to update the Board of Governors and the Board of Directors of the Attorney-in-Fact as to the status of the proposed reorganization. Representatives of Salomon Brothers Inc made a presentation to the Board of Governors and the Board of Directors of the Attorney-in-Fact regarding the structure and other details of the proposed plan of reorganization.

   The terms of the acquisition of the Attorney-in-Fact were initially proposed pursuant to a term sheet that was reviewed and commented upon by representatives of The MIIX Group and the Medical Society during the period that the Plan of Reorganization was being developed. In a negotiating session held on October 6, 1997, representatives of The MIIX Group and the Medical Society negotiated final terms of the Stock Purchase Agreement for the acquisition of all the stock of the Attorney-in-Fact and its subsidiaries.

   On October 15, 1997, a regular meeting of the Board of Governors was held. At this meeting, Mr. Kenneth Koreyva, Vice President and Chief Financial Officer of the Exchange, reviewed with the Board of Governors the terms and structure of the proposed plan of reorganization. The Exchange's counsel discussed certain legal aspects of the proposed plan of reorganization. Representatives of Salomon Brothers Inc discussed the terms of the proposed plan of reorganization and delivered a written opinion to the Board of Governors that, based upon the assumptions and limitations set forth therein, as of October 15, 1997 (i) the consideration to be paid to Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group in the Reorganization and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange. The Board of Governors asked various questions during the course of these presentations. The Board of Governors then approved the Plan and authorized management to file the Plan with the New Jersey Department.

   On October 16, 1997, the Plan of Reorganization was filed with the New Jersey Department. On December 22, 1997, the New Jersey Department conducted a public hearing regarding the Plan of Reorganization. On March 5, 1998, the Commissioner approved the Plan of Reorganization, subject to certain conditions. See "The Reorganization -- Regulatory Approvals."

RECOMMENDATION OF THE BOARD OF GOVERNORS; REASONS FOR THE REORGANIZATION

   The Board of Governors has concluded that the terms of the Reorganization are fair to, and in the best interests of, the Exchange and its members. In reaching this conclusion the Board of Governors considered a variety of factors, including but not limited to the following:

        - The Board of Governors' belief that the Company must be able to grow in order to maximize the Company's ability to realize continued success and to provide a high level of service to its insureds.

        - The Board of Governors' belief that such growth requires access to capital, and that the Company must take on a corporate form in order to gain access to capital markets.

        - The Board of Governors' belief that other insurers that are organized as stock companies possess a competitive advantage over the Company, because stock companies (i) have access to capital markets, (ii) operate under corporate statutes that provide greater certainty and greater flexibility than the New Jersey statute governing reciprocal insurers as to the types of activities in which the Company may engage, and (iii) are better recognized and more accepted in the business community than reciprocal insurers.

        - The opinion of Salomon Brothers Inc that (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange.

        - The expected treatment of the Reorganization as a tax-free reorganization.

         - The fact that Distributees will receive publicly traded Common Stock in the Reorganization, in contrast to the illiquid nature of Membership Interests.

   The Board of Governors also considered certain potential risks of the Reorganization, including but not limited to the following:

         - The fact that stockholders of the Company might have interests that are not aligned with the interests of insureds, and that such stockholders would have ultimate control over the Company.

         - The fact that as a public company, the Company would be subject to a heightened degree of scrutiny and market pressures.

   In making the determination that only Distributees would receive Common Stock, the Board of Governors considered, in the absence of governing law in New Jersey, expert commentary and the many analogous state laws that maintain a "look-back" approach to the demutualization of mutual insurers in order to reflect members' and recent former members' respective recent contributions (measured in terms of premiums). Among the states that have adopted such a look-back approach, a three-year look-back period is the most frequently used methodology.

   The foregoing discussion of the information and factors considered by the Board of Governors is not intended to be exhaustive, but the Company believes it includes all of the material factors considered by the Board of Governors. In making its determination, the Board of Governors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board of

Governors did not classify the various factors according to whether they were favorable, unfavorable or neutral to its conclusions. In addition, individual members of the Board of Governors may have given different weights to different factors.

OPINION OF SALOMON BROTHERS INC

   On June 27, 1997, the Exchange retained Salomon Brothers Inc (the "Financial Advisor"), to assist it in the investigation and possible execution of the Reorganization. In connection with the engagement, the Exchange instructed the Financial Advisor to evaluate the fairness, from a financial point of view, (i) to the Distributees, as a group, of the consideration to be received by the Distributees in the Reorganization pursuant to the Plan of Reorganization and
(ii) to the Exchange of the consideration to be paid for all of the stock of the Attorney-in-Fact and its subsidiaries. The Exchange imposed no limitations on the Financial Advisor with respect to the investigation made, or the procedures followed, by it in rendering its opinion. The Exchange selected the Financial Advisor because of its reputation and expertise as a nationally recognized investment banking firm. The Financial Advisor, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with stock repurchases, mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   The Financial Advisor delivered its written opinion, dated October 15, 1997, to the Board of Governors stating that, as of the date of such opinion, and based upon the procedures and subject to the assumptions and qualifications described in such opinion, (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange.

   THE FULL TEXT OF THE FINANCIAL ADVISOR'S OPINION, DATED OCTOBER 15, 1997, WHICH SETS FORTH THE MATTERS REVIEWED, ASSUMPTIONS MADE, FACTORS CONSIDERED, RELIANCE UPON OTHERS AND LIMITATIONS AS TO THE REVIEW UNDERTAKEN BY IT, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED BY REFERENCE HEREIN. THE DISTRIBUTEES ARE URGED TO READ CAREFULLY THE OPINION OF THE FINANCIAL ADVISOR IN ITS ENTIRETY. ANY DESCRIPTION OF OR REFERENCE TO THE FINANCIAL ADVISOR'S OPINION IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE FULL TEXT OF SUCH OPINION. THE PREPARATION OF A FAIRNESS OPINION IS A COMPLEX PROCESS AND IS NOT NECESSARILY SUBJECT TO PARTIAL ANALYSIS OR SUMMARY DESCRIPTION. THE FINANCIAL ADVISOR'S OPINION IS DIRECTED TO THE BOARD OF GOVERNORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MEMBER AS TO WHETHER SUCH MEMBER SHOULD VOTE TO APPROVE THE PLAN OF REORGANIZATION OR TO ANY SUBSCRIPTION OFFEREE AS TO WHETHER SUCH SUBSCRIPTION OFFEREE SHOULD SUBSCRIBE FOR SUBSCRIPTION SHARES. THE FINANCIAL ADVISOR'S OPINION IS BASED ON CONDITIONS AS THEY EXISTED ON THE DATE THEREOF AND THE FINANCIAL ADVISOR DOES NOT ASSUME RESPONSIBILITY TO UPDATE OR REVISE ITS OPINION BASED UPON CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THEREOF.

   The Financial Advisor was not requested to opine as to, and its opinion does not address, the Exchange's underlying business decision to effect the Reorganization or any aspect of the Subscription Offering. In addition, the Financial Advisor's opinion expressly excludes any opinion as to: (i) which of the Exchange's policyholders are to be included among the Distributees; (ii) the fairness of the proposed consideration to be paid to any Distributee, individually, or to any class of Distributees in connection with the Reorganization, including any provisions of the Plan of Reorganization relating to which Distributees receive Common Stock, the allocation of such Common Stock among Distributees and any other provisions of the Plan of Reorganization that distinguish among Distributees; and (iii) the price at which Common Stock may be sold in the Public Offering, if consummated, the fair market value of any shares of Common Stock to be issued pursuant to the Plan of Reorganization or the price at which Common Stock issued in connection with the Plan of Reorganization or pursuant to the Public Offering, if consummated, will trade. The Financial Advisor noted that the Public Offering Price, if the Reorganization and the Public Offering are consummated, will be a function of market conditions and the recent performance of and outlook for the Exchange at that time. Further, the Financial Advisor noted its belief that trading in the Common Stock for a period following the completion of a distribution of the Common Stock, including the Public Offering, if consummated, would be characterized by a redistribution of the Common Stock among Distributees and other investors and that the Common Stock may trade during such periods of redistribution below the prices at which it would trade on a fully distributed basis.

   In conducting its analysis and in arriving at its opinion, the Financial Advisor reviewed, analyzed and relied upon material bearing upon the financial and operating condition and prospects of the Exchange and material prepared in connection with the Reorganization. The Financial Advisor considered such financial and other factors it deemed appropriate under the circumstances, including, among other things, the following: (i) the historical and then-current financial position and results of operations of the Exchange and the Attorney-in-Fact; (ii) the business prospects of the Exchange and the Attorney-in-Fact; (iii) the historical relationship between the Exchange and the Attorney-in-Fact; (iv) the historical and current market for the equity securities of certain other companies that it believed to be comparable to the Exchange, The MIIX Group or the Attorney-in-Fact; (v) the nature and terms of certain other transactions that it believed to be relevant; (vi) the fact that the Exchange had advised it that growth is extremely important to remain an effective and competitive insurer in the future; (vii) the fact that the Exchange had advised the Financial Advisor that it is of significant strategic importance that it have broader access to external capital to finance such growth; (viii) the Exchange's "A (Excellent)" rating by A.M. Best and the considerations on which such rating is based; (ix) the fact that, in its present form as a reciprocal insurer, the Exchange has limited access to capital markets for new capital; (x) the fact that, following the Reorganization, the Exchange would have a capital structure potentially enabling it to access the capital markets for new capital; and (xi) the illiquidity of Membership Interests. In addition, the Financial Advisor took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities valuation generally.

   In preparing its opinion, the Financial Advisor assumed, at the Exchange's instruction, that: (i) the Reorganization will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise; (ii) the Reorganization will qualify as a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986; (iii) any credit facility entered into by the Exchange or The MIIX Group and any borrowings thereunder will not have a material adverse impact on the Exchange's business operations or performance or ratings by A.M. Best; and (iv) the terms of the Public Offering will not affect the legal or tax treatment of the Reorganization. The Financial Adviser was advised as to certain legal matters by counsel to the Exchange and as to certain tax matters by the Exchange's tax advisor and, with respect to such matters, it relied upon such counsel and tax advisor.

   In connection with rendering its opinion, the Financial Advisor reviewed and analyzed among other things, the following: (i) a draft dated October 7, 1997 of the Plan of Reorganization; (ii) drafts dated October 7, 1997 of the Assumption Agreements; (iii) a draft dated October 8, 1997 of the Stock Purchase Agreement;
(iv) the statutory annual statements provided by the Exchange for the years 1992 through 1996; (v) certain GAAP financial data provided by the Exchange, including the unaudited income statements and balance sheets of the Exchange and the Attorney-in-Fact for the years 1992 through 1996 and the six month period ending June 30, 1997; (vi) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Exchange and the Attorney-in-Fact furnished to it by the Exchange for purposes of its analysis; (vii) certain publicly available information with respect to certain other companies that it believed to be comparable to the Exchange and the trading markets for certain of such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that it considered relevant to its inquiry. In addition, the Financial Advisor considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant and it discussed the foregoing, as well as other matters it believed relevant to its inquiry, with the management of the Exchange and the Attorney-in-Fact.

   In its review and analysis and in arriving at its opinion, the Financial Advisor assumed and relied upon the accuracy and completeness of all of the financial and other information that was provided to it or was publicly available and did not attempt to independently verify the same and further relied upon the assurances of management of the Exchange that they were not aware of any facts that would make such information inaccurate or misleading. The Financial Advisor, upon the advice and consent of management of the Exchange, assumed that projections provided by the Exchange were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Exchange as to the future financial performance of the Exchange and the Attorney-in-Fact, and noted that it expressed no opinion with respect to such projections or the assumptions on which they were based. In addition, the Financial Advisor did not make or obtain any evaluations or appraisals of the properties and facilities of the Exchange or the Attorney-in-Fact nor did it make a physical inspection of such properties and facilities. Further, the Financial Advisor assumed that the Plan of Reorganization, Assumption Agreements and the Stock Purchase Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the drafts of such documents it reviewed, the conditions precedent to the Reorganization contained in the Plan of Reorganization and to the purchase of all of the stock of the Attorney-in-Fact and its subsidiaries contained in the Stock Purchase Agreement will be satisfied and the Reorganization and the acquisition of the Attorney-in-Fact will be consummated in accordance with the terms of the Plan of Reorganization and the Stock Purchase Agreement.

   The Exchange retained the Financial Advisor pursuant to an engagement letter dated June 27, 1997. The Exchange paid the Financial Advisor an aggregate fee of $400,000 pursuant to such engagement letter. The Exchange also agreed to reimburse the Financial Advisor for all reasonable out-of-pocket expenses, including fees and expenses of counsel, in connection with rendering such services as contemplated in the engagement letter. The foregoing fees and expenses were payable whether or not the Financial Advisor gave the Exchange a favorable fairness opinion. The Company has agreed to indemnify the Financial Advisor and its affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons against certain costs, expenses and liabilities to which they may become subject arising out of or in connection with their engagement. In addition, the Financial Advisor has previously rendered certain investment banking and financial advisory services to the Company, for which it will receive customary compensation.

ACCOUNTING TREATMENT

   The Reorganization will be accounted for as a combination of entities under common control. As a result, assets and liabilities will be accounted for at historical cost, which is consistent with the presentation set forth in the audited financial statements contained in this Prospectus.

REGULATORY APPROVALS

   Consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. Second, the Reorganization must be approved by the affirmative vote of at least two-thirds of those Members voting in person or by proxy. An appeal has been filed that challenges the validity of the Commissioner's approval of the Reorganization. See "Risk Factors -- Possible Adverse Impact of Litigation."

   Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange except for the Common Stock and cash to be distributed in the Reorganization. However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the 8 states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. These states must also approve MIIX Insurance's rates, rules and policy forms, which initially will be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, and Texas, in which LP&C has been deemed to be commercially domiciled, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group. Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk.

FEDERAL TAX CONSEQUENCES

   The following is a description of the principal United States federal income tax consequences to the Company and to Members receiving Common Stock or cash in the Reorganization. This discussion is based on the advice of PriceWaterhouseCoopers LLP, tax advisor to the Company (the "Tax Advisor"). The description is based on the

Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, judicial decisions and published rulings and other administrative interpretations issued by the Internal Revenue Service (the "IRS"), as currently in effect, all of which are subject to change at any time, possibly with retroactive effect. This discussion may not apply if a Member is a nonresident alien individual for federal tax purposes, a corporation that is not incorporated in the United States, or a partnership that is not engaged in a trade or business in the United States. Further, the discussion that follows, and the advice upon which it is based, are not binding on the IRS or any court.

   This discussion does not address any federal estate tax or any state, local or foreign tax considerations arising in connection with the Reorganization. Each Member should consult his or her tax advisor to determine the federal, state, local and any applicable foreign tax consequences of the Reorganization, in their particular circumstances, including the effects of any changes in tax laws or regulations after the date of this Prospectus.

   Reorganization Treatment -- Consequences to the Company. Assuming that the Reorganization takes place as described in this Prospectus, it is the opinion of the Tax Advisor that the transfer of the assets of the Exchange to, and the assumption of the Exchange's liabilities by, MIIX Insurance, followed by the dissolution of the Exchange shall constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, neither the Exchange, MIIX Insurance nor the MIIX Group will realize any taxable income as a result of the consummation of the Plan of Reorganization.

   Consequences to Members

   In General. The distribution of Common Stock and cash to Members in connection with the Reorganization shall be treated as made in exchange for their existing Membership Interests, which shall be treated as stock for purposes of Section 368(a) of the Code.

   Consequences to Members Receiving Solely Common Stock. Members who receive solely Common Stock in the Reorganization shall not recognize any gain or loss for federal income tax purposes on the receipt of such Common Stock. The tax basis of the Common Stock received shall be equal to the tax basis of the Membership Interest surrendered, which is deemed to be zero. The holding period of the Common Stock received by a Member shall include the period that the Member held his or her Membership Interest in the Exchange.

   Consequences to Members Receiving Solely Cash. A Member who receives solely cash will be treated as having received such cash as a distribution in exchange for his or her Membership Interest. Members are deemed to have a tax basis of zero in their Membership Interests and, assuming they hold their Membership Interests as capital assets, they shall recognize a capital gain equal to the amount of the cash received. The treatment of such capital gain (long-term, mid-term or short-term) will depend upon the period that the Member held his or her Membership Interest in the Exchange. Under current law, net capital gain recognized by individuals on the disposition of assets held (i) for more than 18 months is subject to a 20% minimum rate of tax, (ii) for more than one year and not more than 18 months is subject to a 28% rate of tax and (iii) for one year or less is taxed at ordinary income tax rates. Under the Internal Revenue Service Restructuring and Reform Bill of 1998 recently passed by Congress and awaiting President Clinton's signature, net capital gain recognized by individuals on properly held for more than one year would be subject to a 20% maximum rate of tax.

                            THE SUBSCRIPTION OFFERING

   The Company is offering up to         Subscription Shares in the Subscription
Offering to the Subscription Offerees in the following order of priority: (i) Eligible Policyholders, (ii) Employees and (iii) Service Providers. All subscriptions received will be subject to the availability of Subscription Shares after satisfaction of all subscriptions of all persons having priority in the Subscription Offering and to the maximum and minimum purchase limitations described below. Such subscriptions will constitute offers to purchase Subscription Shares, which offers the Company may accept or reject in its sole discretion. If a person who satisfies one of the criteria of being a Subscription Offeree as of August 31, 1998 subscribes for shares and does not satisfy such criteria on the fourth business day prior to the Effective Date, then the Company will return to such person without interest any subscription funds previously delivered by such person. Subscription Offerees may elect to subscribe for Subscription Shares through or on behalf of their respective Associates.

   The primary purpose of the Subscription Offering is to provide Subscription Offerees who will have an interest in or relationship with the Company after the Effective Date with an opportunity to acquire Common Stock. It is the desire and intent that Subscription Offerees be those persons defined above who have a policyholder or other designated relationship with the Company on the Effective Date. However, in order to satisfy the logistics of consummating the Subscription Offering it is necessary that persons satisfy the criteria of being a Subscription Offeree as of August 31, 1998 and the fourth business day prior to the Effective Date. Subscription Offerees who wish to subscribe for Subscription Shares should follow the instructions set forth in the Subscription Agreement included with the copy of this Prospectus being sent to the Subscription Offerees. The consummation of each Offering is conditioned on the consummation of the Reorganization and the consummation of the Subscription Offering is conditioned on the consummation of the Public Offering. However, the consummation of the Reorganization is not conditioned on the consummation of either Offering and the consummation of the Public Offering is not conditioned on the consummation of the Subscription Offering.

PRIORITY; ALLOCATION

   Eligible Policyholders will receive first priority in the Subscription Offering. If there are insufficient Subscription Shares available to satisfy all subscriptions of the Eligible Policyholders (after taking into account any reductions in the Maximum Subscription Amount), Subscription Shares will be allocated among Eligible Policyholders on a pro rata basis in the same proportion that the subscription of each bears to the total subscriptions received from all Eligible Policyholders, subject to a minimum allocation of 100 Subscription Shares.

   To the extent that there are Subscription Shares remaining after the allocation of Subscription Shares to Eligible Policyholders, such Subscription Shares will be available for sale to Employees. If there are insufficient Subscription Shares available to satisfy all subscriptions of Employees (after taking into account any reductions in the Maximum Subscription Amount), Subscription Shares will be allocated among Employees on a pro rata basis in the same proportion that the subscription of each bears to the total subscriptions received from all Employees, subject to a minimum allocation of 100 Subscription Shares. In addition, if there are insufficient Subscription Shares available to satisfy all subscriptions of Employees, then the Company may elect to direct the underwriters of the Public Offering to sell Common Stock to Employees in the Public Offering.

   To the extent that there are Subscription Shares remaining after the allocation of Subscription Shares to Employees, such Subscription Shares will be available for sale to Service Providers. If there are insufficient Subscription Shares available to satisfy all subscriptions of the Service Providers (after taking into account any reduction in the Maximum Subscription Amount), Subscription Shares will be allocated among Service Providers on a pro rata basis in the same proportion that the subscription of each bears to the total subscriptions received from all Service Providers, subject to a minimum allocation of 100 Subscription Shares.

   If any Subscription Offeree's allocation would be less than 100 Subscription Shares, then such Subscription Offeree will not be sold Subscription Shares, and the Company will return to such person without interest any subscription funds previously delivered by such person.

MINIMUM AND MAXIMUM SUBSCRIPTION

   Each Subscription Offeree may subscribe for a number of whole Subscription Shares between the Minimum Subscription Amount and the Maximum Subscription Amount. The Company may, in its sole discretion, increase or decrease the Maximum Subscription Amount. If a Subscription Offeree satisfies multiple criteria for becoming a Subscription Offeree (i.e., if a person is both an Eligible Policyholder and an Employee), then such Subscription Offeree may only subscribe for up to the Maximum Subscription Amount. The Maximum Subscription Amount will be assessed against each Subscription Offeree and his, her or its Associates as a single group.

SUBSCRIPTION PRICE

   The price for Subscription Shares will be equal to the Public Offering Price,
which is currently estimated to be between $           and $        . The Public
Offering Price will be determined by the Company in consultation with the representatives of underwriters of the Public Offering. Because the Public Offering Price will not be known prior to the Subscription Expiration Time, when Subscription Offerees submit payment to the Company for Subscription Shares such payment will be based upon the Assumed Price. If the Public Offering Price is lower than the Assumed Price, then the Subscription Offeree will be deemed to have subscribed for the same number of Subscription Shares that his or her payment would have purchased at the Assumed Price, and the excess payment will be refunded without interest. Subscription Offerees may elect in their respective Subscription Agreements to withdraw their entire subscription if the Public Offering Price is higher than the Assumed Price. If this election is not made when the Subscription Agreement is completed then the Subscription Offeree will be deemed to have subscribed for the maximum whole number of Subscription Shares that his or her payment would purchase at the Public Offering Price, and any excess cash remaining after the sale of such whole number of Subscription Shares will be refunded without interest.

SUBSCRIPTION PROCEDURES; EXPIRATION OF SUBSCRIPTION OFFERING

   Together with this Prospectus, the Company is delivering to Subscription Offerees a Subscription Agreement pursuant to which such Subscription Offerees may subscribe for Subscription Shares. To subscribe for Subscription Shares, a Subscription Offeree must complete and sign the Subscription Agreement and such form must be received, together with payment by check or money order in United States dollars, by the Subscription Services Agent not later than the Subscription Expiration Time. The Company may extend the Subscription Expiration Time in its sole discretion. Except as otherwise described herein, Subscription Agreements received by the Subscription Services Agent may not be modified, amended or withdrawn without the consent of the Company. If a Subscription Agreement is not received by the Subscription Services Agent by the Subscription Expiration Time or is completed incorrectly, the Subscription Agreement will be invalid, subject to the Company's discretionary right to accept the Subscription. The Company shall have the right in its absolute discretion and without liability to any Subscription Offeree (i) to determine which subscriptions, if any, to accept and (ii) to reject any subscriptions for any reason or for no reason.

DELIVERY OF STOCK CERTIFICATES AND REFUNDS

     Upon the closing of the sales of Common Stock under the Subscription Offering or as soon thereafter as reasonably practicable, the Company will issue
(i) stock certificates representing the Subscription Shares sold in the Subscription Offering and (ii) cash refunds of any funds accepted by the Company that are not applied to the purchase of Subscription Shares. Subscription Offerees will be provided an opportunity to designate a brokerage account into which their Common Stock issued in connection with the Subscription Offering will be deposited.

NO TRANSFER OF INVITATIONS TO SUBSCRIBE

     Subscription Offerees may not transfer or assign the Company's invitation to subscribe for Subscription Shares. Such invitations may be accepted only by the person to whom they are granted and only for such person's account. Each person subscribing will be required to certify that such person is purchasing shares solely for such person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares.

CANCELLATION OF SUBSCRIPTION OFFERING; WITHDRAWAL

     The Company may determine, in its sole discretion at any time prior to the closing of the Subscription Offering, to cancel the Subscription Offering. If the Subscription Offering shall not have been consummated within 60 days of the Subscription Expiration Time, Subscription Offerees will be permitted to withdraw their subscriptions. Subscription Offerees may also elect, at the time when they complete their respective Subscription Agreements, to cancel their subscriptions if the Public Offering Price exceeds the Assumed Price.

INTEREST ON SUBSCRIPTION FUNDS

     Subscription funds will be held in an account with the Subscription Services Agent pending consummation of the Subscription Offering or the refund of such funds to Subscription Offerees. If the Subscription Offering is not consummated within 60 days of the Subscription Expiration Time and (i) a Subscription Offeree withdraws its subscription as described above or (ii) the Company cancels the Subscription Offering, then funds submitted by Subscription
Offerees will be refunded with      % per annum simple interest calculated from
the sixty-first day after the Subscription Expiration Time ("Subscription Interest"). Except as described above, interest will not be paid on subscription funds.

FEDERAL TAX CONSEQUENCES

     The Company believes that, and the Company intends to take the position for federal income tax purposes that, invitations to subscribe for Subscription Shares do not have any fair market value (inasmuch as such invitations are nontransferable, of short duration, provided to Subscription Offerees without charge, and afford the Subscription Offeree only the ability to offer to purchase Common Stock in the Subscription Offering (which offer the Company may accept or reject in its sole discretion) at the Public Offering Price, which is the same price at which such stock will be sold to other purchasers). However, the IRS is not bound by this determination, and subscribers are encouraged to consult with their tax advisors about the tax consequences of the Subscription Offering.

SUBSCRIPTION SERVICES AGENT

     FBR has been engaged by the Company to assist in effecting the Subscription Offering by serving as Subscription Services Agent. FBR will assist the Company in the Subscription Offering as follows: (i) training and educating employees regarding the mechanics of the Subscription Offering; (ii) conducting any information meetings for employees and Subscription Offerees; and (iii) keeping records of all Subscription Agreements for the Subscription Offering. The Company has established a telephone call center, which will be managed by FBR, to coordinate the Subscription Offering and answer questions about the Subscription Offering received by telephone. FBR will forward copies of this Prospectus and subscription materials to Subscription Offerees upon request. The Subscription Agreement and the required payment for Subscription Shares may be sent to the Subscription Services Agent as follows:

                                    Friedman, Billings, Ramsey & Co., Inc.
                                    [Address]
                                    [Phone No.]

     Following receipt of Subscription Agreements from Subscription Offerees, FBR will, among other things, verify that (i) the submitted checks and money orders are honored, (ii) the Subscription Agreement has been fully and correctly completed and signed, (iii) the Subscription Offeree has not previously submitted a Subscription Agreement, and (iv) the subscriber is a Subscription Offeree. All subscriptions that FBR is unable to so verify will be rejected and returned after consultation with the Company. In addition, FBR will receive and hold all funds submitted by Subscription Offerees and will disburse funds in the event a refund is required.

                                 USE OF PROCEEDS

     The principal purposes of the Reorganization are to enhance the Company's strategic and financial flexibility, and to provide Distributees with marketable
stock in The MIIX Group. Based on an assumed Public Offering Price of $      per
share, the net proceeds to the Company from the sale of      shares of Common
Stock in the Offerings is estimated to be approximately $      million after
deducting the underwriting discount and the other expenses of the Company in connection with the Offerings. The net proceeds of the Offerings will be used for capitalizing the Company's subsidiaries in order to support their continued growth, for general corporate purposes, and for financing potential acquisitions. The Company will not receive any proceeds from the issuance of the Common Stock to Distributees pursuant to the Reorganization. See "Dividend Policy."

                                 DIVIDEND POLICY

     The Company currently intends to pay regular quarterly cash dividends. The Company initially expects to pay a quarterly cash dividend of $.05 per share commencing with the first quarter of 1999. The declaration and payment of dividends to holders of Common Stock will be at the discretion of The MIIX Group Board and will be dependent upon the Company's financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to the Company by the Insurance Subsidiaries and other factors deemed relevant by The MIIX Group Board. There can be no assurance that the Company will declare and pay any dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The MIIX Group is an insurance holding company whose business is conducted through the Insurance Subsidiaries, the Attorney-in-Fact, and downstream subsidiaries of those companies. The MIIX Group's ability to pay dividends to its stockholders and meet its other obligations, including operating expenses and any debt service, will depend primarily on the receipt of sufficient funds from the Insurance Subsidiaries. The payment of dividends by the Insurance Subsidiaries to The MIIX Group will be restricted by applicable insurance law. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries," and "Description of Capital Stock."

                                 CAPITALIZATION

     The information set forth in the table presented below is derived from the combined financial statements and the related notes thereto included elsewhere in this Prospectus. The table presents the capitalization at March 31, 1998 of:
(i) the Exchange and the Attorney-in-Fact on a combined basis, (ii) The MIIX Group, As Adjusted, to reflect the Reorganization (after deducting estimated reorganization costs) and (iii) The MIIX Group, As Further Adjusted, to reflect
the sale of      shares of Common Stock in the Offerings at an assumed Public
Offering Price of $      per share after deducting estimated underwriting
discounts and expenses of the Offerings of $      . See "The Reorganization."
The table should be read in conjunction with the historical financial statements and the related notes thereto appearing elsewhere in this Prospectus.

                                                                               AT MARCH 31, 1998
                                                          ------------------------------------------------------
                                                                                                   AS FURTHER
                                                              ACTUAL          AS ADJUSTED           ADJUSTED
                                                          ----------------  -----------------   ----------------
                                                                              (in thousands)
Total debt .....................................             $ 22,054             $ 22,054               $
Equity:
    Preferred stock, $.01 par value, 50,000,000
       shares authorized, no shares issued and
       outstanding .............................                   --                   --                 --
    Common stock, $.01 par value, 100,000,000
       shares authorized, no shares issued and
       outstanding; 12,000,000 shares issued and
       outstanding, as adjusted;
       shares issued and outstanding, as further                   --                  120
       adjusted
    Additional paid-in capital .................                   --              277,531(1)
      Surplus ..................................              279,151                   --
    Unrealized appreciation of invested assets,
       net of deferred taxes ...................               25,523               25,523
                                                             --------             --------                ---
    Total equity ...............................              304,674              303,174
                                                             ========             ========                ===
    Total capitalization .......................             $326,728             $325,228               $
                                                             ========             ========                ===


(1) Additional paid-in capital in the As Adjusted column gives effect in all periods to the assumed aggregate issuance of shares of Common Stock to (i) Distributees and (ii) the Medical Society in connection with the purchase of the Attorney-in-Fact and is reduced by $1.5 million to reflect the estimated expenses related to transactions which would be charged to operations at consummation of the Reorganization if the Offerings do not occur. The As Further Adjusted column reflects the estimated underwriting
     discounts of the Offerings of $      million and additional estimated
     expenses of $      million.

                      SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected combined financial and operating data for the Company. The selected income statement data set forth below for each of the years in the three year period ended December 31, 1997 and the selected balance sheet data as of December 31, 1997 and 1996 are derived from the combined financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The selected income statement data for the years ended 1993 and 1994 and for the three months ended March 31, 1997 and 1998, and the selected balance sheet data as of December 31, 1993, 1994 and 1995 and as of March 31, 1997 and 1998, are derived from unaudited financial statements of the Company included elsewhere herein which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data is presented in accordance with GAAP, except for the item entitled "statutory surplus" which is presented in accordance with SAP. The statutory surplus amounts are derived from the audited statutory financial statements of the Exchange and the Insurance Subsidiaries (except with respect to the information provided for the three months ended March 31, 1997 and 1998, which is derived from unaudited statutory financial statements) and, in the opinion of management, fairly reflect the specified data for the periods presented.

                                                                                                          FOR THE THREE MONTHS
                                                  FOR THE YEAR ENDED DECEMBER 31,                             ENDED MARCH 31,
                                 -------------------------------------------------------------------    ------------------------
                                    1993          1994          1995           1996         1997           1997         1998
                                 ----------   -----------    -----------   -----------   -----------    ----------    ----------
                                                          (in thousands, except per share data)
INCOME STATEMENT DATA:
   Direct premiums written ...   $  115,999    $  127,647     $  137,291    $  143,218    $  162,430    $  126,689    $  143,522
                                 ==========    ==========     ==========    ==========    ==========    ==========    ==========

   Net premiums earned .......   $   84,928    $   96,019     $  105,256    $  108,182    $  123,600    $   27,113    $   35,892

   Net investment income .....       48,223        47,447         51,760        49,208        54,624        13,208        14,873
   Realized investment gains
     (losses) ................       29,891       (11,030)        13,149         8,683        10,296           195         1,441
   Other revenue .............        4,051         7,343          9,968        11,524        11,870         3,017         2,963
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------
     Total revenues ..........      167,093       139,779        180,133       177,597       200,390        43,533        55,169
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------

   Losses and loss adjustment
     expenses ................      110,402        98,899        107,889       110,866       122,828        27,849        36,194
   Underwriting expenses .....       11,739        12,777         14,743        17,130        25,047         5,164         7,757
   Funds held charges ........       16,944         3,067          5,473         8,626        11,581         2,847         3,544
   Other expenses ............        2,020         4,224          6,905        11,699         9,987         3,241         3,512
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------
     Total expenses ..........      141,105       118,967        135,010       148,321       169,443        39,101        51,007
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------
   Income before income taxes        25,988        20,812         45,123        29,276        30,947         4,432         4,162
   Income taxes ..............        8,465         5,647         12,108         9,779         2,085           973           837
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------
     Net income ..............   $   17,523    $   15,165     $   33,015    $   19,497    $   28,862    $    3,459    $    3,325
                                 ==========    ==========     ==========    ==========    ==========    ==========    ==========

 BALANCE SHEET DATA (AT END OF
PERIOD):
   Total investments .........   $  799,665    $  787,621     $  894,176    $  919,697    $1,031,035    $  936,225    $1,091,230
   Total assets ..............      947,137       953,738      1,088,998     1,157,746     1,280,231     1,239,628     1,409,546
   Total liabilities .........      743,319       775,844        842,540       901,705       976,790       988,659     1,104,872
   Total equity ..............      203,818       177,894        246,458       256,041       303,441       250,969       304,674


    Statutory surplus ........      147,803       156,246        184,651       208,738       248,050       213,597       254,949

 ADDITIONAL DATA:
   GAAP ratios:
     Loss ratio ..............        130.0%        103.0%         102.5%        102.5%         99.4%        102.7%        100.8%
     Expense ratio ...........         13.8          13.3           14.0          15.8          20.3          19.0          21.6
                                 ----------    ----------     ----------    ----------    ----------    ----------    ----------
     Combined ratio ..........        143.8%        116.3%         116.5%        118.3%        119.7%        121.7%        122.4%
                                 ==========    ==========     ==========    ==========    ==========    ==========    ==========
   Earnings Per Share(1) .....   $     1.46    $     1.26     $     2.75    $     1.62    $     2.41    $     0.29    $     0.28
                                 ==========    ==========     ==========    ==========    ==========    ==========    ==========
   Book Value Per Share(1) ...   $    16.98    $    14.82     $    20.54    $    21.34    $    25.29    $    20.91    $    25.39
                                 ==========    ==========     ==========    ==========    ==========    ==========    ==========


----------
(1) Gives effect in all periods to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to (i) Distributees and
     (ii) the Medical Society in connection with the purchase of the Attorney-in-Fact. Does not give effect to the sale of Common Stock in the Offerings.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this Prospectus.

GENERAL

     The medical malpractice insurance industry is cyclical in nature. Many factors influence the financial results of the medical malpractice insurance industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law; regulatory reform; and changes in inflation, interest rates and general economic conditions.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy.

     Management periodically reviews the guidelines for premiums, premium surcharges, discounts, cancellations and non-renewals and other related matters. As part of this review, rates and rating classifications for its physicians, medical groups and other insureds are evaluated based on current and historical loss, LAE and other actuarially significant data. This process may result in changes in rates for certain exposure classes.

     Currently, the majority of the Company's policies have January 1 effective dates. Premium is recognized as written in the quarter the policy is effective, yet the premiums are earned ratably throughout the year. As the Company expands geographically, newly written policies may have effective dates other than January 1.

     Reinsurance. The Company reinsures its risks primarily under two reinsurance contracts, a specific excess of loss treaty ("Specific Contract") and an aggregate excess of loss treaty ("Aggregate Contract"). Under the Specific Contract, the Company's retentions for casualty business range from $2 million to $3 million per loss per policy. Coverage on casualty business is provided in layers up to $48 million per loss per policy above the retentions. Coverage for casualty business under the Specific Contract is limited by an aggregate deductible, aggregate limits by layer and required Company participation in upper layer losses. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy and is subject to an aggregate limit. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.

     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and allocated loss adjustment expense ratio ("loss and ALAE ratio"). Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $130 million. The Company has maintained aggregate excess of loss coverage substantially similar to that just described since 1993. In addition, in 1992 the Company entered into an aggregate excess of loss reinsurance contract to protect underwriting and operating results from adverse development for losses and ALAE which occurred on or before December 31, 1992.

     Certain of the Company's reinsurance contracts are maintained on a funds withheld basis whereby the Company holds the ceded premiums in a funds withheld account for purposes of paying claims and related loss adjustment expenses. Interest charges are credited on funds withheld at predetermined contractual rates. Reinsurance recoverable on unpaid losses is recorded on the balance sheet net of the funds withheld under such reinsurance contracts.

     Loss and LAE Reserves. Medical malpractice and other property and casualty loss and LAE reserves are established based on known facts and interpretation of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions. The effects of inflation are considered in the reserving process. Establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience.

     Underwriting Expenses. The Company's continued expansion into other states and markets will most likely increase underwriting expenses. The Company believes that its plan of expansion via broker-distribution channels will increase its marketing expenses, but it also believes that this relationship will reduce the need to make other significant expenditures in order to expand into other states. Commissions for policies sold on a brokerage basis typically range from 2.0% to 12.5% of premiums, whereas the Company does not incur commissions on products it sells directly. To the extent that brokered business represents an increased percentage of the Company's business in the future, expense ratios will increase.

QUARTER ENDED MARCH 31, 1998 COMPARED TO QUARTER ENDED MARCH 31, 1997

     Direct premiums written. Direct premiums written for the quarter ended March 31, 1998, were $143.5 million, a 13.3% increase over the $126.7 million for the quarter ended March 31, 1997, as a result of the Company's continued geographic expansion. Business written in the first quarter of 1998 included $16.1 million of premiums written in states such as Kentucky, Ohio, Michigan and Texas where the Company had not written any business in the first quarter of 1997 and prior. In states where the Company had written business in the first quarter of 1997, such as Pennsylvania and Maryland, premium grew by $9.2 million. The growth in other states substantially offset a decrease in the Company's New Jersey business. The decrease in New Jersey was mostly attributable to policies that were not renewed primarily due to rate increases for certain exposure classes that resulted from the Company's annual underwriting process.

     Net premiums earned. Net premiums earned for the quarter ended March 31, 1998, were $35.9 million, an increase of 32.4% over the $27.1 million for the quarter ended March 31, 1997. Premiums earned in the first quarter are substantially less than premiums written, as the majority of the Company's policies have January 1 effective dates. While the entire premium for such policies is considered written in the first quarter, the premiums are earned ratably throughout the year.

     Net investment income. Net investment income was $14.9 million for the quarter ended March 31, 1998, an increase of 12.6% over the $13.2 million for the quarter ended March 31, 1997. Cash flow from operations of $63.1 million for the three months ended March 31, 1998 along with the substantial cash flow generated during 1997, have contributed toward increases in the invested asset base which approximated $1.1 billion as of March 31, 1998. The pre-tax book yield on the investment portfolio remained unchanged at 5.56% compared to the same period last year due to a lower yielding fixed maturity market, which was offset by an allocation to higher yielding pre-tax securities.

     Realized investment gains (losses). Net realized investment gains (losses) were approximately $1.4 million for the quarter ended March 31, 1998 compared to $0.2 million for the same period in 1997. Substantially all of these gains resulted from the sale of bonds in a generally falling interest rate environment.

     Other revenue. Other revenue was $3.0 million for the quarter ended March 31, 1998, consistent with the $3.0 million for the quarter ended March 31, 1997 and is comprised primarily of revenues from the Company's non-insurance subsidiaries.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE was $36.2 million for the quarter ended March 31, 1998, a 30.0% increase over the $27.8 million for the quarter ended March 31, 1997 consistent with the increase in net premiums earned. The loss and LAE ratio was 100.8% for the quarter ended March 31, 1998 compared to 102.7% for the same period last year. This modest improvement was principally attributable to changes in the Company's business mix with the majority of new business being written on a claims made basis. The provision for losses and LAE is net of $15.5 million for the quarter ended March 31, 1998 and $13.5 million for the quarter ended March 31, 1997 of incurred losses and LAE ceded to reinsurers.

     Underwriting expenses. Underwriting expenses were $7.8 million for the quarter ended March 31, 1998, an increase of 50.2% over the $5.2 million for the quarter ended March 31, 1997. The expense ratio was 21.6% for the quarter ended March 31, 1998 compared to 19.0% for the same period in 1997. This increase was principally attributable to increases in staffing and commissions related to the Company's geographic expansion and diversification. As previously discussed, the Company is increasing the use of broker distribution channels, especially as it expands into other states, which has resulted in increases in commission expense.

     Funds held charges. Funds held charges of $3.5 million for the quarter ended March 31, 1998 increased by $0.7 million or 24.5% over the $2.8 million for the quarter ended March 31, 1997 and relate to the interest credited on amounts held under certain reinsurance treaties. This increase is consistent with the change in the related funds held balances.

     Other expenses. Other expenses were $3.5 million for the quarter ended March 31, 1998, an increase of 8.4% over the $3.2 million for the quarter ended March 31, 1997 and is comprised primarily of the expenses of the Company's non-insurance subsidiaries.

     Income taxes. Income taxes were $0.8 million for the quarter ended March 31, 1998, a decrease of 14.0% from the $1.0 million for the quarter ended March 31, 1997. The effective tax rate decreased slightly to 20.1% for the quarter ended March 31, 1998 from 22.0% for the same period in 1997.

     Net income. Net income was $3.3 million for the quarter ended March 31, 1998, a 3.9% decrease from the $3.5 million for the quarter ended March 31, 1997, principally as a result of higher underwriting expenses, largely offset by higher investment income and realized investment gains.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Direct premiums written. Direct premiums written were $162.4 million for the year ended December 31, 1997, a 13.4% increase over the $143.2 million for the year ended December 31, 1996, as the Company significantly accelerated its geographic expansion. An almost three-fold increase (to $44.1 million) in premiums written outside of New Jersey more than offset a 7.3% decrease (to $118.3 million) in New Jersey business, which was primarily attributable to policies that were not renewed due to rate increases for certain exposure classes that resulted from the Company's annual underwriting process.

     Net premiums earned. Net premiums earned were $123.6 million for the year ended December 31, 1997, an increase of 14.3% over the $108.2 million for the year ended December 31, 1996. This increase is generally consistent with the increase in direct premiums written.

     Net Investment Income. Net investment income was $54.6 million for the year ended December 31, 1997, an increase of 10.9% over the $49.2 million for the year ended December 31, 1996. Cash flow from operations of $68.7 million for the year ended December 31, 1997 provided the majority of the increase in the Company's invested asset base which totaled approximately $1 billion at December 31, 1997. Although the invested asset base increased, the pre-tax book yield on invested assets remained unchanged at 5.60%.

     Realized investment gains (losses). Net realized investment gains (losses) were approximately $10.3 million for the year ended December 31, 1997 compared to $8.7 million for the year ended December 31, 1996. Substantially all of these gains during 1997 resulted from the sale of equity securities and from the sale of bonds in 1996.

     Other revenue. Other revenue was $11.9 million for the year ended December 31, 1997, a slight increase of 3.0% over the $11.5 million for the year ended December 31, 1996 and is comprised primarily of revenue from the Company's non-insurance subsidiaries.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE was $122.8 million for the year ended December 31, 1997, an increase of 10.8% over the $110.9 million for the year ended December 31, 1996. The loss and LAE ratio was 99.4% for the year ended December 31, 1997 compared to 102.5% for 1996. This decrease is primarily attributed to changes in the Company's business mix with an increasing amount of policies being issued on a claims made basis. The provision for losses and LAE is net of $66.6 million for the year ended December 31, 1997 and $57.1 million for the year ended December 31, 1996 of incurred losses and LAE ceded to reinsurers.

     Underwriting expenses. Underwriting expenses were $25.0 million for the year ended December 31, 1997, an increase of 46.2% over the $17.1 million for the year ended December 31, 1996. The expense ratio was 20.3% for the year ended December 31, 1997 compared to 15.8% for the year ended December 31, 1996. These increases were principally attributable to increases in staffing and commissions related to the Company's geographic expansion and costs related to ongoing enhancements to its computer systems, as well as expenses associated with various consulting projects geared toward business process improvement.

     Funds held charges. Funds held of $11.6 million for the year ended December 31, 1997 increased by $2.9 million or 34.3% over the $8.6 million for the year ended December 31, 1996 and relate to the interest credited on amounts held under certain reinsurance treaties. This increase is consistent with the change in the related funds held balances.

     Other expenses. Other expenses were $10.0 million for the year ended December 31, 1997, a 14.6% decrease from the $11.7 million for the year ended December 31, 1996. The majority of this savings was due to the discontinuance of certain unprofitable programs previously conducted in one of the Company's consulting subsidiaries.

     Income Taxes. Income taxes were $2.1 million for the year ended December 31, 1997, a decrease of 78.7% from the $9.8 million for the year ended December 31, 1996. The effective tax rate was 6.7% for the year ended December 31, 1997 compared to 33.4% for 1996, primarily due to the reversal of reserves for potential tax contingencies, the majority of which were provided for in 1996 and which were resolved in the Company's favor in 1997.

     Net income. Net income was $28.9 million for the year ended December 31, 1997, a 48% increase from the $19.5 million for the year ended December 31, 1996, principally as a result of higher investment income and realized investment gains and lower income taxes.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Direct premiums written. Direct premiums written were $143.2 million for the year ended December 31, 1996, a 4.3% increase over the $137.3 million for the year ended December 31, 1995. The majority of this increase was due to the addition of a number of large physician groups and hospitals primarily in New Jersey and Pennsylvania.
     Net premiums earned. Net premiums earned were $108.2 million for the year ended December 31, 1996, a 2.8% increase over the $105.3 million for the year ended December 31, 1995. For the most part, this increase correlates with the increase in premiums written.

     Net investment income. Net investment income was $49.2 million for the year ended December 31, 1996, a 4.9% decrease from $51.8 million for the year ended December 31, 1995. While cash flow from operations of $40.8 million for the year ended December 31, 1996 increased the asset base which aggregated $925.9 million as of December 31, 1996, the pre-tax book yield on invested assets fell from 6.19% in 1995 to 5.60% in 1996 primarily due to the Exchange's decision to allocate $50 million to the lower book yielding equity market as part of its total return portfolio strategy.

     Realized investment gains (losses). Net realized investment gains (losses) were approximately $8.7 million for the year ended December 31, 1996 compared to $13.1 million for the year ended December 31, 1995. Substantially all of these gains resulted from the sale of bonds in a generally falling interest rate environment.

     Other revenue. Other revenue was $11.5 million for the year ended December 31, 1996, a 15.6% increase from the $10.0 million for the year ended December 31, 1995. This increase resulted primarily from higher revenue earned by the Company's reinsurance brokerage and leasing subsidiaries.

     Losses and loss adjustment expenses. The provision for losses and LAE was $110.9 million for the year ended December 31, 1996, a 2.8% increase over the $107.9 million for the year ended December 31, 1995. The loss and LAE ratio was 102.5% for each of the years ended December 31, 1996 and 1995. The provision for losses and LAE is net of $57.1 million for the year ended December 31, 1996, and $53.4 million for the year ended December 31, 1995 of incurred losses and LAE ceded to reinsurers.

     Underwriting expenses. Underwriting expenses were $17.1 million for the year ended December 31, 1996, an increase of 16.2% over the $14.7 million for the year ended December 31, 1995. The expense ratio was 15.8% for the year ended December 31, 1996 compared to 14.0% for 1995. This increase was principally attributable to costs related to ongoing enhancements to its various computer systems.

     Funds held charges. Funds held charges of $8.6 million for the year ended December 31, 1996 increased $3.2 million or 57.6% over the $5.5 million for the year ended December 31, 1995 and relate to the interest credited on amounts held under certain reinsurance treaties. This is consistent with the change in the related funds held balances.

     Other expenses. Other expenses were $11.7 million for the year ended December 31, 1996, a 69.4% increase from the $6.9 million for the year ended December 31, 1995. This increase is primarily related to staffing and professional fee expenditures associated with the Company's healthcare consulting subsidiaries, some of which were acquired in 1995 and 1996, and its investment advisory subsidiary which was acquired in 1996.

     Income Taxes. Income taxes were $9.8 million for the year ended December 31, 1996, a decrease of 19.2% from the $12.1 million for the year ended December 31, 1995. The effective tax rate was 33.4% for the year ended December 31, 1996, an increase from 26.8% for 1995, due primarily to the establishment of reserves for potential tax contingencies in 1996 offset in part by an increase in tax exempt investment income in 1996.

     Net income. Net income was $19.5 million for the year ended December 31, 1996, a 40.9% decrease from the $33.0 million for the year ended December 31, 1995, principally as a result of higher operating expenses and lower investment income and realized investment gains.

YEAR 2000

     Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post twentieth century dates (the "Year 2000 Issue"). This could result in system failures and improper information processing that could disrupt the Company's business operations.

     To address the Year 2000 Issue, the Company assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. This study included the Company's internal systems and services, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and technology infrastructure have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant.

     The Company has completed its review of its internal systems and believes that its claims administration system is not Year 2000 compliant. The Company has purchased a replacement system that is Year 2000 compliant and is expected to be installed by December 1998. A project team is continuing to test software in use throughout the Company in order to validate the assessment that all other internal systems will function after the Year 2000. The Company has not yet completed its investigation of whether its service providers, brokers and other external business partners may experience Year 2000 problems that could affect the Company; however, the Company's investigations to date have not revealed any such Year 2000 issues.

     The Company's Year 2000 cost is estimated to be less than $1 million through the completion of its remediation efforts, which is expected in 1999.

FINANCIAL CONDITION

     Cash and invested assets. Aggregate invested assets, including cash and short term investments, were $1,092.7 million at March 31, 1998 and $1,031.2 million and $925.9 million at December 31, 1997 and 1996, respectively. The increase in invested assets between December 31, 1996 and March 31, 1998 resulted primarily from cash flow from operations generated during the period and net realized and unrealized investment gains.

     Fixed maturities available for sale, including short-term investments, aggregated approximately $1 billion, or 92.0% of the Company's investment portfolio as of March 31, 1998. At that date, the average credit quality of the Company's fixed income portfolio was "AA+," as defined by Standard & Poor's, while the portfolio duration was 4.8 years. At March 31, 1998, the Company's investment portfolio also included $91.2 million, or approximately 8.0%, invested in unaffiliated common stocks.

     Other than the equity collar, the Company does not hold any derivative investments.

     Unpaid losses and LAE, reinsurance recoverable on unpaid losses and LAE and funds held under reinsurance treaties. Gross unpaid losses and LAE were $901.7 million at March 31, 1998 and $876.7 million and $795.4 million at December 31, 1997 and 1996, respectively. Reinsurance recoverable on unpaid losses and LAE was $432.3 million at March 31, 1998 and $430.8 million and $394.8 million at December 31, 1997 and 1996, respectively. Funds held under reinsurance treaties, which collateralize a significant portion of reinsurance recoverable on unpaid losses and LAE, were $344.8 million at March 31, 1998, and $344.8 million and $340.3 million at December 31, 1997 and 1996, respectively. The increases in these amounts were consistent with the continued growth in the Company's book of business.

     Equity. The Company's total equity was $304.7 million at March 31, 1998 and $303.4 million and $256.0 million at December 31, 1997 and 1996, respectively. The increases were attributable to net income and changes in unrealized net appreciation of investments.

LIQUIDITY AND CAPITAL RESOURCES

     The MIIX Group, Incorporated. The MIIX Group is a holding company whose only material assets immediately after the Reorganization will be the capital stock of MIIX Insurance and the Attorney-in-Fact. The net proceeds of the Offerings will primarily be used to capitalize the Company's subsidiaries for general corporate purposes, while a portion of the proceeds may be retained at the holding company. The MIIX Group's ongoing cash flow will consist primarily of dividends and other permissible payments from its subsidiaries. The MIIX Group will depend upon such payments for funds for general corporate purposes and for the payment of dividends on the Common Stock.

     The payment of dividends to The MIIX Group by MIIX Insurance will be subject to limitations imposed by the New Jersey Holding Company Act. Based upon these limitations, the maximum amount that will be available for payment of dividends to The MIIX Group by MIIX Insurance in 1998 without the prior approval of regulatory authorities is subject to restrictions related to surplus and net income. The current regulations of the New Jersey Insurance Department limit dividends to the lesser of (i) 10% of the insurer's statutory surplus as of the immediately preceding year or (ii) the insurer's net gain from operations. MIIX Insurance's future cash flow available to The MIIX Group may be influenced by a variety of factors, including cyclical changes in the medical malpractice insurance market, MIIX Insurance's financial results, insurance regulatory changes, including changes in the limitations imposed by the New Jersey Holding Company Act on the payment of dividends by MIIX Insurance, and changes in general economic conditions. The MIIX Group expects that the current limitations that will be imposed on MIIX Insurance should not affect its ability to declare and pay dividends sufficient to support The MIIX Group's initial dividend policy. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Dividend Policy" and "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

     MIIX Insurance. The primary sources of MIIX Insurance's liquidity, on both a short- and long-term basis, will be funds provided by insurance premiums collected, net investment income, recoveries from reinsurance and proceeds from the maturity or sale of invested assets. Funds are generally used to pay claims, LAE, operating expenses, reinsurance premiums and taxes. The Exchange's net cash flow from operating activities was $56.9 million and $20.4 million for the first quarter of 1998 and 1997, respectively, and $65.9 million and $41.5 million for the years ended 1997 and 1996, respectively. Because a substantial majority of the Exchange's policies renew on January 1 of each year, cash flow from operations tends to be higher in the first quarter of each year than in each subsequent quarter. The higher amount of cash flow from operations in 1998 compared to 1997 was principally due to higher payments of losses and LAE in 1997. Because of the inherent unpredictability related to the timing of the payment of claims, it is not unusual for cash flow from operations for a medical malpractice insurance company to vary, perhaps substantially, from year to year.

     The Exchange has invested, and MIIX Insurance will invest, its positive cash flow from operations in both fixed maturity securities, including short-term investments, and equity securities. The Exchange's investment strategy, which will be continued by MIIX Insurance immediately after the Reorganization, seeks to maximize after-tax income through a high quality, diversified, duration sensitive, taxable bond and tax-preferenced municipal bond portfolio, while maintaining an adequate level of liquidity, together with a modest level of investment in equity securities.

RECENT DEVELOPMENTS

     In July, 1998, management began the initial phase of the implementation of a new computer system which is intended to replace the majority of the Company's operating systems. The policy administration and billing systems have been installed and the claims module is scheduled to be installed during December 1998. Upon the completion of the testing of this system, which will continue throughout the third quarter 1998, management intends to abandon the old system. Management therefore plans to take a charge, in the second quarter of 1998, of approximately $8.5 million which represents the current net book value of this asset.

     The Company is seeking to obtain a new bank facility in the principal amount of approximately $35 million from a large lender. The Company expects that this facility will be in the form of an unsecured revolving line of credit to be used when needed for general corporate purposes. There can be no assurance that the Company will be able to obtain this new bank facility on terms that are satisfactory to the Company.

     Management periodically reevalutes its invested asset allocation. Based upon current equity market volatility and other factors, the Company has recently begun to liquidate its equity position which aggregated approximately

$92 million as of June 30, 1998. It is expected that the liquidation process will be completed during the third quarter of 1998 with all of the proceeds being allocated to higher yielding fixed maturity investments. Management expects to realize gains of approximately $20 million in connection with this liquidation.

                                    BUSINESS

     Based on direct premiums written in 1997, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 10th among medical professional liability insurers in the United States. The Company currently insures approximately 14,800 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 70 hospitals, extended care facilities, health maintenance organizations ("HMOs") and other managed care organizations (collectively, "health care institutions"). The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 15 states. For the quarter ended March 31, 1998, approximately 29% of the Company's total written premiums were generated outside of New Jersey. In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.

     Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

     In 1997, total medical professional liability direct premiums written in the United States were approximately $5.9 billion, of which $299.3 million were written in New Jersey, according to data compiled by A.M. Best Company, Inc. ("A.M. Best"), an insurance rating agency. The Company's market share of such direct premiums written was 2.8% in the United States and 40% in New Jersey according to A.M. Best. In 1997, medical malpractice insurance accounted for approximately 98% of the Company's direct premiums written.

     The Company's total revenues and net income were $200.4 million and $28.9 million, respectively, for 1997 and were $55.2 million and $3.3 million, respectively, for the three months ended March 31, 1998. As of March 31, 1998, the Company had total assets of $1.4 billion and total equity of $304.7 million. Since 1993, the Company's equity has grown at a compound annual rate of 9.9%.

                                BUSINESS STRATEGY

     The Company has adopted a strategy which it believes will allow it to compete effectively and create long-term growth. As part of this strategy, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "The Reorganization" and "The Subscription Offering." The Company's strategy is to:

     - continue to expand geographically by increasing the number of states in which the Company writes policies;

     - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

     -    expand distribution channels;

     - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

     -    take advantage of strategic acquisition opportunities; and

     - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.

     Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 15 states. As a result of this expansion, the proportion of the Company's business written in states other than New Jersey has grown from approximately 11% in 1996 to 29% in the quarter ended March 31, 1998. In order to facilitate continued geographic expansion, the Company has obtained authority to write insurance in 20 states and the District of Columbia and is in the process of obtaining such authority in 8 other states. In addition, the Company has opened four regional sales and customer support offices to assist its marketing efforts outside of New Jersey. Over time, the Company intends to seek authority to write insurance in all 50 states, although the Company may choose to not write insurance in all such states.

     Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

     Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers. In 1997, 16 % of the Company's direct premiums written were generated through brokers. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand further its distribution channels, the Company intends to develop additional brokerage relationships with selected brokers who have demonstrated expertise in the medical malpractice insurance market.

     Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive data base of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, it will maintain underwriting discipline and emphasize profitability over premium growth.

     Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

     Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the exclusive endorsements of the Medial Society of New Jersey (the "Medical Society") and the New Jersey Association of Osteopathic Physicians and Surgeons, as well as endorsements of the Connecticut Hospital Association and various other medical associations and specialty societies. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its medical society endorsements.

ENHANCE PRODUCT OFFERINGS

     The Company has developed a variety of insurance products to cover the professional liability exposure of individual providers such as physicians, surgeons and dentists, medical groups, clinics and hospitals, extended care facilities and other health care providers. The Company's core products include medical professional liability insurance for individual providers, medical groups and health care institutions on a "claims made," "modified claims made" or "occurrence basis." See "Glossary of Selected Insurance Terms."

     In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Expanded products offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation.

     For premises liability and property exposures of medical offices, the Company offers the Medical Office Policy written on an occurrence basis. Commercial general liability coverage is offered on an occurrence basis only. Excess/umbrella liability is a two-part policy covering excess of underlying policies and excess of self-insured retention. Directors and officers coverage and errors and omissions coverage are offered on a claims made basis to managed care organizations. Extended reporting period coverage or "tail coverage" is offered to those accounts written on a claims made basis to extend the period when losses could be reported to the Company. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. Such coverages are also available with reinstatement options, combined with the ability to pre-purchase such options at the inception of the policy. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances.

MARKETING AND POLICYHOLDER SERVICES

      The Company employs various strategies for marketing its products and providing policyholder services. In New Jersey, the Company markets its products to physicians and physician groups principally though medical associations, referrals by existing policyholders, advertisements in medical journals, seminars on health care topics for physicians, and direct mail solicitation. The Company's professional liability program has the exclusive endorsement of the Medical Society and the New Jersey Association of Osteopathic Physicians and Surgeons, as well as the endorsements of various county medical associations and specialty societies. In addition to these direct marketing channels, the Company sells its products through independent brokers and agents who currently produce approximately 20% of the Company's direct premiums written in New Jersey. Health care institutions frequently prefer brokers over direct solicitation when they purchase professional liability insurance, and the Company believes that its broker relationships in New Jersey are important to its ability to grow in that market segment. To provide localized marketing and policyholder services in New Jersey and nationally, the Company has established five regional offices. See "-- Business Strategy -- Maintain Close Relationship with the Medical Community."

     Outside New Jersey, the Company markets its products exclusively through independent brokers and agents. In 1997, 108 independent brokers and agents actively marketed the Company's products in 13 states and produced approximately 27% of the Company's direct written premiums on a national basis. No national broker or regional agency accounted for more than 8% of the Company's year-end direct premiums written. The Company selects brokers and agents that it believes have demonstrated growth and stability in the medical malpractice insurance industry, strong sales and marketing capabilities, and a focus on selling medical professional liability insurance. Brokers and agents receive market rate commissions and other incentives based on the business they produce. The Company strives to maintain relationships with those brokers and agents who are committed to promoting the Company's products and are successful in producing business for the Company. See "-- Business Strategy -- Expand Distribution Capabilities."

     The Company also provides risk management services through its home office and regional offices. In addition to supplementing the Company's marketing efforts, these services are designed to reduce potential loss exposures by educating policyholders on ways to improve medical practice and implement risk reduction measures. The Company conducts surveys for hospitals and large medical groups to review their practice procedures and to focus on specific areas in which concerns arise. The Company prepares reports that identify areas of the insured's medical practice that may need attention and provides recommendations to the policyholder. The Company also presents periodic seminars for medical societies and other groups to educate physicians on risk management techniques. These educational programs are designed to increase risk awareness and to reduce the risk of injury to patients and third parties.

UNDERWRITING

     The Company maintains a dual underwriting function at its home office and at each regional office. The home office Underwriting Department is responsible for the underwriting and servicing of all institutional accounts and individual providers that exceed the regional office underwriting authority. In addition, the home office Underwriting Department is responsible for the issuance, establishment and implementation of underwriting standards for all of the coverages underwritten by the Company.

     The Company's regional office underwriting staff have the authority to evaluate, approve and issue medical professional liability coverage for individual providers and medical groups with annual premiums up to a threshold amount.

     The Company follows consistent and strict procedures with respect to the issuance of all professional liability insurance policies. Individual providers are required to submit an application for coverage along with supporting claims history and proof of licensure. The individual provider applications provide information regarding the medical training, current practice and claims history of the applicant. Institutions are required to submit an application for coverage, hard copy loss runs, proof of accreditation, financial statements, copies of contracts with medical providers, information on employed professionals and other information. An account analysis form is completed for each submission and, if coverage is approved, the coverage recommendation and the pricing methodology is added.

     Risk management surveys may be performed prior to quoting a large account to ascertain the insurability of the risk. All written accounts are referred to the Risk Management Department to schedule risk management services. Representatives from the Risk Management Department meet with the insured institution to develop programs to control and reduce risk.

     The Underwriting Department meets periodically with the Underwriting Committee to review the guidelines for premium surcharges, cancellations and non-renewals and any candidate for cancellation or non-renewal. The Underwriting Committee is comprised solely of physicians who are members of either the Board of Governors or the Board of Directors of the Attorney-in-Fact and are insured by the Company. Members of the Underwriting Committee are not employees of the Company.

     The Company maintains high standards of quality control through periodic audits at the underwriting and processing levels. Renewal accounts are underwritten as thoroughly as new accounts. Insureds who no longer meet underwriting guidelines are identified as non-renewal candidates. All non-renewal candidates are referred to the home office Underwriting Department and discussed with the Underwriting Committee to approve the Underwriter's recommendations.

PRICING

     The Company establishes, through its own actuarial staff and independent consulting actuaries, rates and rating classifications for its physician and medical group insureds based on loss and LAE experience it has developed over the past 20 years and on other relevant information. The Company has various rating classifications based on practice location, medical specialty and other factors. The Company applies various discounts, including discounts for part-time practice, physicians just entering medical practice, large medical groups and claims experience. The Company has established its premium rates and ratings classifications for hospitals and managed care organizations using actuarially significant data filed publicly by other insurers.

CLAIMS

     The Company's Claim Department is responsible for claims investigation, establishment of appropriate case reserves for loss and ALAE, defense planning and coordination, supervision of attorneys engaged by the Company to defend a claim, and negotiation of the settlement or other disposition of a claim. All of the Company's primary policies require it to defend its insureds. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries, and conflicting medical opinions. In almost all cases, the person bringing the claim against the insured is already represented by legal counsel when the claim is reported to the Company.

     Litigation defense is provided almost exclusively by private law firms with lawyers whose primary focus is defending malpractice cases. The Company also maintains a staff counsel office located in New Jersey to defend malpractice cases.

     The claims representatives at the Company have on average 10 years of experience with the Company and/or 10 years of prior experience handling medical professional liability cases. The Company limits the average number of cases handled per claims representative to ensure personal attention to each case.

     The claims operation is assisted in its efforts by its technical unit, which is responsible for training and educating the claims staff. The technical unit also manages the Company's relationship with defense counsel and helps control ALAE associated with claims administration. The unit also is responsible for tracking developments in case law and coordinating mass tort litigation.

     A major resource for the Company's claims function is its database built over a 20-year period. The database provides comprehensive details on each claim, from incident to resolution, coupled with a document file relating to each claim. The database enables the Company's claims professionals to analyze trends in claims by specialty, type of injury, precipitating causes, frequency and severity, plaintiffs' counsel, expert witnesses, and other factors. The Company also uses the data to identify and analyze trends and to develop seminars to educate individual physicians, physician groups, hospital staff, and other insureds on risk management to control and reduce their exposure to claims.

LOSS AND LAE RESERVES

     The determination of loss and LAE reserves involves projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in its claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's Claim Department as claims are reported and investigated. Actuaries rely primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of reserves, including reserves for insured events of prior years, could have an adverse effect on the Company's results of operations for the period in which the adjustments are made.

     The uncertainties inherent in estimating ultimate losses on the basis of past experience have grown significantly in recent years principally as a result of judicial expansion of liability standards and expansive interpretations of insurance contracts. These uncertainties may be further affected by, among other factors, changes in the rate of inflation and changes in the propensities of individuals to file claims. The inherent uncertainty of establishing reserves in the casualty insurance business is even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance. This is due primarily to the longer time that typically elapses between the covered incident and the resolution of the claim.

     The Company utilizes internal and independent actuaries in establishing its reserves. The Company's independent actuaries review the Company's reserves for losses and LAE at the end of each fiscal year and prepare a report that includes a recommended level of reserves. The Company considers this recommendation as well as other factors, such as loss retention levels, premium rates and known, anticipated or estimated changes in frequency and severity of claims, in establishing the amount of its reserves for losses and LAE. The Company continually refines reserve estimates as experience develops and further claims are reported and settled. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. Medical malpractice insurance is a line of business for which the initial loss and LAE estimates may be adversely impacted by events occurring long after the reporting of the claim, such as sudden severe inflation or adverse judicial or legislative decisions. The Company has established its loss and LAE reserves within the range of reserve estimates determined by its independent actuarial firm.

     Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                                                           THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31                    MARCH 31
                                             ----------------------------------------  --------------------------
                                                 1995          1996          1997          1997          1998
                                             ------------  ------------  ------------  ------------  ------------
                                                                        (in thousands)         (unaudited)
Balance as of January 1, net of reinsurance
  recoverable..............................   $  402,172    $  409,565   $  400,607    $  400,607     $  445,958

Incurred related to:
   Current year............................      107,889       110,866      121,331        27,849         36,194
   Prior years.............................           --            --        1,497            --             --
                                              ----------    ----------   ----------    ----------     ----------
Total incurred.............................      107,889       110,866      122,828        27,849         36,194
                                              ----------    ----------   ----------    ----------     ----------

Paid related to:
   Current year............................        3,000         3,630        3,930           620            668
   Prior years.............................       97,496       116,194       73,547        18,670         12,115
                                              ----------    ----------   ----------    ----------     ----------
Total paid.................................      100,496       119,824       77,477        19,290         12,783
                                              ----------    ----------   ----------    ----------     ----------
Balance at end of period, net of
  reinsurance recoverable .................      409,565       400,607      445,958       409,166        469,369
Reinsurance recoverable....................      339,095       394,842      430,763       408,153        432,343
                                              ----------    ----------   ----------    ----------     ----------
Balance at end of period, gross of
  reinsurance..............................   $  748,660    $  795,449   $  876,721    $  817,319      $ 901,712
                                              ==========    ==========   ==========    ==========      =========


     The following table reflects the development of reserves for unpaid losses and LAE for the periods indicated at the end of that year and each subsequent year. From 1987 through 1992, the Company had discounted its unpaid losses and LAE, using rates of 5% (1987-1990); 4% (1991) and 2.8% (1992). Discounting of
unpaid losses and LAE was discontinued during 1993 with all unpaid losses and LAE amounts existing at December 31, 1993 and subsequent years recorded at full undiscounted values. For consistency of presentation, the following table reflects all years (including 1987 through 1992) on an undiscounted basis. The first line shows the reserves, net of reinsurance recoverables, as originally reported at the end of the stated year. Each calendar year-end reserve includes the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative redundancy" reflects the difference between the latest reestimated reserve amount and the reserve amount as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end.

     The table reflects the effects of all changes in amounts of prior periods. For example, if a loss determined in 1995 to be $100,000 was first reserved in 1987 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1987 through 1996 shown below. This table presents development data by calendar year and does not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.


                                  1987      1988     1989      1990     1991      1992      1993       1994      1995     1996
                                 ----       ----     ----      ----     ----      ----      ----       ----      ----     ----
                                                                   (in thousands)

LOSS AND LAE RESERVES: .....   $395,099   $452,781  $502,528  $553,051  $585,563  $384,670  $387,94  $402,172 $409,565  $400,607
LIABILITY REESTIMATED AS OF:
     One year later ........    408,745    447,477   513,096   534,087   577,450   384,196   387,94   402,172  409,565   402,104
     Two years later .......    403,871    465,300   494,044   524,264   576,974   384,200   387,94   402,172  410,433
     Three years later .....    423,520    445,913   488,404   523,783   576,979   384,198   387,94   402,587
     Four years later ......    402,195    436,659   487,957   523,787   576,977   384,243   388,11
     Five years later ......    392,328    436,228   487,960   523,787   584,171   384,713
     Six years later .......    391,881    436,229   487,961   526,267   585,566
     Seven years later .....    391,075    436,232   480,740   526,884
     Eight years later .....    391,076    429,021   480,449
     Nine years later ......    389,375    432,247
     Ten years later .......    394,683

CUMULATIVE REDUNDANCY
  (DEFICIENCY) .............        416     20,534    22,079    26,167       (3)       (43)    (170)     (415)    (868)    (1,497)



                                1987       1988      1989      1990      1991     1992       1993      1994      1995     1996
                                ----       ----      ----      ----      ----     ----       ----      ----      ----     ----
                                                                   (in thousands)
CUMULATIVE AMOUNT OF
   LIABILITY PAID THROUGH:
     One year later .......   $ 53,318    $ 57,524  $ 78,967  $ 67,479  $236,090 $ 83,628  $ 82,136  $ 97,496  $116,194  $ 73,547
     Two years later....       109,979     134,743   144,141   245,270   318,200  164,156   178,278   211,637   194,550
     Three years later..       180,412     194,358   280,261   322,065   394,379  255,278   284,097   274,154
     Four years later...       229,162     289,966   347,702   387,337   492,314  348,031   323,961
     Five years later...       294,491     340,262   396,078   455,993   563,813  376,116
     Six years later....       324,708     373,737   442,578   508,658   578,642
     Seven years later..       343,003     403,292   464,744   521,327
     Eight years later..       368,752     418,240   477,581
     Nine years later...       380,853     430,070
     Ten  years later...       393,482


     The Company has experienced limited net loss and LAE reserve development primarily as a result of aggregate excess reinsurance contracts in place since 1992. The aggregate excess reinsurance contracts provide coverage for losses and LAE above a loss and ALAE to earned premiums ratio of 80% (1993 and 1994) and 75% (1995, 1996 and 1997) and therefore have the effect of holding incurred losses and LAE at a constant level.

     General liability incurred losses have been less than 1.9% of medical malpractice incurred losses in the last five years. The Company does not have material reserves for pollution claims and the Company's claims experience for pollution coverage has been negligible.

     While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Loss and LAE Reserves."

REINSURANCE

     Reinsurance Ceded. The Company follows customary industry practice by reinsuring some of its business. The Company typically cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies so subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide aggregate loss and LAE protection. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full extent of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. The Company determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers, and market conditions, including the availability and pricing of reinsurance. The Company's reinsurance arrangements are generally placed through Pegasus Advisors, Inc., a reinsurance broker wholly owned by the Attorney-in-Fact and to be acquired by the Company as part of the acquisition of the Attorney-in-Fact and its subsidiaries.

     The Company reinsures its risks primarily under two reinsurance contracts, the Specific Contract and the Aggregate Contract. Under the Specific Contract, the Company's retentions for casualty business range from $2 million to $3 million per loss per policy. Coverage on casualty business is provided in layers up to $48 million per loss per policy above the retentions. Coverage for casualty business under the Specific Contract is limited by an aggregate deductible, aggregate limits by layer and required Company participation in upper layer losses. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy and is subject to an aggregate limit. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.

     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and ALAE ratio ("loss and ALAE ratio"). Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $130 million. The Company has maintained aggregate excess of loss coverage generally similar to that just described since 1993. In addition, in 1992 the Company entered into an aggregate excess of loss reinsurance contract to protect underwriting and operating results from adverse developments for losses and ALAE which occurred on or before December 31, 1992.

     The major elements of ceded reinsurance activity are summarized in the following table:

                                                                                      FOR THE THREE MONTHS
                                             FOR THE YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                          ---------------------------------------   --------------------------
                                             1995          1996          1997          1997          1998
                                          ------------  ------------  ------------  ------------ -------------
                                                                    (in thousands)
  Ceded premiums earned..................  $ 31,633       $ 36,404      $ 42,067     $  8,280      $  9,090

  Ceded Losses and Loss
       Adjustment Expenses...............  $ 53,405       $ 57,064      $ 66,563     $ 11,692      $ 12,759

  Funds held charges.....................  $  5,473       $  8,626      $ 11,581     $ 2,847      $   3,544


     Credit risk from reinsurance is controlled by placing the reinsurance with large, highly rated reinsurers and by collateralizing amounts recoverable from reinsurers. The following table identifies the Company's most significant reinsurers, the total amount recoverable from them as of December 31, 1997, and collateral held by the Company primarily in the form of funds withheld and letters of credit as of December 31, 1997. No other single reinsurer's percentage participation in 1997 exceeded 5% of the total reinsurance recoverable at December 31, 1997.

                                                                                  AT DECEMBER 31, 1997
                                                                       --------------------------------------------
                                                                           TOTAL AMOUNT         TOTAL AMOUNT OF
  REINSURER                                                                RECOVERABLE          COLLATERAL HELD
                                                                       ---------------------  ---------------------
                                                                                     (in thousands)
  Hannover Reinsurance (Ireland) Ltd................................           $253,355                $255,866
  Eisen und Stahl Reinsurance (Ireland) Ltd.........................             64,001                  63,977
  Scandinavian Reinsurance Company Ltd..............................             51,344                  51,391
  London Life and Casualty Reinsurance Corporation..................             48,254                  48,365
  Underwriters Reinsurance Company (Barbados).......................             27,053                  26,827

     The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations. See "Risk Factors -- Reinsurance."

     Reinsurance Assumed. The Company assumed reinsurance in annual amounts of less than $1 million through 1995. The Company assumed reinsurance under three programs, with assumed premiums of $2.2 million and $4.6 million in 1996 and 1997, respectively. The Company provides medical professional liability reinsurance coverage to American Medical Mutual, Inc., A Risk Retention Group ("AMM") under a quota share contract and two excess of loss contracts. AMM is also managed by the Attorney-in-Fact and in 1997 had $3.6 million of premiums written. The Company participated in the IRM Services, Inc. property pool ("the Pool") with a 5% share in 1996 and 1997. The Pool was discontinued and placed into runoff on November 30, 1996. Only minimal further activity beyond 1997 is expected under this arrangement. The Company was also a participant in quota share reinsurance contracts in 1996 and 1997 with Underwriters Reinsurance Company, whereby the Company reinsured up to $250,000 per risk on business identified by Underwriters Reinsurance Company as casualty facultative business. The contract was discontinued on March 1, 1998.

     In addition, in 1997 the Company assumed reinsurance under a novation agreement pertaining to certain policies written for a large hospital group during 1989 through 1997. Premiums associated with this agreement amounted to $10.9 million in 1997. Existing ceded reinsurance agreements with the hospital group's captive insurer covering the novated business remain in effect following the novation.

     The Company believes that as more managed care organizations and integrated health care delivery systems retain a larger part of their exposure directly or through captive arrangements, they will need to obtain excess insurance or reinsurance for the potentially larger losses, and the Company is prepared to meet this need through assumed reinsurance arrangements.

INVESTMENT PORTFOLIO

     An important component of the operating results of the Company has been the return on its invested assets. Investments of the Company are made by investment managers and internal management under policies established and supervised by the Investment Advisory and Finance Committee of the Board of Governors and Board of Directors of the Attorney-in-Fact (the "Investment Committee"). The Company's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and maximization of after-tax yields while minimizing credit risk of the portfolio. The Company currently uses four outside investment managers for fixed maturity securities: Pacific Investment Management Company, General Re-New England Asset Management, Loomis Sales & Company, L.P., and Prime Advisors, Inc. The Company also uses two outside investment managers for equity securities: Sanford C. Bernstein & Co., Inc., and Vanguard Institutional Index Fund.

     The following table sets forth the composition of the investment portfolio of the Company at the dates indicated. All of the fixed maturity securities are held as available-for-sale.


                                         DECEMBER 31, 1996           DECEMBER 31, 1997            MARCH 31, 1998
                                     --------------------------  -------------------------- ---------------------------
                                       COST OR                     COST OR                    COST OR
                                      AMORTIZED       FAIR        AMORTIZED       FAIR       AMORTIZED        FAIR
                                        COST          VALUE         COST         VALUE          COST         VALUE
                                     ------------  ------------  ------------ ------------- ------------- -------------
                                                                      (in thousands)
Fixed Maturity Securities:
   Bonds:
     US Government and Agencies...    $  185,971   $  183,906    $  190,214    $  194,507    $ 179,854    $  184,042
     State, municipalities and
       political subdivisions.....       258,775      261,614       202,386       209,605      169,488       175,046
     Mortgage-backed securities and
       related securities.........       260,849      261,955       308,577       313,571      316,421       321,371
     Corporate....................        56,607       56,795       132,875       136,294      187,224       189,974
                                      ----------   ----------    ----------    ----------    ---------    ----------
Total Fixed Maturity Securities...       762,202      764,270       834,052       853,977      852,987       870,433
                                      ----------   ----------    ----------    ----------    ---------    ----------

Equity Securities:
   Unaffiliated Preferred Stock...            --           --         2,500         2,500        2,500         2,500
   Unaffiliated Common Stock......        55,334       67,230        66,520        89,080       66,974        88,688
                                      ----------   ----------    ----------    ----------    ---------    ----------
Total Equity Securities...........        55,334       67,230        69,020        91,580       69,474        91,188
                                      ----------   ----------    ----------    ----------    ---------    ----------
TOTAL.............................    $  817,536   $  831,500    $  903,072    $  945,557    $ 922,461    $  961,621
                                      ==========   ==========    ==========    ==========    =========    ==========


The Company's investment portfolio of fixed maturity securities consists primarily of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e. high yield) fixed maturity securities not to exceed 7.5% of invested assets. The Company's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by the Investment Committee.

     The table below contains additional information concerning the investment ratings of the Company's fixed maturity investments at March 31, 1998:

                                                                                             PERCENTAGE OF
S&P RATING OF INVESTMENT (1)                            AMORTIZED COST     FAIR VALUE         FAIR VALUE
------------------------------------------------------  ---------------  ----------------   ----------------
                                                                          (in thousands)
AAA (including US Government and Agencies).........        $615,100          $628,348              72.1%
AA.................................................          36,175            37,393               4.3
A..................................................         145,469           147,160              16.9
BBB................................................          55,743            57,032               6.6
Not Rated .........................................             500               500               0.1
                                                           --------          --------             -----

Total..............................................        $852,987          $870,433             100.0%
                                                           ========          ========             =====

----------
(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Rating Services ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by another nationally recognized ratings agency were used.

     The following table sets forth certain information concerning the maturities of fixed maturity securities in the Company's investment portfolio as of March 31, 1998, by contractual maturity:

                                                                                             PERCENTAGE OF
MATURITY OF INVESTMENT                                  AMORTIZED COST     FAIR VALUE         FAIR VALUE
------------------------------------------------------  ---------------  ----------------   ----------------
                                                                          (in thousands)
Due one year or less...............................     $    23,347      $     23,256               2.7%
Due after one year through five years..............         127,838           129,295              14.9
Due after five years through ten years.............          99,389           103,535              11.9
Due after ten years................................         285,992           292,976              33.6
Mortgage-backed and related securities.............         316,421           321,371              36.9
                                                        -----------      ------------             -----
Totals.............................................     $   852,987      $    870,433             100.0%
                                                        ===========      ============             =====


The average effective maturity and the average modified duration of the securities in the Company's fixed maturity portfolio as of March 31, 1998, was
10.5 years and 6.21 years, respectively.

COMPETITION

     The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1996 there were 357 companies nationally that wrote medical professional liability insurance and 112 companies licensed in New Jersey. In New Jersey, where over 70% of the Company's direct premiums were written in 1997, the Company's principal competitor is Princeton Insurance Companies. In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company and St. Paul Companies. These companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. Several insurance companies that have greater financial resources than the company have started to write medical malpractice insurance in New Jersey. The Company believes that the principal competitive factors, in addition to pricing, include financial stability and A.M. Best ratings, breadth and flexibility of coverage, and the quality and level of services provided.

     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may rise.

     The Company plans to compete by following the strategy that has resulted in its substantial and consistent growth over the past five years - diversifying its products, expanding geographically, extending its distribution channels, and differentiating itself through superior claims, risk management, and customer services. All markets in which the Company now writes insurance and in which it expects to enter have certain competitors with substantially greater financial and operating resources than the Company. See "Risk Factors -- Competition."

REGULATION

     The Exchange, MIIX Insurance, LP&C and MIIX New York are each subject to supervisory regulation by their respective states of incorporation, commonly called the state of domicile. The Exchange and MIIX Insurance are domiciled in New Jersey, LP&C is domiciled in Virginia and MIIX New York is domiciled in New York. Therefore, the laws and regulations of these states, including the tort liability laws and the laws relating to professional liability exposures and reports, have the most significant impact on the operations of the combined company. Lawrenceville Re, a wholly owned subsidiary of the Attorney-in-Fact, is domiciled in Bermuda.

     Holding Company Regulation. As part of a holding company system, the Exchange, MIIX Insurance, LP&C and MIIX New York are subject to the Insurance Holding Company Systems Acts (the "Holding Company Act") of their domiciliary states. The Holding Company Act requires the domestic company to file information periodically with the state insurance department and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates, including sales, loans or investments, are deemed "material" and require prior approval by New Jersey or Virginia insurance regulators. In New Jersey and Virginia, transactions with affiliates involving loans, sales, purchases, exchanges, extensions of credit, investments, guarantees, or other contingent obligations which within any 12 month period aggregate at least 3% of the insurance company's admitted assets or 25% of its capital and surplus, whichever is greater, require prior approval. Prior approval is also required for all management agreements, service contracts, and cost-sharing arrangements between affiliates. Certain reinsurance agreements or modifications also require prior approval.

     Certain other material transactions, not involving affiliates, must be reported to the domiciliary regulatory agency within 15 days after the end of the calendar month in which the transaction occurred (in contrast to prior approval). These transactions include acquisitions and dispositions of assets that are nonrecurring, are not in the ordinary course of business, and exceed 5% of the Company's admitted assets. Similarly, nonrenewals, cancellations, or revisions of ceded reinsurance agreements, which affect statutorily established percentages of the Company's business, are also subject to disclosure.

     The Holding Company Act also provides that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls such an insurance company cannot be consummated without prior regulatory approval. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of the insurance company or of a person or entity that controls the insurance company, such as The MIIX Group. A person or entity seeking to acquire "control," directly or indirectly, of the Company would generally be required to file an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

     Regulation of Dividends from Insurance Subsidiaries. The Holding Company Act of the State of New Jersey will limit the ability of MIIX Insurance to pay dividends to The MIIX Group. Without prior notice to and approval of the Commissioner, MIIX Insurance may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of such subsidiary's statutory net income of the preceding calendar year or 10% of statutory surplus as of the preceding December 31. The law further requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. New Jersey permits the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Commissioner. In addition, a New Jersey insurance company is required to give the state insurance department notice of any dividend after declaration, but prior to payment.

     The other United States domiciled Insurance Subsidiaries will be subject to similar provisions and restrictions under the Holding Company Acts of other states.

     Insurance Company Regulation. The Company is subject to the insurance laws and regulations in each state in which it is licensed to do business. The Company is licensed in 29 states and the District of Columbia. The extent of regulation varies by state, but such regulation usually includes: (i) regulating premium rates and policy forms; (ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and (x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

     Insurance Guaranty Associations. Most states, including New Jersey and Virginia, require admitted property and casualty insurers to become members of insolvency funds or associations that generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state, and are usually between 1% and 2% of annual premiums written by a member in that state during the preceding year. New Jersey and Virginia, the states in which the Exchange and LP&C are respectively domiciled, and Texas, Pennsylvania, Maryland, Kentucky, states in which the Company has significant business, permit a maximum assessment of 2%. Ohio permits a maximum assessment of 1.5%. New Jersey permits recoupment of guaranty fund payments through future policy surcharges. Virginia and Texas permit premium tax reductions as a means of recouping guaranty fund payments. Most other states permit recoupment through future rate increases.

     Examination of Insurance Companies. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its state of domicile. Any other state interested in participating in a periodic examination may do so. The last completed periodic financial examination of the Exchange, based on December 31, 1993 financial statements, was completed on March 5, 1995, and a report was issued on June 21, 1995. The Exchange currently is undergoing another periodic examination that began on November 24, 1997, and is expected to be completed during the summer of 1998. The last periodic financial examination of LP&C, based on December 31, 1996 financial statements, was completed on April 25, 1997, and a report was issued on August 4, 1997. Various states also conduct "market conduct examinations" which are unscheduled examinations designed to monitor the compliance with state laws and regulations concerning the filing of rates and forms and company operations in general. The Company has not undergone a market conduct examination.

     Risk-Based Capital. In addition to state-imposed insurance laws and regulations, insurers are subject to the general statutory accounting practices and the reporting format of the National Association of Insurance Commissioners (the "NAIC"). The NAIC's methodology for assessing the adequacy of statutory surplus of property and casualty insurers includes a risk-based capital ("RBC") formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending on the ratio of an insurance company's total adjusted capital to its "authorized control level" of RBC. At December 31, 1997, MIIX's RBC was 2.75 times greater than the threshold requiring the least regulatory attention. At December 31, 1997, LP&C's RBC was 17.05 times greater than the threshold requiring the least regulatory attention.

     NAIC-IRIS Ratios. The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 12 ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state insurance commissioners. In 1997 LP&C had two ratios (change in net writings and change in surplus) outside the usual value range, which were triggered from a zero prior year basis since LP&C was acquired in 1996. In 1996 the Exchange had one ratio (investment yield ratio) fall outside of the usual range, which resulted from the lower pre-tax yields provided by the tax exempt securities in its investment portfolio. The Exchange also had one ratio (estimated current reserve deficiency to surplus) fall outside of the usual range in 1995. This occurred primarily as a result of a reduction in the cost of reinsurance protection in 1995 relative to 1994 and 1993, which increased net premiums but did not result in an increase in net loss reserves.

     Regulation of Investments. The Insurance Subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions. The Company did not have any non-qualifying investments in 1997.

     Prior Approval of Rates and Policies. Pursuant to the New Jersey Insurance Code, a domestic insurer must submit policies and endorsements to the Commissioner for prior approval, but rating plans and rates are not subject to review until 30 days after use. Virginia law requires LP&C to submit rating plans, rates, policies, and endorsements to regulators for prior approval. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms, or manuals if such items are not approved by the Insurance Commissioner. See "Risk Factors -- Regulatory and Related Matters." In the past, all of the Company's rate applications have been approved in the normal course of review. In most other states, policy forms usually are subject to prior approval by the regulatory agency while rates usually are "file and use."

     Medical Malpractice Tort Reform. Major revisions to New Jersey's statutory scheme governing medical malpractice took effect in 1995. These revisions included raising joint and several liability standards, requiring certificates of merit, eliminating strict liability of health care providers due to defective products used in their practices, and capping punitive damages at the greater of five times compensatory damages or $350,000. These changes are bringing stability to the medical malpractice insurance business in New Jersey by making it more feasible for insurers to assess certain risks. Legislation passed in 1996 in Pennsylvania provides, among other things, that plaintiffs must prove causation in informed consent cases, that punitive damages assessed against individual defendants be capped at twice the compensatory damages, and that the Pennsylvania Medical Professional Liability Catastrophe Loss Fund (the "Cat Fund") be responsible for delay damages and post-judgment interest. Texas tort reform applicable to cases accruing on or after September 1, 1996, bars plaintiffs from recovery if their own negligence is more than 50% responsible for their injuries, while defendants shall be jointly and severally liable only if found to be more than 50% responsible. Exemplary damages shall not exceed the greater of $200,000, or two times the economic damage plus the non-economic damage, not to exceed $750,000.

     Medical Malpractice Reports. The Exchange and LP&C principally write medical malpractice insurance and additional requirements are placed upon them to report detailed information with regard to settlements or judgments against their insureds. In addition, the Company is required to report to state regulatory agencies or the National Practitioners Data Bank payments, claims closed without payments, and actions by the Company, such as terminations or surcharges, with respect to its insureds. Penalties may attach if the Company fails to report to either the state agency or the National Practitioners Data Bank.

     Catastrophe Funds. In two states in which the Company writes insurance, its liability is capped at a level below the Company's typical policyholder limits of coverage. Pennsylvania's Cat Fund provides coverage for medical malpractice claims exceeding $300,000 per claim and $900,000 aggregate per year. The Cat Fund coverage is limited to $900,000 per claim and $2.7 million in the aggregate. Beginning in 1999, the Cat Fund will provide coverage for claims exceeding $400,000 and $1.2 million in the aggregate, up to a maximum of $800,000 per claim and $2.4 million in the aggregate. Similarly, after July 1, 1998, physicians in Indiana will be required to purchase insurance limits of $250,000 per claim and $750,000 in the aggregate. The Indiana Patient Compensation Fund provides an additional $1 million of coverage per claim for an insured. A plaintiff's maximum total recovery for medical malpractice causing injury or death is $1.25 million in Indiana.

A.M. BEST RATINGS

     In 1997 A.M. Best, which rates insurance companies based on factors of concern to policyholders, rated the Company "A (Excellent)" for the third consecutive year. This is the third highest rating of 16 ratings that A.M. Best assigns. The Company earned its first rating, a "B+," in 1992 and achieved an "A" rating by 1995.

     A.M. Best publications indicate that the "A" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage, and liquidity; its book of business; the adequacy and soundness of its reinsurance; the quality and estimated market value of its assets; the adequacy of its loss reserves and surplus; its capital structure; the experience and competence of its management; and its market presence. See "Risk Factors -- A.M. Best Ratings."

EMPLOYEES

     As of June 30, 1998, the Company employed approximately 220 persons. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

     As of March 31, 1998, the Company leased 49,000 square feet of space from the Medical Society in Lawrenceville, New Jersey, where its home office and Mid-Atlantic Region office are located. The Company also leases 28,000 square feet of space in a second Lawrenceville office building, where its Claims Department and a subsidiary are based. The Company's regional office facilities are located in rented office space in Indianapolis (5,000 square feet), Boston (3,670 square feet), Atlanta (4,190 square feet) and Dallas (5,000 square feet). The Company believes that its office space is adequate for its present needs and that it will be able to secure additional office space in the future if necessary.

LITIGATION

     The Company may be a party to litigation from time to time in the ordinary course of business. Except as described under "Risk Factors -- Possible Adverse Impact of Litigation," the Company is not currently a party to any litigation which may have a material adverse effect on the Company.

                              COMPARISON OF RIGHTS

     Members of the Exchange, a reciprocal insurer, have certain rights as members which are described herein as "Membership Interests." Membership Interests consist of the rights arising under the Rules and Regulations of the Exchange (the "Rules and Regulations") or under law. Upon consummation of the Reorganization, Membership Interests will be extinguished, and Distributees will become stockholders of The MIIX Group or will receive cash. Holders of Common Stock will have certain rights under the Certificate of Incorporation and By-laws of The MIIX Group and under Delaware Law.

     The following is a comparison of certain rights of Members of the Exchange and holders of Common Stock. This comparison is not intended to be complete and is qualified in its entirety by reference to the Rules and Regulations of the Exchange, copies of which will be sent to Members upon request, and by reference to the Certificate of Incorporation and By-laws of The MIIX Group, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

LIQUIDITY/MARKETABILITY

     A Membership Interest is not transferable and terminates when the coverage period or certificate period of the member under the policy issued by the Exchange terminates by expiration of time, cancellation or otherwise. The MIIX Group has applied for listing of the shares of Common Stock on the NYSE. As a result, The MIIX Group anticipates that there will be a public market for the shares of Common Stock.

DISTRIBUTIONS

     If the Board of Governors, in its reasonable discretion, determines that the surplus of the Exchange is adequate to meet estimated operating requirements and provide protection for members and that there is additional surplus available for distribution to members, the Board may distribute all or a portion of this additional surplus to members. Each member's share of such distribution is determined by the Board of Governors in its reasonable discretion. When a person ceases to be member, such person loses rights to future dividends or other distributions.

     There is no statute describing how assets would be distributed upon a liquidation of the Exchange.

     After the Reorganization holders of Common Stock will be entitled to participate equally in dividends if, as and when declared by the Board of Directors of The MIIX Group, and in the distribution of assets in the event of dissolution, subject to the rights of holders of Preferred Stock, if any. See "Dividend Policy."

MEETINGS AND ACTIONS

     Any actions required to be taken by the members of the Exchange may be taken at a duly called annual or special meeting. Special meetings of the members may be called only by the Chairman of the Board of Governors and shall be called by him upon the written request of one-third of the total number of Governors and 20 members of the Exchange. The business transacted at any special meeting of the members is confined to matters specified in the notice of meeting. The Rules and Regulations contain an advance notice procedure with respect to the election of Governors. All nominations for elections of Governors must be filed with the Attorney-in-Fact at least 10 days before the election. If nominations are not so filed, the unanimous vote of the members represented in person or by proxy at the meeting shall be necessary to elect one not so nominated to the Board of Governors.

     Any action required or permitted to be taken by the stockholders of The MIIX Group must be taken by vote of the stockholders at a duly called annual or special meeting of stockholders and not by written consent. Special meetings of stockholders may be called only by the Chief Executive Officer (or, in the event of his or her absence or disability, by any Vice President) or the Chairman or Vice Chairman of the Board of Directors, and shall be called by any of them pursuant to a resolution adopted by a majority of the Board of Directors. The business transacted at any special meeting of stockholders is confined to matters specified in the notice of meeting. The MIIX Group By-laws establish an advance notice procedure with regard to the nomination by stockholders of candidates for election as directors and with regard to proposals of business to be brought before an annual meeting of stockholders of The MIIX Group. Notice as to any such stockholder nomination or other proposal must be received by The MIIX Group not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. In the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, however, the By-laws provide additional time for notice. In addition, such notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting as well as the name and address of the stockholder and the class and number of shares beneficially owned by the stockholder submitting the proposal.

VOTING

     Each member of the Exchange is entitled to one vote on all matters submitted to the members for action or approval. The Rules and Regulations generally require the affirmative vote of a majority of members to approve matters submitted to the members unless a higher vote is required by law or the Rules and Regulations. The Rules and Regulations may be amended by members of the Exchange upon the affirmative vote of two-thirds of the members represented in person or by proxy at a meeting.

     Holders of Common Stock are entitled to one vote per share on all matters with respect to which the holders of Common Stock are entitled to vote (including the election of directors) and, except as otherwise required by law or by the terms of any series of Preferred Stock, if any, the holders of Common Stock will possess all stockholder voting power. The Certificate of Incorporation of The MIIX Group provides that certain provisions thereof may not be amended without the affirmative vote of two-thirds of the outstanding stock entitled to vote in the election of directors. The By-laws may be amended by stockholders upon the affirmative vote of two-thirds or more of the combined voting power of The MIIX Group entitled to vote in the election of directors. There is no right of cumulative voting.

PREFERRED STOCK

     The Exchange is not authorized to issue Preferred Stock.

     The MIIX Group Board of Directors is authorized, subject to any limitations prescribed by law, without further action by stockholders, to issue up to 50,000,000 shares of Preferred Stock from time to time in one or more series and, with respect to each series, to determine the terms thereof, including the number of shares, dividend rates, redemption rights, conversion rights, voting rights and rights on liquidation. See "Description of Capital Stock -- Preferred Stock." Because The MIIX Group Board of Directors has the power to establish the preferences, powers and rights of each series, it may afford the holders of any particular series of Preferred Stock preferences, powers and rights (including dividend rights, voting powers and liquidation preferences) senior to the rights of the holders of Common Stock. No shares of Preferred Stock will be outstanding immediately following the Reorganization and the Offerings, and The MIIX Group has no immediate plans to issue any series of Preferred Stock. The issuance of a series of Preferred Stock could, depending on the terms of such series, have the effect of discouraging, delaying or preventing a third party from acquiring or proposing to acquire a majority of the outstanding voting stock of The MIIX Group. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provisions."

LIMITED LIABILITY

     The liability of a member is generally limited to the premiums accrued under the current policies of insurance issued by the Exchange to such member, so long as a statutory minimum surplus is maintained. The liability of holders of Common Stock is generally limited to the value of the Common Stock held by the holder.

REMOVAL OF GOVERNORS/DIRECTORS

     The Exchange's Rules and Regulations are silent as to the removal of Governors. The MIIX Group's Certificate of Incorporation provides that directors can be removed from office only for cause by a majority of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

BUSINESS COMBINATIONS

     The Rules and Regulations of the Exchange state that the Board of Governors may liquidate the Exchange only with the affirmative vote of two-thirds of the members. The Rules and Regulations are silent with respect to business combinations such as mergers and consolidations.

     The Delaware General Corporation Law (the "DGCL") generally requires that a majority of the stockholders approve a merger or consolidation or the sale, lease or exchange of all or substantially all of a corporation's property and assets. The DGCL contains additional restrictions where such action or transaction is with, or proposed by or on behalf of, an "Interested Stockholder" (defined generally as a person owning 15% or more of The MIIX Group's outstanding voting stock). See "-- Anti-takeover Provisions" and "Description of Capital Stock --Delaware Law and Certain Charter and Bylaw Provisions."

ANTI-TAKEOVER PROVISIONS

     The Board of Governors is divided into three classes of directors, serving staggered three-year terms. As a result, one-third of the Board of Governors is elected each year. This classified board provision could delay a majority of members who do not like the policies of the Board of Governors from replacing a majority of the Board of Governors for two years.

     The MIIX Group Board is divided into three classes of directors, serving staggered terms expiring in 1999, 2000 and 2001 and thereafter three-year terms. The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of The MIIX Group. The Certificate of Incorporation and Bylaws of The MIIX Group also contain certain provisions that may delay, defer or prevent a change of control of The MIIX Group and make removal of management more difficult. These provisions are intended to (i) enhance the likelihood of continuity and stability in the composition of The MIIX Group Board of Directors and in the policies formulated by The MIIX Group Board, (ii) discourage certain types of transactions which may involve an actual or threatened change of control of The MIIX Group, (iii) reduce the vulnerability of The MIIX Group to an unsolicited proposal for a takeover that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of The MIIX Group, and (iv) discourage certain tactics that may be used in proxy fights.

     In addition, the issuance of shares of Preferred Stock by The MIIX Group (or the issuance of rights to purchase such shares) could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Also, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock.

     The MIIX Group is a Delaware corporation and is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prevents an Interested Stockholder from engaging in a "business combination" (as defined in Section
203) with The MIIX Group for three years following the date that person became an interested stockholder, subject to certain exceptions.

     The provisions described in "-- Meetings and Actions" and "-- Removal of Governors/Directors," together with the ability of The MIIX Group Board to authorize the issuance of Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control of The MIIX Group by the holder of a large block of Common Stock. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if a majority of the stockholders might consider such event to be in their best interest. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provisions."

ACTION BY WRITTEN CONSENT

     The Rules and Regulations do not state whether members of the Exchange may act by written consent. Effective as of the time that the Common Stock is registered pursuant to the Exchange Act, the Certificate of Incorporation and the By-laws of The MIIX Group will prohibit stockholders from acting by written consent.

MISCELLANEOUS

     Neither Membership Interests in the Exchange nor Common Stock entitle their holders to any preemptive rights, conversion rights or redemption rights.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the individuals who currently serve as directors and executive officers of the Company.

                NAME                                         POSITION                                 CLASS
                ----                                         --------                                 -----
Daniel Goldberg                        President, Chief Executive Officer and Director
Joseph J. Hudson                       Vice President, Marketing and Business Development
                                                                                                       N/A
Kenneth Koreyva                        Vice President, Chief Financial Officer and Treasurer
                                                                                                       N/A
Angelo S. Agro, M.D.                   Director
Hillel M. Ben-Asher, M.D.              Director
Harry M. Carnes, M.D.                  Director
Andrew Coronato, M.D.                  Director
Palma E. Formica, M.D.                 Director
John S. Garra, M.D.                    Director
Paul J. Hirsch, M.D.                   Director
Louis L. Keeler, M.D.                  Director
Henry R. Liss, M.D.                    Director
Arganey Lucas, Jr., M.D.               Director
S. Stuart Mally, M.D.                  Director
Vincent A. Maressa, Esq.               Director
Murray N. Matez, D.O.                  Director
Robert S. Maurer, D.O.                 Director
A. Richard Miskoff, D.O.               Director
Charles J. Moloney, M.D.               Director
Eileen Marie Moynihan, M.D.            Director
Fred M. Palace, M.D.                   Director
John J. Pastore, M.D.                  Director
Pascal A. Pironti, M.D.                Director
Carl Restivo, Jr., M.D.                Director
Joseph A. Riggs, M.D.                  Director
Bernard Robins, M.D.                   Director
Herman M. Robinson, M.D.               Director
Gabriel F. Sciallis, M.D.              Director
Benjamin I. Smolenski, M.D.            Director
Martin L. Sorger, M.D.                 Director
Bessie M. Sullivan, M.D.               Director
Harvey P. Yeager, M.D.                 Director

     The MIIX Group's Certificate of Incorporation provides for a Board of Directors consisting of at least nine but not more than thirty-five directors. At each succeeding Annual Meeting of stockholders following such initial classification and election, the respective successors of each class shall be elected for three-year terms.

     Daniel Goldberg, 51, Director, has been President and Chief Executive Officer of the Attorney-in-Fact and a member of the Board of Directors of the Attorney-in-Fact since 1990. Mr. Goldberg is a member of the Board of Directors of ACCRA Holdings Corp. and American Fidelity & Liberty Insurance Company. He is a member of the Academy of Hospital Attorneys.

     Joseph J. Hudson, 57, has served as Vice President of Marketing and Business Development of the Attorney-in-Fact since 1994. Prior to that, he was a Vice President at Alexander & Alexander, Inc. He is a member of the American Society of Hospital Risk Managers, the Professional Liability Underwriting Society and the Society of Chartered Property and Casualty Underwriters.

     Kenneth Koreyva, 42, has served as Vice President, Chief Financial Officer and Treasurer of the Attorney-in-Fact since 1997. From 1991 until 1997, he served as Vice President in various capacities. He is a member of the American Institute of Certified Public Accountants.

     Angelo S. Agro, M.D., 49, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He is a physician certified by the American Board of Otolaryngology. Dr. Agro has practiced in Voorhees, New Jersey, for more than five years with Professional Otolaryngology Associates. He is a member of the American Academy of Otolaryngology, the American Medical Association, the American College of Surgeons, and the Medical Society of New Jersey. Dr. Agro is a trustee of Camden County College and Secretary of the Board.

     Hillel M. Ben-Asher, M.D., 66, Director, has been Chairman of the Board of Governors of the Exchange since 1988 and a member of the Board of Governors since 1977. He has been a board-certified physician in Morristown, New Jersey, for more than five years with Blair Medical Associates. Dr. Ben-Asher is a Fellow of the American College of Physicians and a member of the American Medical Association, the American Society of Internal Medicine, and the New Jersey Society of Internal Medicine.

     Harry M. Carnes, M.D., 66, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1989. He has been a physician in Audubon, New Jersey, for more than five years. Dr. Carnes is a member of the American Academy of Family Practice, the Camden City Medical Society, and the Medical Society of New Jersey.

     Andrew Coronato, M.D., 57, Director, has been a member of the Board of Governors of the Exchange since 1991. He has been a board-certified physician in Westfield, New Jersey, for more than five years with Medical Diagnostic Association, P.A. Dr. Coronato is a Fellow of the American College of Gastroenterology and American College of Physicians. He is a member of the American Gastroenterologic Association and the Medical Society of New Jersey.

     Palma E. Formica, M.D., 70, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1982. She has been a board-certified physician in New Brunswick, New Jersey, for more than five years with St. Peter's Medical Center and a Professor of Clinical Family Medicine at the University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. Dr. Formica is a member of the Academy of Medicine of New Jersey, the American Academy of Family Physicians, the American College of Physician Executives, the American Medical Association, the American Medical Political Action Committee, the Medical Society of New Jersey, the Middlesex County Medical Society, the New Jersey Academy of Family Physicians, and the Organization of Medical Society Presidents.

     John S. Garra, M.D., 58, Director, has been a member of the Board of Governors of the Exchange since 1992. He has been a board-certified physician in Collingswood, New Jersey, for more than five years. Dr. Garra is a member of the American College of Obstetricians and Gynecologists, the American College of Surgeons, the American Fertility Society, the Medical Society of New Jersey, and the New Jersey Society of Surgeons.

     Paul J. Hirsch, M.D., 60, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Bridgewater, New Jersey, for more than five years with BioSport Orthopedics & Sports Medicine. Dr. Hirsch is a member of the American Academy of Orthopedic Surgeons, the American Orthopaedic Association, the American College of Surgeons, the Arthroscopy Association of North America, the American Medical Association, and the Medical Society of New Jersey. He currently serves on the Boards of Trustees for Raritan Valley Community College, the Journal of Bone and Joint Surgery and the Academy of Medicine of New Jersey. Dr. Hirsch is a clinical professor of orthopedic surgery at Seton Hall School of Graduate Medical Education.

     Louis L. Keeler, M.D., 65, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1994. He has been a board-certified physician in Haddon Heights, New Jersey, for over five years. Dr. Keeler is a member of the American Medical Association, the American Urological Association, and the Medical Society of New Jersey.

     Henry R. Liss, M.D., 73, Director, has been a member of the Board of Governors of the Exchange since 1977. He has been a board-certified physician in Summit, New Jersey, for more than five years as a neurosurgery consultant. Dr. Liss is a member of the American Association of Neurological Surgeons, the American Medical Association, the American Society of Military Surgeons, and the Congress of Neurosurgeons.

     Arganey Lucas, Jr., M.D., 70, Director, has been a member of the Board of Governors of the Exchange since 1987. He is a retired board-certified anesthesiologist. Dr. Lucas is a member of the Academy of Medicine, the American Medical Association, the American Society of Anesthesiologists, the Medical Society of New Jersey, the National Medical Association, the New Jersey State Society of Anesthesiologists, the North Jersey Medical Society, and the Morris County Medical Society.

     S. Stuart Mally, M.D., 72, Director, has been a member of the Board of Governors of the Exchange since 1990. He has been a board-certified physician in Atlantic City, New Jersey, for more than five years. Dr. Mally is a fellow of the American College of Surgeons and a member of the Medical Society of New Jersey and the Society of Surgeons of New Jersey. Dr. Mally is a former President of the New Jersey Society of Surgeons and the New Jersey Chapter, American College of Surgeons.

     Vincent A. Maressa, Esq., 56, Director, has been Chairman of the Board of Directors of the Attorney-in-Fact since 1990 and a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been the Executive Director and General Counsel of the Medical Society of New Jersey since 1973. Mr. Maressa is a member of the American Bar Association, the American Society of Medical Executives, and the Mercer County Bar Association.

     Murray N. Matez, D.O., 70, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Camden, New Jersey, for more than five years. Dr. Matez has been a physician at Lourdes Medical Associates, P.A. since 1996. Prior to that, Dr. Matez was a solo practitioner. He is a member of the American College of Osteopathic Family Physicians, the American Osteopathic Association, the Camden County Society of Osteopathic Physicians and Surgeons and the New Jersey Chapter of American College of Osteopathic Family Physicians. Dr. Matez is also a member and a former President of the New Jersey Association of Osteopathic Physicians and Surgeons.

     Robert S. Maurer, D.O., 65, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been a board-certified physician in Stratford, New Jersey, for more than five years. Dr. Maurer has been an Associate Professor of Clinical Family Medicine at UMDNJ-SOM since 1992. He is a member of the American Osteopathic Association, the American Osteopathic College of Family Practitioners, the American Osteopathic College of Rheumatology, the Middlesex County Osteopathic Society, and the New Jersey Association of Osteopathic Surgeons and Physicians.

     A. Richard Miskoff, D.O., 56, Director, has been a member of the Board of Governors of the Exchange since 1994. He has been a board-certified physician in Edison, New Jersey, for more than five years. Dr. Miskoff is a member of the American Osteopathic Association, the American Society of Clinical Oncologists, the American Society of Hematology, and the New Jersey Association of Osteopathic Physicians.

     Charles J. Moloney, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Moorestown, New Jersey, for more than five years. Dr. Moloney is a member of the American Academy of Pediatrics and the Medical Society of New Jersey.

     Eileen Marie Moynihan, M.D., 45, Director, has been a member of the Board of Governors of the Exchange since 1995. She has been a board-certified rheumatologist in Woodbury, New Jersey for more than five years. Dr. Moynihan has also been Medical Director of the Eastern District Office for XACT Medicare (Highmark Inc.) since 1988. She is a member of the Academy of Medicine of New Jersey, the American College of Rheumatology, the American Medical Association, the Camden County Medical Society and the New Jersey Rheumatism Association. Dr. Moynihan is also a member and treasurer of the Medical Society of New Jersey.

     Fred M. Palace, M.D., 62, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified radiologist in Morristown, New Jersey, for more than five years with Morris Imaging Assoc., P.A. Dr. Palace is a member of the Medical Society of New Jersey.

     John J. Pastore, M.D., 71, Director, has been a member of the Board of Governors of the Exchange since 1977. He has been a board-certified physician in Vineland, New Jersey, for more than five years. Dr. Pastore is a member of the American Academy of Family Physicians, the American Medical Association, the Geriatric Society, and the Medical Society of New Jersey.

     Pascal A. Pironti, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1982. He has been a board-certified urologist in Summit, New Jersey, for more than five years. Dr. Pironti is a member of the American College of Surgeons, the American Medical Association, the American Urological Association, the Medical Society of New Jersey, and the Society of Clinical Urologists.

     Carl Restivo, Jr., M.D., 52, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1997. He has been a board-certified physician in Jersey City, New Jersey, for more than five years. Dr. Restivo is a Delegate for the New Jersey Chapter of the American Medical Association and a past president of the Arthritis Foundation. He is a past president of the Medical Society of New Jersey.

     Joseph A. Riggs, M.D., 64, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Haddon Heights, New Jersey, for more than five years. Dr. Riggs is a member of the American Medical Association, the Camden County Medical Society, the Medical Society of New Jersey, the New Jersey Obstetrics and Gynecology Society, and the American College of Obstetricians and Gynecologists.

     Bernard Robins, M.D., 70, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Tewksbury Township, New Jersey, for more than five years.
Dr. Robins is a member of the Medical Society of New Jersey.

     Herman M. Robinson, M.D., 64, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified radiologist in Millburn, New Jersey, for more than five years. Dr. Robinson is a member of the American College of Radiology, the American Medical Association, the Medical Society of New Jersey, and the Radiology Society of New Jersey.

     Gabriel F. Sciallis, M.D., 54, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Mercerville, New Jersey, for more than five years. He is a member of the American Academy of Dermatology, the Dermatology Society of New Jersey, the Medical Society of New Jersey, and the Mercer County Medical Association.

     Benjamin I. Smolenski, M.D., 58, Director, has been a member of the Board of Governors of the Exchange since 1990. He has been a board-certified orthopedic surgeon in Mount Laurel, New Jersey, for more than five years with Smolenski Brill Hagren & Schwartz P.A. Dr. Smolenski is a member of the American Academy of Orthopedic Surgery, the American College of Surgeons, Eastern Orthopedic, the Medical Society of New Jersey, and the Philadelphia Orthopaedic Society.

     Martin L. Sorger, M.D., 63, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified orthopedic physician in Glen Ridge, New Jersey, and a member of the Montclair Orthopedic Group for more than five years. Dr. Sorger is a member of the Alumni Council Columbia Medical School, the American Academy of Orthopedic Surgeons, the American College of Surgeons and a former member of its Board of Councilors, and the American Medical Association. He is a former president of the New Jersey Orthopedic Society and a member of its executive committee.

     Bessie M. Sullivan, M.D., 56, Director, has been a member of the Board of Governors of the Exchange since 1992. She has been a board-certified physician in Edison, New Jersey, for more than five years with the Arthritis, Allergy & Immunology Center. Dr. Sullivan is a member of the American Medical Association, the American Rheumatism Association, the New Jersey Medical Society, and the Union City Medical Society.

     Harvey P. Yeager, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1985. He has been a board-certified otolaryngologist-head and neck surgeon in West Orange, New Jersey, for more than five years. Dr. Yeager is a member of the American Academy of Otolaryngology, the American Society of Head and Neck Surgery and the Medical Society of New Jersey. He is a former president of the New Jersey Academy of Ophthalmology and Otolaryngology and a former member of the Board of Directors of Physicians Insurers Associates of American (PIAA).

COMMITTEES OF THE MIIX GROUP, INCORPORATED

     The MIIX Group Board has the following standing committees:

     Executive Committee. The Executive Committee has the authority to exercise all powers of The MIIX Group Board between meetings of The MIIX Group Board, except as provided by the Certificate of Incorporation or the By-laws of The MIIX Group, or by applicable law. The Executive Committee consists of four
members, Messrs.         ,          ,       and         .

     Audit Committee. The Audit Committee meets periodically with the Company's management and independent auditors to discuss the scope of the annual audit, internal control, and financial reporting matters. The Company's independent auditors have direct access to the Audit Committee. The Audit Committee consists of three members, all of whom are independent directors. The members of the
Audit Committee are Messrs.         ,        and             .

     Nominating Committee. The Nominating Committee nominates candidates for membership of the Board of Directors. The Nominating Committee consists of four
members. The Members of the Nominating Committee are           ,        ,
and               .

     Compensation Committee. The Compensation Committee sets the compensation of the Company's directors and executive officers. The Compensation Committee has five members consisting of Mr. Maressa and Drs. Ben-Asher, Liss, Hirsch and Agro.

     The MIIX Group Board may from time to time establish certain other committees to facilitate the management of The MIIX Group.

DIRECTOR COMPENSATION

      Following the Reorganization, directors will receive the following fees. Directors who are not employees of the Attorney-in-Fact will receive an annual
stipend of $    . The Chairman of the Board of Directors of The MIIX Group will
be paid $      per Board meeting and other non-employee Directors will be paid
$       per Board meeting. Fees to non-employee Directors for participation on
committees of the Board of Directors will be $      per meeting. The Chairman of
the Executive Committee receives an additional annual stipend of $      . All
non-employee Directors are reimbursed for reasonable travel and other expenses incurred to attend meetings of The MIIX Group Board and committees thereof.

      In 1991, the Company invested in a number of corporate owned life insurance policies insuring the lives of members of the Board of Governors, the Board of Directors of the Attorney-in-Fact and committee members of such Boards. The proceeds of such policies were payable to the Company. Under a separate Board Members Plan the beneficiaries of such members were entitled to death benefit payments from the Company over a ten-year period. On July 15, 1998, the Company terminated such Board Members Plan.

EXECUTIVE COMPENSATION

      The MIIX Group was organized as a Delaware corporation in October, 1997, and consequently did not pay any cash compensation to its executive officers for the year ended December 31, 1997. The following Summary Compensation Table sets forth information concerning the compensation by the Company of (i) the
Company's President and Chief Executive Officer and (ii) the      other most
highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE


                 NAME AND PRINCIPAL                                                 OTHER ANNUAL        ALL OTHER
                    POSITION(S)                         SALARY         BONUS       COMPENSATION(1)   COMPENSATION(2)
  -------------------------------------------------  -------------  -------------  ----------------  ----------------
  Daniel Goldberg, President and Chief Executive
  Officer.........................................   $              $              $                 $
  Joseph J. Hudson, Vice President, Marketing and
  Business Development............................
  Kenneth Koreyva, Vice President, Chief
  Financial Officer and Treasurer.................

EMPLOYMENT AGREEMENTS

     The Company anticipates entering into employment agreements (the "Employment Agreements") with one or more of its executive officers.

COMPENSATION PLANS

     Long Term Incentive Equity Plan.

     The MIIX Group has adopted, and the Exchange as its sole stockholder has approved, the 1998 Long Term Incentive Equity Plan (the "Incentive Plan"). Any officer or key employee of The MIIX Group who is nominated by the Chief Executive Officer of The MIIX Group and approved by the committee designated by The MIIX Group's Board of Directors to administer the Plan (the "Committee") will be eligible to receive awards under the Incentive Plan. Awards under the Incentive Plan may be in the form of incentive stock options, non-qualified options, stock appreciation rights ("SARs"), performance shares, restricted stock, dividend equivalents, cash or any combination thereof.

     A maximum of 2,250,000 shares of Common Stock, or such other amount as shall equal 15% of the issued and outstanding Common Stock, will be available for awards during the term of the Incentive Plan. The maximum number of shares of Common Stock that may be awarded to any employee under the Incentive Plan during any calendar year shall not exceed 250,000. These limitations may be adjusted in the event of a stock split, recapitalization, merger or similar event.

     The price per share at which Common Stock may be purchased upon exercise of an option granted under the Incentive Plan shall not be less than the fair market value of a share of Common Stock on the date of grant. In the case of an incentive stock option granted to a person owning more than 10% of the combined voting power of all classes of stock of The MIIX Group (a "Ten Percent Stockholder"), the option price per share shall not be less than 110% of the fair market value of a share of Common Stock on the date of grant. An employee who has been granted options may, at the discretion of the Committee, be credited as of dividend payment dates with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. The Committee shall specify when an option may be exercised, but the term shall in no event be greater than 10 years (5 years in the case of a Ten Percent Stockholder). The Committee shall specify the option price and other conditions of exercise. In general, options granted pursuant to the Incentive Plan terminate upon the earliest to occur of (i) the full exercise of the option, (ii) the expiration of the option by its terms or
(iii) no more than 5 years (3 months for incentive stock options) after termination of the option holder's employment with The MIIX Group.

     An SAR must be granted in tandem with all or a portion of a related option. An SAR may be granted either at the time of the grant of the option or at a later time during the term of the option and shall be exercisable only to the extent that the underlying option is exercisable. The base price of an SAR shall be the option price under the related option. An SAR shall entitle the employee to surrender unexercised the related option (or any portion of such option) and to receive a payment equal to the excess of the fair market value of the shares of Common Stock covered by the SAR on the date of exercise over the base price of the SAR. Such payment may be in cash, in shares of Common Stock, in shares of restricted stock, or any combination thereof, as the Committee shall determine. Upon exercise of an SAR, the related option shall be canceled automatically to the extent of the number of shares of Common Stock covered by such exercise, and such shares shall no longer be available for purchase under the option. Conversely, if the related option is exercised as to some or all of the shares of Common Stock covered by the grant, the related SAR, if any, shall be canceled automatically to the extent of the number of shares of Common Stock covered by the option exercise. As a general matter, SARs are governed by the same rules regarding term and termination as stock options.

     An award of restricted stock is a grant by The MIIX Group of a specified number of shares of Common Stock that are subject to forfeiture upon the happening of specified events. The Committee may establish the terms of a restricted stock award. Under certain conditions to be determined by the Committee, restricted stock is subject to forfeit upon termination of an employee's employment.

     The Committee may also grant performance awards, which are conditional grants of Common Stock or cash which vest upon the attainment of certain goals. An employee who has been granted performance awards may, at the discretion of the Committee, be credited as of dividend payment dates with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. Under certain conditions to be determined by the Committee, restricted stock is subject to forfeit upon termination of an employee's employment.

     Upon a change of control of The MIIX Group, unless the Board of Directors of The MIIX Group determines that awards may be assumed by the successor corporation, (i) at the discretion of the Board of Directors of The MIIX Group either all options shall become immediately exercisable or shall be canceled in exchange for a cash payment equal to the excess of the fair market value of the underlying common stock over the exercise price of the option and (ii) all restricted stock and performance awards shall become nonforfeitable and immediately payable in cash.

     401(k) Plan. Following the Reorganization, the Company will assume the 401(k) Plan from the Attorney-in-Fact. The 401(k) Plan offers eligible employees of the Company an opportunity to contribute to the 401(k) Plan on a regular basis through payroll deductions in amounts equal to but not greater than 15% of their compensation. The 401(k) Plan's benefits are based on amounts contributed and individual account investment performance. All full-time employees of the Company (defined as employees whose work week constitutes at least 35 hours) who are over age 21 years and have completed one year of service with the Company are eligible to participate in the 401(k) Plan.

     The Company matches 50% of an employee's contribution to the 401(k) Plan up to 6% of such employee's compensation. The amount of matching contributions made by the Company for the fiscal years ended December 31, 1997, 1996, and 1995 were $258,324, $256,291 and $238,485, respectively. In addition, the Company may make discretionary contributions to the 401(k) Plan to be allocated among the employees' accounts on the basis of their relative levels of compensation.

     Pension Benefits. Following the Reorganization, the Company will assume from the Attorney-in-Fact a retirement plan (the "Retirement Plan") that provides pensions for employees of The MIIX Group. The Retirement Plan is an employee non-contributory, tax-qualified defined benefit plan that provides each employee with a basic annual benefit at normal retirement (age 65) equal to 1.5% of the employee's highest five year average basic compensation, plus .59% of such average compensation in excess of $10,000, times years of service (subject to applicable law limitations on the amount of earnings which may be considered for benefit accrual purposes under tax qualified plans) with the Company. Employees attaining age 21 and having completed one year of service are eligible to participate in the Retirement Plan. Benefits vest after five years of service.

     The following table sets forth the estimated maximum annual benefits payable under the Retirement Plan to a Company officer or employee retiring at age 65 with the specified combination of final average compensation and years of credited service:

                                                      ESTIMATED ANNUAL BENEFIT
                                                 YEARS OF CREDITED SERVICE AT AGE 65
     AVERAGE
   COMPENSATION           10             15             20             25             30             35             40
  --------------     -----------    -----------    -----------    -----------    -----------    -----------    -----------
     $125,000         $ 25,535       $ 38,303       $ 51,070       $ 63,838       $ 76,605       $ 89,373       $ 98,748
      150,000           30,760         46,140         61,520         76,900         92,280        107,660        118,910
      160,000+*         32,850         49,275         65,700         82,125         98,550        114,975        126,975

* The Internal Revenue Code does not permit more than $160,000 in annual compensation to count towards the determination of benefits under the pension plan.

     The amounts shown in the table are straight life annuities payable under the Retirement Plan without reduction for the joint and survivor annuity. Retirement benefits listed in the table are not subject to any deduction for Social Security benefits.

     The earnings subject to the retirement plans for each of the executive officers in the Summary Compensation Table is determined from the compensation amounts shown under "Salary," but not the amounts shown under "Bonus." As of
December 31, 1997, the years of service of Messrs. Goldberg,      ,        ,
        and         are             years, years,    years, and    years,
respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     A majority of the members of The MIIX Group Board of Directors are also policyholders and Distributees and are eligible to subscribe in the Subscription Offering. Such directors may experience claims requiring coverage under their respective policies with the Company.

     The Attorney-in-Fact leases 49,000 square feet for its home office and Mid-Atlantic Region office from the Medical Society pursuant to a lease agreement dated June 29, 1981. Annual lease payments are approximately $770,000. The Attorney-in-Fact has informed the Company that it believes the lease payments made to the Medical Society were not materially different from the rental that would have been charged by a non-affiliated person in an arm's-length transaction.

                            OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of the closing of the Offering by (i) each person who will own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and executive officer named in the Summary Compensation Table and (iii) all directors and executive officers of The MIIX Group as a group. The number of shares of Common Stock beneficially owned by each director represents the number of shares each director and certain persons and entities affiliated with each director will receive as members of the Exchange pursuant to the Reorganization, and the number of shares that each director has indicated that he and his affiliates intend to purchase in the Subscription Offering. This estimate does not include any shares which any director or executive officer may purchase in the Public Offering. Except as noted below, each holder listed below will have sole investment and voting power with respect to the shares beneficially owned by the holder.

                                                        NUMBER OF SHARES
                                                             TO BE              PERCENT
NAME                                                      BENEFICIALLY            OF
                                                             OWNED               CLASS
------------------------------------------------------  -----------------  ------------------
Daniel Goldberg.....................................
Joseph J. Hudson....................................
Kenneth Koreyva.....................................
Angelo S. Agro, M.D.................................
Hillel M. Ben-Asher, M.D............................
Harry M. Carnes, M.D................................
Andrew Coronato, M.D................................
Palma E. Formica, M.D...............................
John S. Garra, M.D..................................
Paul J. Hirsch, M.D.................................
Louis L. Keeler, M.D................................
Henry R. Liss, M.D..................................
Arganey Lucas, Jr., M.D.............................
S. Stuart Mally, M.D................................
Vincent A. Maressa, Esq. ...........................
Murray N. Matez, D.O................................
Robert S. Maurer, D.O...............................
A. Richard Miskoff, D.O.............................
Charles J. Moloney, M.D.............................
Eileen Marie Moynihan, M.D..........................
Fred M. Palace, M.D.................................
John J. Pastore, M.D................................
Pascal A. Pironti, M.D..............................
Carl Restivo, Jr., M.D..............................
Joseph A. Riggs, M.D................................
Bernard Robins, M.D.................................
Herman M. Robinson, M.D.............................
Gabriel F. Sciallis, M.D............................
Benjamin I. Smolenski, M.D..........................
Martin L. Sorger, M.D...............................
Bessie M. Sullivan, M.D.............................
Harvey P. Yeager, M.D...............................

All directors and executive officers as a group
    (32 persons)....................................

-      Less than 1%

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of The MIIX Group as of the completion of the Reorganization will consist of 100,000,000 shares of Common Stock, $.01 par value, and 50,000,000 shares of Preferred Stock, $.01 par value. Upon completion of the Reorganization and the Offerings, there will be approximately
,000,000 shares ( ,000,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

     The following description of the capital stock of The MIIX Group does not purport to be complete or to give full effect to Delaware statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the DGCL, the Certificate of Incorporation of The MIIX Group (the "Certificate") and The MIIX Group By-laws (the "By-laws").

COMMON STOCK

     Holders of Common Stock are entitled to such dividends and other distributions as The MIIX Group Board may declare from funds legally available therefor, subject to the preferential rights of Preferred Stock, if any, and the requirements of applicable law. Holders of Common Stock are entitled to one vote per share on any matter subject to stockholder approval, including the election of directors. The Certificate does not provide for cumulative voting in connection with the election of directors. No holder of Common Stock will have any preemptive right to subscribe for any shares of capital stock issued in the future. The rights, preferences and powers of holders of Common Stock are subject to the rights of the holders of any series of preferred stock that The MIIX Group may issue in the future.

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, the holders of Common Stock are entitled to share ratably in any distribution of the Company's net assets remaining after payment of creditors and subject to preferential rights of the holders of Preferred Stock, if any. All of the outstanding shares of Common Stock are, and the shares offered by the Company and the selling shareholders will be, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Certificate, The MIIX Group Board may by resolution establish one or more classes or series of Preferred Stock having such number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by The MIIX Group Board without further stockholder approval. Preferred Stock may be entitled to preferences over Common Stock with respect to dividends, liquidation, dissolution, or winding up of the Company in such amounts as are established by The MIIX Group Board resolutions issuing such shares. Preferred Stock may also enjoy redemption or sinking fund rights or voting rights (including the right to vote as a class with respect to the election of directors, major corporate transactions, or otherwise) that may limit, qualify, or otherwise adversely affect the voting rights of the Common Stock.

     Such rights, preferences, privileges, and limitations as may be established for the Preferred Stock could also have the effect of delaying, deferring, or preventing a change in control of the Company, making removal of the present management of the Company more difficult, restricting the payment of dividends and other distributions to the holders of Common Stock, diluting the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, or diluting the equity interests of the Common Stock to the extent that the Preferred Stock is convertible into Common Stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of The MIIX Group. See "--Delaware Law and Certain Charter and By-law Provisions."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The following is a description of certain provisions of the DGCL, the Certificate, and the By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL, the Certificate, and the By-laws.

     The MIIX Group is subject to the provisions of Section 203 of the DGCL.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales, and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of the Certificate and the By-laws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by The MIIX Group Board. In addition, these provisions also are intended to ensure that The MIIX Group Board will have sufficient time to act in a manner that The MIIX Group Board believes to be in the best interests of the MIIX Group and its stockholders. These provisions also are designed to reduce the vulnerability of The MIIX Group to an unsolicited proposal for a takeover of The MIIX Group that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of The MIIX Group. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could delay or frustrate the removal of incumbent directors or the assumption of control of The MIIX Group by the holder of a large block of Common Stock and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of stockholders.

     Classified Board of Directors. The Certificate provides for The MIIX Group Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of Preferred Stock). As a result, approximately one-third of The MIIX Group Board will be elected each year. The classified board provision will help to assure the continuity and stability of The MIIX Group Board and the business strategies and policies of The MIIX Group as determined by The MIIX Group Board. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of The MIIX Group without the approval of the Board. In addition, the classified board provision could delay stockholders who do not like the policies of The MIIX Group Board from electing a majority of The MIIX Group Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders may be called only by The MIIX Group Board, the Chief Executive Officer (or in the event of his or her absence or disability, by any Vice President) of The MIIX Group or the Chairman or Vice Chairman of The MIIX Group Board. Stockholders are not permitted to call a special meeting of stockholders or to require that The MIIX Group Board call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of The MIIX Group (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, The MIIX Group Board or its Chairman, or by a stockholder who has given timely written notice to the Secretary of The MIIX Group prior to the meeting at which directors are to be elected, will be eligible for election as directors of The MIIX Group. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, The MIIX Group Board or its Chairman or by a stockholder who has given timely written notice to the Secretary of The MIIX Group of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to The MIIX Group not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, however, the By-laws provide additional time for notice. In addition, under the Stockholder Notice Procedure, a stockholder's notice to The MIIX Group proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such business shall not be discussed or transacted.

     Number of Directors; Removal; Filling Vacancies. The Certificate and the By-laws provide that The MIIX Group Board will consist of not less than 9 and not more than 35 members (other than directors elected by holders of Preferred Stock), the exact number to be fixed from time to time by resolution adopted by the directors of The MIIX Group. The MIIX Group Board currently consists of 30 directors. Furthermore, subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and By-laws authorize The MIIX Group Board to elect additional directors under specified circumstances and fill any vacancies that occur in the Board of Directors by reason of death, resignation, removal, or otherwise. A director so elected by The MIIX Group Board to fill a vacancy or a newly created directorship holds office until his successor is elected and qualified or until his or her earlier death, resignation or removal. Subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and the By-laws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of the then outstanding stock of The MIIX Group entitled to vote generally in the election of directors. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of The MIIX Group Board by filling the vacancies created by such removal with its own nominees.

     By-laws. The Certificate provides that the By-laws are subject to adoption, amendment, alteration, repeal, or rescission either by (i) The MIIX Group Board without the assent or vote of the stockholders or (ii) the affirmative vote of the holders of not less than two-thirds of the combined voting power of the outstanding shares entitled to vote generally in the election of directors. This provision makes it more difficult for stockholders to make changes in the By-laws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the By-laws.

     Indemnification and Limitations on Liability. The DGCL permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The By-laws provide that subject to certain exceptions in the case of actions by or in the right of The MIIX Group, The MIIX Group shall indemnify its directors and officers, and may indemnify its agents and employees, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of The MIIX Group, so long as such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of The MIIX Group, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The Certificate provides that directors shall not be liable to The MIIX Group or The MIIX Group's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145 (a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Chicago Trust Company of New York.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Reorganization and the Offerings, the Company will
have approximately      shares (or       shares if the Underwriters'
over-allotment option is exercised in full) of Common Stock issued and outstanding. All such shares of Common Stock will be freely tradable without restriction or further registration under the Securities Act, except to the extent that such shares are held by an affiliate of the Company. It is expected that the Company, The MIIX Group Board and the executive officers will enter into an agreement with the underwriters of the Public Offering not to offer, sell, or otherwise dispose of any equity securities of the Company for a certain number of days after the date of the Public Offering prospectus without the prior written consent of the underwriters.

     In general, Rule 144 of the Securities Act ("Rule 144"), as currently in effect, provides that an "affiliate" (as defined in Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain holding periods, manner of sale restrictions, notice requirements, and availability of current public information concerning the Company.

     Prior to the Reorganization and the Offerings, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

    STABILIZATION AND OTHER ACTIVITIES IN CONNECTION WITH THE PUBLIC OFFERING

     In connection with the Public Offering, representatives of the underwriters thereof (the "Underwriters"), may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from an Underwriter or a dealer when the Common Stock originally sold by such an Underwriter or a dealer are purchased in a covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                  LEGAL MATTERS

     The validity of the Common Stock to be issued pursuant to the Reorganization and the Subscription Offering will be passed upon for the Company by Dechert Price & Rhoads, Lawrenceville, New Jersey, counsel for the Company.

                                     EXPERTS

     The combined financial statements and schedule of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement are included and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

                      GLOSSARY OF SELECTED INSURANCE TERMS

ALLOCATED LOSS ADJUSTMENT EXPENSES ("ALAE")

     Loss adjustment expenses, such as legal fees and outside claims adjusters' fees, allocated to a specific claim.

A.M. BEST

     An independent rating agency that reports on the financial condition of insurance companies.

ASSUMED PREMIUMS

     Premiums arising from reinsurance policies under which the insurer accepts a portion of the risk insured by another insurer (the ceding company).

CAPACITY

     An insurer's ability to provide coverage up to the stated amount of a policy through the insurer's reinsurance arrangements.

CEDE

     To transfer risk and related premium in connection with a reinsurance transaction.

CLAIMS MADE (REPORTED) BASIS

     A liability insurance policy written on a basis that generally insures only claims that are reported (made) to the insurer during the policy period, or reported (made) during any extended reporting period provided in the policy or any endorsement thereto, but only if the claims arise from incidents that occurred after a retroactive date stated in the policy. A claims made (reported) policy is to be distinguished from an "occurrence policy."

COMBINED RATIO

     The sum of the loss ratio and the expense ratio, expressed as a percentage. Generally, a combined ratio below 100% indicates an underwriting profit and a combined ratio above 100% indicates an underwriting loss.

DIRECT PREMIUMS WRITTEN

     Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

EXCESS INSURANCE

     Insurance which covers the insured only for losses in excess of a stated amount or a specific primary policy.

EXCESS OF LOSS REINSURANCE

     A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention."

EXPENSE RATIO

     Policy acquisition costs and other underwriting expenses, divided by net premiums earned under GAAP accounting, expressed as a percentage.

GAAP

     Generally accepted accounting principles in use throughout the United States in the preparation of financial statements, including the financial statements presented in this Prospectus.

GROSS PREMIUMS WRITTEN

     Total of (i) direct premiums written, plus (ii) reinsurance assumed premiums.

INCURRED BUT NOT REPORTED ("IBNR") RESERVES

     The estimated liabilities for future payments of losses and LAE that have occurred, but have not yet been reported to the insurer.

LOSS ADJUSTMENT EXPENSES ("LAE")

     Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees, and internal administration costs associated with the claims adjustment process, but not including general overhead expenses.

LOSS ADJUSTMENT EXPENSE ("LAE") RESERVES

     Liabilities established for LAE. LAE includes an estimated provision for IBNR.

LOSS RATIO

     The ratio of net incurred losses and LAE to net premiums earned. Net incurred losses include an estimated provision for IBNR.

MODIFIED CLAIMS MADE BASIS

     A claims made policy with pre-funded tail coverage.

NET PREMIUMS WRITTEN

     Gross premiums written less premiums ceded.

NOVATION

     An agreement of all parties to a contract to substitute a new party and discharge one of the original parties to the contract.

OCCURRENCE BASIS

     A liability insurance policy written on a basis that generally insures claims that arise from incidents that occurred during the policy period, irrespective of when the claims are reported.

PREMIUMS CEDED

     The consideration paid to reinsurers in connection with reinsurance transactions.

PREMIUMS EARNED

     The portion of premiums written applicable to the expired period of policies and, accordingly, recognized as revenue during a given period.

QUOTA SHARE BASIS

     Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

REDUNDANCY (DEFICIENCY)

     Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

REINSURANCE

     A procedure whereby an original insurer cedes a portion of the premium to a reinsurer as payment for the reinsurer's assumption of a portion of the risk; referred to as reinsurance ceded by the original insurer and as reinsurance assumed by the reinsurer.

RESERVES

     Liabilities established by insurers to reflect the estimated cost of claims and the related LAE expenses that the insurer will ultimately be required to pay in respect of insurance it has written.

RETENTION

     The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

RISK-BASED CAPITAL REQUIREMENTS ("RBC")

      Regulatory and rating agency targeted surplus based on the relationship of statutory surplus, with certain adjustments, to the sum of stated percentages of each element of a specified list of company risk exposures.

SEVERITY

     The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

STATUTORY ACCOUNTING PRACTICES ("SAP")

     The accounting rules and procedures promulgated or permitted by the National Association of Insurance Commissioners ("NAIC") for financial reporting by insurers licensed in one or more states of the United States.

STATUTORY SURPLUS

     Total assets less total liabilities as determined in accordance with SAP.

TAIL COVERAGE

     A provision that offers protection for any incidents that occurred while insured, even after coverage is discontinued.

UNDERWRITING

     The process whereby an insurer, directly or through its agent, reviews applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested, and sets the applicable premium.

UNEARNED PREMIUMS

     A reserve account that contains the portion of premium attributable to the unexpired period of policies that has been written by an insurer but has not been recognized as net earned premiums and accounted for as revenues.

           GLOSSARY OF REORGANIZATION AND SUBSCRIPTION OFFERING TERMS

ADOPTION DATE

     October 15, 1997, the date that the Board of Governors adopted the Plan of Reorganization.

ASSOCIATE

     Any corporation or organization (other than the Company) of which a Subscription Offeree is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a director or in a similar fiduciary capacity, provided, however, such term shall not include Company employee benefit plans in which such person has a substantial beneficial interest or serves as a director or in a similar fiduciary capacity; or any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

ATTORNEY-IN-FACT

     New Jersey State Medical Underwriters, Inc., a New Jersey corporation that is the Exchange's attorney-in-fact.

BOARD OF GOVERNORS

     The Board of Governors of the Exchange.

CERTIFICATE OF AUTHORITY

     A certificate issued by the Commissioner to the Stock Insurer to do business for same lines of insurance currently permitted of the Company.

CODE

     Internal Revenue Code of 1986, as amended.

COMMISSIONER

     The Commissioner of the New Jersey Department, or such governmental officer, body or authority as may succeed such Commissioner as the primary regulator of the Company's insurance business under applicable law.

COMPANY

     At all times prior to the effective date of the Reorganization, the Exchange and its subsidiaries and the Attorney-in-Fact and its subsidiaries, collectively. At all times on or after such effective date, The MIIX Group, Incorporated, and its subsidiaries, collectively.

DISTRIBUTEE

     A Member or Look-Back Insured.

EARNED PREMIUM

     For the applicable period, earned premiums in respect of a Policy.

EFFECTIVE DATE

     The date on which the Certificate of Authority is issued by the Commissioner, provided that in no event shall the effective date be less than 30 days after the Final Order Date nor more than 12 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority.

ELIGIBLE POLICYHOLDER

     Policyholders, as of both August 31, 1998 and four business days prior to the Effective Date, of the Exchange or LP&C.

EMPLOYEE

     Persons who are directors, officers or employees of the Company as of both August 31, 1998 and four business days prior to the Effective Date.

EXCHANGE

     The Medical Inter-Insurance Exchange, a New Jersey reciprocal insurer.

FAIR MARKET VALUE

     The average closing price of a share of the Common Stock on the principal exchange on which the Common Stock is then trading, if any, on the first five trading days following the Effective Date; or if the Common Stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, the average last sales price (if the Common Stock is then listed as a National Market Issue under the NASD National Market System) or the average of the mean between the closing representative bid and asked prices (in all other cases) for the Common Stock on the first five trading days following the Effective Date as reported by NASDAQ or such successor quotation system.

FINAL ORDER DATE

     April 19, 1998, the date on which the order of the Commissioner approving the Plan of Reorganization and the transactions contemplated thereby became final.

HOLDING COMPANY

     The MIIX Group, Incorporated, a newly-formed Delaware corporation that is the parent company for all of the MIIX companies upon the Effective Date of the Plan of Reorganization.

IN FORCE

     A Policy shall be deemed to be In Force as of any date if, as shown on the Company's records, (1)(i) such Policy has been issued and the status of such Policy has been changed from pending to In Force on the Company's records, or
(ii) in the case of an individual Policy, the Company's administrative office has received by such date in respect of such Policy an application, complete on its face, together with payment of the full initial premium (unless submission of such premium is precluded by the Company's underwriting rules), provided that any Policy referred to in this clause (ii) is issued as applied for and the status of such Policy has been changed from pending to In Force on the Company's records within 30 days of such date, and (2) such Policy has not been surrendered, canceled, or otherwise terminated; provided that a Policy shall be deemed to be In Force after lapse for nonpayment of premiums until expiration of any applicable grace period (or other similar period however designated in such Policy) during which the Policy is in full force for its basic benefits.

INITIAL PUBLIC OFFERING

     An initial public offering by the Holding Company of shares of Holding Company Stock.

INSURANCE SUBSIDIARIES

     At all times prior to the effective date of the Reorganization, LP&C, MIIX New York and Lawrenceville Re. At all times on or after such effective date, MIIX Insurance Company, MIIX New York, LP&C, and Lawrenceville Re.

LOOK-BACK INSURED

     A Person who is not a Member, but who at any time during the three-year period prior to the Adoption Date was the Named Insured in one or more Policies issued by the Company and who, therefore, was a member of the Company during such period under Article II of the Company's Rules & Regulations.

MEMBER

     A Person who is the Named Insured in one or more Policies that are In Force on the Adoption Date and who, therefore, is a member on the Adoption Date under
Article II of the Company's Rules & Regulation.

MEMBERS' MEETING

     A special meeting of Members held after the Commissioner's approval of the Plan of Reorganization, at which Members shall be entitled to vote on the proposal to approve the Plan.

MEMBERSHIP INTERESTS

     As of the Effective date, all the rights or interests of the Members of the Company arising under the Company's Rules & Regulations or otherwise by law, including, but not limited to, any right to vote and any right to a return of the surplus of the Company, which may exist with regard to the surplus of the Company not apportioned or declared prior to the Effective Date by the Board for policyholder dividends. For purposes of the Plan of Reorganization, Membership Interests shall not include any other right expressly conferred by an insurance policy.

NAMED INSURED

     The Named Insured in any Policy as of any date shall be determined on the basis of the Company's records as of such date in accordance with the following provisions: (a) the Named Insured in a Policy shall be as shown on the Policy Declarations page in the Company's records; (b) the Named Insured in a Policy that is a group insurance policy shall be the Person or Persons specified as Named Insureds; (c) except as otherwise set forth here, the identity of the Named Insured of a Policy shall be determined without giving effect to any interest of any other Person in such Policy; (d) in any situation not expressly covered by the foregoing provisions, the first Named Insured, as reflected on the records of, and as determined in good faith by, the Company, shall conclusively be presumed to be the Named Insured in such Policy, provided such Named Insured is a Person, and the Company shall not be required to examine or consider any other facts or circumstances; (e) any dispute as to the identity of the Named Insured in a Policy or the right to vote or receive consideration shall be resolved in accordance with the foregoing and such other procedures as may be acceptable to the Commissioner.

NEW JERSEY DEPARTMENT

     The Department of Banking and Insurance of the State of New Jersey.

PERSON

     A natural person. A Person who is the Named Insured of Policies in more than one legal capacity (e.g., a trustee under separate trusts) shall be deemed to be a separate Person in each such capacity.

PLAN OF REORGANIZATION

     The Plan of Reorganization, including all Exhibits thereto.

POLICY

     Each insurance policy duly issued by the Company.

REORGANIZATION

     The reorganization of the Exchange as a stock insurer pursuant to, and the related transactions contemplated by, the Plan of Reorganization.

SERVICE PROVIDER

     Persons, as selected by the Company in its sole discretion, who have business relationships with the Company as of both August 31, 1998 and four business days prior to the Effective Date.

STOCK INSURER

     MIIX Insurance, a newly-incorporated New Jersey domestic stock insurer that is a wholly-owned subsidiary of the Holding Company and is the successor to the Company.

SUBSCRIPTION OFFEREES

     Eligible Policyholders, Employees and Service Providers.

TRANSFER AGENT

     First Chicago Trust Company of New York, or its successors or assigns.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                                               PAGE
QUARTERLY COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Combined Balance Sheets as of December 31, 1997 and March 31, 1998...........................................   F-2

Combined Statements of Income for the three months ended March 31, 1997 and 1998.............................   F-3

Combined Statements of Equity for the three months ended March 31, 1998......................................   F-4

Combined Statements of Cash Flows for the three months ended March 31, 1997 and 1998.........................   F-5

Notes to Combined Financial Statements.......................................................................   F-6



AUDITED COMBINED FINANCIAL STATEMENTS

Report of Independent Auditors...............................................................................   F-7

Combined Balance Sheets as of December 31, 1996 and 1997.....................................................   F-8

Combined Statements of Income for the years ended December 31, 1995, 1996 and 1997...........................   F-9

Combined Statements of Equity for the three years ended December 31, 1997....................................  F-10

Combined Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997.......................  F-11

Notes to Combined Financial Statements.......................................................................  F-12

Schedule I - Summary of Investments--Other than Investments in Related Parties...............................  F-22

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                             COMBINED BALANCE SHEETS
                                 (in thousands)

                                                                       DECEMBER 31,       MARCH 31,
                                                                          1997              1998
                                                                       -----------       ----------
                                                                               (unaudited)
                                     ASSETS
Securities available-for-sale:
Fixed-maturity investments, at fair value (amortized cost: 1997 -
  $834,052; 1998 -$852,987).....................................        $  853,977       $  870,433
Equity investments, at fair value (cost: 1997 - $69,020; 1998 -
  $69,474).......................................................           91,580           91,188
Short-term investments ..........................................           85,478          129,609
                                                                        ----------       ----------
Total investments ...............................................        1,031,035        1,091,230

Cash ............................................................              168            1,432
Reinsurance recoverable on unpaid losses, net ...................           85,980           87,528
Prepaid reinsurance premiums ....................................           19,621           21,556
Deferred income taxes ...........................................           24,198           25,027
Premiums receivable .............................................            8,245           58,273
Other assets ....................................................          110,984          124,500
                                                                        ----------       ----------
Total assets ....................................................       $1,280,231       $1,409,546
                                                                        ==========       ==========

                             LIABILITIES AND EQUITY

LIABILITIES
Unpaid losses and loss adjustment expenses ......................       $  876,721       $  901,712
Premium deposits ................................................           21,024               --
Unearned premiums ...............................................           20,886          120,443
Other liabilities ...............................................           58,159           82,717
                                                                        ----------       ----------
Total liabilities ...............................................          976,790        1,104,872
                                                                        ----------       ----------
Commitments and contingencies (Note 3)

EQUITY
Surplus .........................................................          275,826          279,151
Unrealized appreciation on securities available-for-sale, net of
deferred taxes ..................................................           27,615           25,523
                                                                        ----------       ----------
Total equity ....................................................          303,441          304,674
                                                                        ----------       ----------
Total liabilities and equity ....................................       $1,280,231       $1,409,546
                                                                        ==========       ==========


                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                          COMBINED STATEMENTS OF INCOME
                                 (in thousands)

                                           THREE MONTHS ENDED MARCH 31,
                                           ----------------------------
                                                1997          1998
                                              -------       -------
                                                  (unaudited)
  REVENUES
  Net premiums earned .................       $27,113       $35,892
  Net investment income ...............        13,208        14,873
  Realized investment gains ...........           195         1,441
  Other revenue .......................         3,017         2,963
                                              -------       -------
  Total revenues ......................        43,533        55,169
                                              -------       -------

  EXPENSES
  Losses and loss adjustment expenses..        27,849        36,194
  Underwriting expenses ...............         5,164         7,757
  Funds held charges ..................         2,847         3,544
  Other operating expenses ............         3,241         3,512
                                              -------       -------
  Total expenses ......................        39,101        51,007
                                              -------       -------

  Income before income taxes ..........         4,432         4,162
  Provision for income taxes ..........           973           837
                                              -------       -------
  Net income ..........................       $ 3,459       $ 3,325
                                              =======       =======


                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                          COMBINED STATEMENTS OF EQUITY
                                 (in thousands)
                                   (unaudited)

                    FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                 UNREALIZED
                                                                APPRECIATION
                                                               (DEPRECIATION)
                                                               OF INVESTMENTS,        TOTAL
                                                 SURPLUS        NET OF TAXES         EQUITY
                                             ----------------  ----------------  ----------------
Balance at December 31, 1997...............  $    275,826      $     27,615      $    303,441
   Net income..............................         3,325                               3,325
   Other comprehensive income, net of
   tax:
   Unrealized depreciation on securities
   available-for-sale, net of deferred
   taxes ..................................                          (2,092)           (2,092)
                                             ----------------  ----------------  ----------------


Balance at March 31, 1998..................  $    279,151      $     25,523      $    304,674
                                             ================  ================  ================


                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                        COMBINED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                   THREE MONTHS ENDED MARCH 31,
                                                                   ---------------------------
                                                                      1997            1998
                                                                    --------        ---------
                                                                          (unaudited)
  CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ..................................................       $  3,459        $   3,325
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation, accretion and amortization ...............            899            1,063
       Realized (gains) losses ................................           (378)          (1,442)
       Unpaid losses and loss adjustment expenses,
         net of reinsurance recoverable .......................         14,255           23,443
       Premium deposits, net of prepaid reinsurance premiums...        (10,364)          (5,237)
       Deferred income tax provision ..........................           (416)             300
       Premiums receivable, net of allowance ..................        (54,959)         (50,028)
       Unearned premiums, net of prepaid reinsurance premiums..         70,022           81,835
       Other assets ...........................................        (10,923)         (14,512)
       Other liabilities ......................................         10,913           24,359
                                                                      --------        ---------
  Net cash provided by operating activities ...................         22,508           63,106
                                                                      --------        ---------

  CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from fixed-maturity investment sales ...............         56,677           91,434
  Proceeds from fixed-maturity investments matured, called,
     or prepaid ...............................................         10,229           25,989
  Proceeds from equity investment sales .......................             --            1,942
  Cost of investments acquired ................................        (91,821)        (136,959)
  Change in short-term investments, net .......................         (4,464)         (44,131)
  Other, net ..................................................           (550)            (316)
                                                                       --------        ---------
  Net cash used in investing activities .......................        (29,929)         (62,041)
                                                                       --------        ---------

  CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds (payments) from notes payable ..................           (802)             199
                                                                       --------        ---------
  Net cash provided by (used in) financing activities .........           (802)             199
                                                                       --------        ---------

  Net change in cash ..........................................         (8,223)           1,264
  Cash at beginning of year ...................................          6,292              168
                                                                       --------        ---------
  Cash at end of period .......................................       $ (1,931)       $   1,432
                                                                       ========        =========


                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

     The combined financial statements for the interim periods included herein are unaudited. However, they have been prepared in accordance with generally accepted accounting principles for interim financial information and in the opinion of management, such information reflects all adjustments considered necessary for a fair presentation. Operating results for the interim period are not necessarily indicative of the results to be expected for the full year.

     These combined financial statements and notes should be read in conjunction with the audited combined financial statements and notes of the Exchange and the Attorney-in-Fact for the year ended December 31, 1997 included in pages F-7 through F-22.

2.   COMPREHENSIVE INCOME

     Statement of Financial Accounting Standard No. 130-Reporting Comprehensive Income, ("SFAS 130") became effective for years beginning after December 15, 1997 and therefore, is applicable to the Company for the presentation of financial statements during the first quarter 1998. For purposes of comparison, all previous financial statements presented include the SFAS 130 disclosures. The Company considers its investment portfolio as available-for-sale and had unrealized gains or losses, net of tax, at each balance sheet date that are reflected as comprehensive income in the Combined Statements of Equity.

     The components of comprehensive income net of related tax, for the three-month periods ended March 31, 1997 and 1998 are as follows:

                                                                THREE MONTHS ENDED MARCH 31,
                                                                ---------------------------
                                                                   1997           1998
                                                                  -------        -------
                                                                      (in thousands)
Net income ................................................       $ 3,459        $ 3,325
Other comprehensive income:
  Unrealized depreciation on securities available-for-sale,
   net of deferred taxes ..................................        (8,531)        (2,092)
                                                                 --------        -------
Comprehensive income (loss) ...............................       $(5,072)       $ 1,233
                                                                  =======        =======

3.   OFF-BALANCE SHEET RISK AND OTHER COMMITMENTS

     On January 13, 1998, the Company implemented an "equity collar" (the "Collar") with a notional value of $85 million around the Company's equity portfolio. The purpose of the Collar was to reduce equity market volatility and to stabilize unassigned surplus. The Collar is constructed using European-style S&P 500 options and at March 31, 1998, had an unrealized loss, net of tax, of $6,814,000, which is included in the unrealized depreciation of investments in other comprehensive income as of March 31, 1998. The Collar will expire on July 13, 1998. To minimize loss exposure due to credit risk, the Company utilizes only those intermediaries that are approved by the Securities Valuation Office of the National Association of Insurance Commissioners.

                         REPORT OF INDEPENDENT AUDITORS





Board of Governors
Medical Inter-Insurance Exchange

Board of Directors
New Jersey State Medical Underwriters, Inc.

     We have audited the accompanying combined balance sheets as of December 31, 1996 and 1997, of Medical Inter-Insurance Exchange and subsidiaries and New Jersey State Medical Underwriters, Inc. and the related combined statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the index at F-1 These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Medical Inter-Insurance Exchange and subsidiaries and New Jersey State Medical Underwriters Inc. at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                ERNST & YOUNG LLP


Hackensack, New Jersey
March 25, 1998

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                             COMBINED BALANCE SHEETS
                                 (in thousands)


                                                                                              DECEMBER 31,
                                                                                      ---------------------------
                                                                                         1996             1997
                                                                                      ----------       ----------
                                     ASSETS

Securities available-for-sale:
   Fixed-maturity investments, at fair value (amortized cost: 1996--$762,202;
   1997--$834,052) ..............................................................     $  764,270       $  853,977
   Equity investments, at fair value (cost: 1996--$55,334; 1997--$69,020) .......         67,230           91,580
   Short-term investments .......................................................         88,197           85,478
                                                                                      ----------       ----------
Total investments ...............................................................        919,697        1,031,035

Cash ............................................................................          6,292              168
Reinsurance recoverable on unpaid losses, net ...................................         54,568           85,980
Prepaid reinsurance premiums ....................................................         28,500           19,621
Deferred income taxes ...........................................................         32,544           24,198
Other assets ....................................................................        116,145          119,229
                                                                                      ----------       ----------
Total assets ....................................................................     $1,157,746       $1,280,231
                                                                                      ==========       ==========

                             LIABILITIES AND EQUITY

LIABILITIES
Unpaid losses and loss adjustment expenses ......................................     $  795,449       $  876,721
Premium deposits ................................................................         37,248           21,024
Unearned premiums ...............................................................          8,298           20,886
Other liabilities ...............................................................         60,710           58,159
                                                                                      ----------       ----------
Total liabilities ...............................................................        901,705          976,790
                                                                                      ----------       ----------

Commitments and contingencies (Notes 5 and 6)

EQUITY
Surplus .........................................................................        246,964          275,826
Unrealized appreciation on securities available-for-sale, net of deferred taxes..          9,077           27,615
                                                                                      ----------       ----------
Total equity ....................................................................        256,041          303,441
                                                                                      ----------       ----------
Total liabilities and equity ....................................................     $1,157,746       $1,280,231
                                                                                      ==========       ==========


                             See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                          COMBINED STATEMENTS OF INCOME
                                 (in thousands)

                                                  YEARS ENDED DECEMBER 31,
                                          --------------------------------------
                                            1995           1996           1997
                                          --------       --------       --------
REVENUES
Net premiums earned ..................    $105,256       $108,182       $123,600
Net investment income ................      51,760         49,208         54,624
Net realized investment gains ........      13,149          8,683         10,296
Other revenue ........................       9,968         11,524         11,870
                                          --------       --------       --------
Total revenues .......................     180,133        177,597        200,390
                                          --------       --------       --------

EXPENSES
Losses and loss adjustment expenses...     107,889        110,866        122,828
Underwriting expenses ................      14,743         17,130         25,047
Funds held charges ...................       5,473          8,626         11,581
Other operating expenses .............       6,905         11,699          9,987
                                          --------       --------       --------
Total expenses .......................     135,010        148,321        169,443
                                          --------       --------       --------

Income before income taxes ...........      45,123         29,276         30,947
Provision for income taxes ...........      12,108          9,779          2,085
                                          --------       --------       --------
Net income ...........................    $ 33,015       $ 19,497       $ 28,862
                                          ========       ========       ========


                             See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.


                          COMBINED STATEMENTS OF EQUITY
                                 (in thousands)

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1997

                                                                                             UNREALIZED
                                                                                            APPRECIATION
                                                                           SUBORDINATED     (DEPRECIATION)
                                                                               LOAN        OF INVESTMENTS,      TOTAL
                                                           SURPLUS         CERTIFICATES      NET OF TAXES       EQUITY
                                                           --------       --------------   ---------------    ---------
Balance at January 1, 1995 ............................    $194,452       $       4,604       $(21,161)       $ 177,895
  Net income ..........................................      33,015                                              33,015
  Unrealized appreciation of investments, net of tax...                                         40,152           40,152
  Redemption of subordinated  loan certificates .......                          (4,604)                         (4,604)
                                                           --------       -------------       --------        ---------
Balance at December 31, 1995 ..........................     227,467                  --         18,991          246,458
  Net income ..........................................      19,497                                              19,497
  Unrealized depreciation of investments, net of tax...                                         (9,914)          (9,914)
                                                           --------       -------------       --------        ---------
Balance at December 31, 1996 ..........................     246,964                  --          9,077          256,041
  Net income ..........................................      28,862                                              28,862
  Unrealized appreciation of investments, net of tax...                                         18,538           18,538
                                                           --------       -------------       --------        ---------
Balance at December 31, 1997 ..........................    $275,826       $          --       $ 27,615        $ 303,441
                                                           ========       =============       ========        =========


                             See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

                        COMBINED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                            -------------------------------------------
                                                                              1995             1996             1997
                                                                            ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ..........................................................       $  33,015        $  19,497        $  28,862
Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation, accretion and amortization .....................           3,305            4,308            3,698
     Realized gains .................................................         (13,183)          (8,731)         (10,495)
     Unpaid losses and loss adjustment expenses,
       net of reinsurance recoverable ...............................          39,689           49,750           49,860
     Premium deposits, net of prepaid reinsurance premiums ..........            (245)         (30,513)          (5,159)
     Deferred income tax provision ..................................           2,446              509           (1,637)
     Unearned premiums, net of prepaid reinsurance premiums .........          (2,493)           3,644           10,402
     Other assets ...................................................         (16,421)          (6,143)          (3,682)
     Other liabilities ..............................................           3,732            8,437           (3,172)
                                                                            ---------        ---------        ---------
Net cash provided by operating activities ...........................          49,845           40,758           68,677
                                                                            ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from fixed-maturity  investment sales ......................         311,871          606,172          228,055
Proceeds from fixed-maturity investments matured,
   called, or prepaid ...............................................          43,212           97,325          121,609
Proceeds from equity investment sales ...............................              10            3,386           24,249
Cost of investments acquired ........................................        (395,643)        (704,951)        (448,124)
Change in short-term investments, net ...............................           7,054          (35,007)           2,719
Acquisition of goodwill .............................................              --           (1,961)              --
Other, net ..........................................................          (6,784)          (3,910)          (3,930)
                                                                            ---------        ---------        ---------
Net cash used in investing activities ...............................         (40,280)         (38,946)         (75,422)
                                                                            ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Subordinated loan certificates redeemed .............................          (3,977)            (248)              --
Proceeds from notes payable .........................................          22,150           32,900           13,200
Repayment of notes payable ..........................................         (20,899)         (26,722)         (12,579)
Other ...............................................................              --             (289)              --
                                                                            ---------        ---------        ---------
Net cash provided by (used in) financing activities .................          (2,726)           5,641              621
                                                                            ---------        ---------        ---------

Net change in cash ..................................................           6,839            7,453           (6,124)
Cash at beginning of year ...........................................          (8,000)          (1,161)           6,292
                                                                            ---------        ---------        ---------
Cash at end of year .................................................       $  (1,161)       $   6,292        $     168
                                                                            =========        =========        =========

                             See accompanying notes.
                                      F-11

1.   ORGANIZATION AND RELATED MATTERS

     The Medical Inter-Insurance Exchange ("Exchange") is organized as a reciprocal insurance exchange under the provisions of Chapter 50, Title 17 of the New Jersey Statutes to provide a wide range of insurance products to the medical profession and health care institutions primarily in the states of New Jersey and Pennsylvania. In 1996, the Exchange formed a down-stream investment holding company, Lawrenceville Holdings, Inc. ("LHI"). On April 16, 1996, LHI acquired all the common stock of a property and casualty insurance company, Lawrenceville Property and Casualty Co., Inc. ("LP&C"), which is domiciled in Virginia, and is licensed in twenty-two states in the mid-atlantic and southeast regions of the United States. The Exchange, LHI and LP&C are managed by the New Jersey State Medical Underwriters, Inc. (the "Attorney-in-Fact"), which is a wholly-owned subsidiary of the Medical Society of New Jersey.

     The primary business of the Exchange, LHI, LP&C and the Attorney-in-Fact (collectively, "the Company") is medical professional liability and it issues claims-made, modified claims made with prepaid reporting endorsement and occurrence policies. The Company is licensed in twenty-nine states with the majority of its business in New Jersey, Pennsylvania and Texas.

     A substantial portion of the Exchange's initial capitalization consisted of $22.9 million of non-interest-bearing subordinated loan certificates, which were issued in amounts varying by medical specialty. In 1995, the Exchange received regulatory approval to redeem the remaining subordinated loan certificates.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") which differs from statutory accounting practices prescribed or permitted by regulatory authorities. The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

PRINCIPLES OF COMBINATION AND CONSOLIDATION

     The accompanying combined financial statements combine the consolidated financial statements of the Exchange and the Attorney-in-Fact, which are commonly controlled and managed entities. The consolidated financial statements of the Exchange include the accounts of the Exchange, LHI and LP&C. The Exchange's consolidated statements of income, policyholders' equity and cash flows include the activity of LP&C from April 16, 1996, the date of acquisition. The consolidated financial statements of the Attorney-in-Fact include the accounts of the Attorney-in-Fact and its wholly-owned subsidiaries, Medical Brokers, Inc., an insurance broker; Pegasus Advisors, Inc., a reinsurance broker; Hamilton National Leasing Corp. ("Hamilton"), a leasing company; MIIX Healthcare Group, Inc., a health care consulting company; Medical Group Management, Inc. ("MGM"), a managed-care management services company; Lawrenceville Re, Ltd., a Bermuda-based reinsurance company formed on December 7, 1995; and MIIX Capital Management, an investment advisory firm purchased on January 30, 1996. All significant intercompany transactions and balances have been eliminated in the combination and consolidations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

INVESTMENTS

     The Company has designated its entire investment portfolio as available-for-sale. As such, all investments are carried at their fair market values. The Company has no securities classified as "trading" or "held-to-maturity." Transfers to these categories are restricted.

     Changes in fair values of available-for-sale securities, after adjustment of deferred income taxes, are reported as

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


unrealized appreciation or depreciation directly in equity and, accordingly, have no effect on net income.

     For the loan-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of securities. Prepayment assumptions are obtained from both proprietary and broker/dealer estimates and are consistent with the current interest rate and economic environment. When actual prepayments differ significantly from anticipated prepayments, which are assessed at least annually, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

     Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments. Realized investment gains and losses are included as a component of revenues based on a specific identification of the investment sold.

     Short-term investments include investments maturing within one-year and other cash and cash equivalent balances earning interest.

LOSSES AND LOSS ADJUSTMENT EXPENSES

     Estimates for unpaid losses and loss adjustment expenses for all claims-made policies with prepaid extended reporting endorsements are recorded using occurrence basis accounting. Estimates for unpaid losses and loss adjustment expenses are based on the Company's evaluation of reported claims and actuarial analyses of the Company's operations since its inception, including assumptions regarding expected ultimate losses and reporting patterns, and estimates of future trends in claim severity and frequency. Although variability is inherent in such estimates, management believes that the reserves for unpaid losses and loss adjustment expenses are adequate. These estimates are reviewed regularly and any adjustments to prior year reserves are reflected in current year operating results.

PREMIUMS

     Premiums are recorded as earned over the life of the policies to which they apply. Premium deposits represent amounts received prior to the effective date of the new or renewal policy period. The reserve for unearned premiums is determined on a monthly pro-rata basis. Gross premiums include both direct and assumed premiums earned.

REINSURANCE

     Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with the accounting for the original policies issued and the terms of the reinsurance contracts. Premium deposits, unearned premiums, and unpaid losses and loss adjustment expenses are reported gross of reinsurance amounts.

DEFERRED POLICY ACQUISITION COSTS

     Policy acquisition costs, primarily commissions and other selling expenses which vary with and are directly related to the production of business, are capitalized and amortized over the effective period of the related policies. Anticipated investment income is considered in determining if premium deficiencies exist.

INCOME TAXES

     Deferred income taxes arise as a result of applying enacted statutory tax rates to the temporary differences between the financial statement carrying value and the tax basis of assets and liabilities.

RECLASSIFICATION

     Certain amounts have been reclassified for the prior years to be comparable to the 1997 presentation.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


3.   Liability for Unpaid Losses and Loss Adjustment Expenses

     Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:





                                                                          1995           1996           1997
                                                                        --------       --------       --------
                                                                                   (in thousands)
Balance as of January 1, net of reinsurance recoverable of $286.3
  million, $339.1 million and $394.8 million, respectively ......       $402,172       $409,565       $400,607

Incurred related to: ............................................             --             --
   Current year .................................................        107,889        110,866        121,331
   Prior years ..................................................             --             --          1,497
                                                                        --------       --------       --------
Total incurred ..................................................        107,889        110,866        122,828
Paid related to:
   Current year .................................................          3,000          3,630          3,930
   Prior years ..................................................         97,496        116,194         73,547
                                                                        --------       --------       --------
Total paid ......................................................        100,496        119,824         77,477
                                                                        --------       --------       --------
Balance as of December 31, net of reinsurance recoverable .......        409,565        400,607        445,958
Reinsurance recoverable .........................................        339,095        394,842        430,763
                                                                        --------       --------       --------
Balance, gross of reinsurance ...................................       $748,660       $795,449       $876,721
                                                                        ========       ========       ========

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


4. INVESTMENTS

     The Company's investment strategy focuses primarily on the purchase of high-quality debt securities, which resulted in the fixed income portfolio's having a Standard and Poor's average quality rating of AA+ at December 31, 1997. The portfolio does not include any investments in real estate or below investment grade securities.

     The actual or amortized cost and estimated market value of the Company's available-for-sale securities as of December 31, 1996 and 1997 were as follows:


                                                                           GROSS UNREALIZED          ESTIMATED
                                                       AMORTIZED       -----------------------         MARKET
                                                          COST           GAINS         LOSSES          VALUE
                                                       ---------       --------       --------       ---------
                                                                            (in thousands)
1996
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies .........       $185,971       $  1,179       $  3,244       $183,906
Obligations of states and political subdivisions         258,775          3,268            429        261,614
Corporate securities ............................         56,607            376            188         56,795
Mortgage-backed  and related securities .........        260,849          3,168          2,062        261,955
                                                        --------       --------       --------       --------
Total fixed maturity investments ................        762,202          7,991          5,923        764,270
Equity investments ..............................         55,334         12,071            175         67,230
                                                       ---------       --------       --------      ---------
Total investments ...............................       $817,536       $ 20,062       $  6,098       $831,500
                                                        ========       ========       ========       ========

1997
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies .........       $190,214       $  4,349       $     56       $194,507
Obligations of states and political subdivisions         202,386          7,224              5        209,605
Corporate securities ............................        132,875          3,986            567        136,294
Mortgage-backed  and related securities .........        308,577          5,463            469        313,571
                                                        --------       --------       --------       --------
Total fixed maturity investments ................        834,052         21,022          1,097        853,977
Equity investments ..............................         69,020         23,154            594         91,580
                                                        --------       --------       --------       --------
Total investments ...............................       $903,072       $ 44,176       $  1,691       $945,557
                                                        ========       ========       ========       ========


     The fair values for fixed maturity securities are based on quoted marked prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices. At December 31, 1996 and 1997, $52.3 million and $69.7, million respectively, of the Company's equity investments were invested in the Vanguard Institutional Index Fund.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


     The amortized cost and estimated fair value of fixed maturity investments at December 31, 1997, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             AMORTIZED      ESTIMATED
                                               COST        FAIR VALUE
                                             ---------     ----------
                                                 (in thousands)

Due in one year or less ..............       $  8,615       $  8,623
Due after one year through five years         124,991        126,725
Due after five years through ten years        127,935        132,798
Due after ten years ..................        263,934        272,260
Mortgage-backed and related securities        308,577        313,571
                                             --------       --------
Total ................................       $834,052       $853,977
                                             ========       ========

     Major categories of the Company's net investment income are summarized as follows:

                                            YEAR ENDED DECEMBER 31,
                                     -----------------------------------
                                       1995          1996          1997
                                     -------       -------       -------
                                               (in thousands)

Fixed maturity investments ...       $50,624       $46,022       $49,853
Equity investments ...........           564         2,149         1,798
Other ........................         3,396         3,274         5,700
                                     -------       -------       -------
       Subtotal ..............        54,584        51,445        57,351

Investment expenses ..........         2,824         2,237         2,727
                                     -------       -------       -------
Net investment income ........       $51,760       $49,208       $54,624
                                     =======       =======       =======

     Realized gains and losses from sales of investments are summarized as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                       -----------------------------------
                                                        1995          1996          1997
                                                       -------       -------       -------
                                                                 (in thousands)

Fixed maturity investments
  Gross realized gains .........................       $14,806       $11,522       $ 2,803
  Gross realized losses ........................         1,657         3,279         1,158
                                                       -------       -------       -------
Net realized gains on fixed maturity investments        13,149         8,243         1,645
Equity investments
   Gross realized gains ........................            --           474         8,719
   Gross realized losses .......................            --            34            68
                                                       -------       -------       -------
Net realized gains on equity investments .......            --           440         8,651
                                                       -------       -------       -------
Net realized gains on investments ..............       $13,149       $ 8,683       $10,296
                                                       =======       =======       =======

     The change in the Company's unrealized appreciation (depreciation) on fixed maturity investments was $59,093, $(24,896), and $17,857 for the years ended December 31, 1995, 1996 and 1997, respectively. The corresponding amounts for equity securities were $2,253, $9,643, and $10,664.

     At December 31, 1997, investments in fixed maturity securities with a carrying amount of approximately $6.8 million were on deposit with state insurance departments to satisfy regulatory requirements.

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


5.   REINSURANCE

     Certain premiums, losses and loss adjustment expenses are ceded to other insurance companies under various reinsurance agreements in-force during 1995, 1996 and 1997. These reinsurance agreements protect the underwriting and operating results from unexpected increases in frequency, severity, and acceleration of the payments of losses and loss adjustment expenses.

     In 1992, MIIX implemented, on a funds withheld basis, an aggregate excess of loss reinsurance treaty to protect the underwriting and operating results from adverse development for losses and loss adjustment expenses occurring on or before December 31, 1992.

     The effect of assumed and ceded reinsurance on premiums is summarized in the following table (dollars in thousands):

                                  1995                              1996                              1997
                       --------------------------        --------------------------        --------------------------
                        WRITTEN           EARNED          WRITTEN           EARNED          WRITTEN           EARNED
                       ---------        ---------        ---------        ---------        ---------        ---------

Direct .........       $ 137,291        $ 136,544        $ 143,218        $ 142,399        $ 162,430        $ 150,099
Assumed ........             775              345            3,550            2,187           15,478           15,568
Ceded ..........         (35,303)         (31,633)         (34,595)         (36,404)         (44,252)         (42,067)
                       ---------        ---------        ---------        ---------        ---------        ---------
Net premiums ...       $ 102,763        $ 105,256        $ 112,173        $ 108,182        $ 133,656        $ 123,600
                       =========        =========        =========        =========        =========        =========

     During 1995, 1996 and 1997, approximately $53.4 million, $57.1 million and $66.6 million, respectively, of losses and loss adjustment expenses were ceded to reinsurers.

     The Company remains liable in the event that amounts recoverable from reinsurers are uncollectible. To minimize its exposure to losses from reinsurer insolvencies, the Company enters into reinsurance arrangements with carriers rated "A" or better by A.M. Best. At December 31, 1996 and 1997, the Company held collateral under related reinsurance agreements for all unpaid losses and loss adjustment expenses ceded in the form of funds withheld of $340.3 million and $344.8 million and letters of credit of $93.5 million and $126.0 million, respectively.

     Reinsurance recoverable on unpaid losses, net, included in the Combined Balance Sheets, have been offset by funds withheld under reinsurance treaties. Interest is credited on these funds at predetermined contractual rates.

6.   COMMITMENTS, OFF BALANCE SHEET RISK AND OTHER LIABILITIES

     Investment securities with an aggregate market value of $131.2 million and $92.1 million were loaned to various brokers in connection with a securities lending program at December 31, 1996 and 1997, respectively. These securities are returnable on demand and collateralized by cash deposits amounting to approximately 102% of the market value of the securities loaned. The Company receives lending fees and continues to earn interest on the loaned securities.

     In 1997, the Company implemented an "equity collar" (collar) around the Company's equity securities of $81.6 million. The collar transaction was executed on July 8, 1997 and expired on January 2, 1998. The purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European-style S&P 500 options and as of December 31, 1997, the collar had no unrealized gain or loss. To minimize loss exposure due to credit risk, the Company utilizes intermediaries with a Standard and Poor's rating of "AA" or better.

     Hamilton has entered into a loan and security agreement with a bank with respect to financing its leases receivable, which is collateralized by specified leases receivable and the related equipment. Aggregate borrowing

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


under the agreement cannot exceed $22.0 million. The term of the agreement, as amended, is from November 24, 1993 through May 31, 1998. Hamilton was in compliance with this agreement's requirements on December 31, 1996 and 1997. As of December 31, 1996 and 1997 notes payable amounted to $15.4 million and $17.8 million, respectively, with installments due through 2001 with interest rates ranging from 6.775% to 8.865% during 1997.

     The following are the maturities of the Company's notes payable, primarily related to Hamilton (in thousands):

             1998 .............       $11,342
             1999 .............         6,081
             2000 .............         3,210
             2001 .............         1,238
                                      -------
                                      $21,871
                                      =======

     Interest paid in 1995, 1996 and 1997 was $1.1 million, $1.0 million and $1.7 million, respectively.

     The Company leases office space and office equipment. Rent expense for 1995, 1996 and 1997 was $1.0 million, $1.4 million and $1.5 million, respectively, including rent paid to the Medical Society of New Jersey of $0.6 million, $0.7 million and $0.8 million for 1995, 1996 and 1997, respectively. Minimum future rental obligations for leases currently in effect are as follows (in thousands):

             1998 .............     $ 2,015
             1999 .............       1,763
             2000 .............       1,632
             2001 .............       1,258
             2002 .............         926
             Thereafter .......       2,579
                                    -------
                                    $10,173
                                    =======

     The Company provided a letter of credit on behalf of American Medical Mutual, Inc., A Risk Retention Group, with which it has a service agreement. As of December 31, 1996 and 1997, investments with an approximate value of $1.6 and $1.5 million, respectively included in the accompanying combined financial statements, were pledged to banks in connection with this irrevocable letter of credit.

     The Company has employment contracts with certain officers, which commit the Company to various salary and fringe benefit obligations as specified in the individual agreements.

7.   STATUTORY ACCOUNTING PRACTICES

     The Exchange, domiciled in New Jersey, LP&C, domiciled in Virginia, and Lawrenceville Re, domiciled in Bermuda, prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance, Virginia Department of Insurance and the Bermuda Registrar of Companies, respectively. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Policyholders' surplus and net income, as reported to the domiciliary state insurance departments in accordance with its prescribed or permitted statutory accounting practices for these three companies, are summarized as follows:

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


                                          1995           1996           1997
                                        --------       --------       --------
                                                    (in thousands)

Statutory net income for the year       $ 35,994       $ 20,109       $ 35,645
Statutory surplus at year-end ...        184,651        208,738       $248,050


     The maximum amount of dividends that domestic insurance companies in New Jersey and Virginia can pay to their policyholders without prior approval of the respective Insurance Commissioners is subject to restrictions relating to statutory surplus and statutory net income. No dividends were paid or declared in 1995, 1996 or 1997.

8.   INCOME TAXES

     For federal income tax purposes, the Exchange and the Attorney-in-Fact separately file consolidated returns with their respective subsidiaries.

     The components of the income tax provision in the accompanying statements of income are summarized as follows:

                             1995            1996            1997
                           --------        --------        --------
                                       (in thousands)
Current provisions:
   Federal .........       $  9,559        $  9,008        $  3,626
   State ...........            103             262              96
                           --------        --------        --------
                              9,662           9,270           3,722
                           --------        --------        --------
Deferred provisions:
   Federal .........          2,495             969          (1,884)
   State ...........            (49)           (460)            247
                           --------        --------        --------
                              2,446             509          (1,637)
                           --------        --------        --------
                           $ 12,108        $  9,779        $  2,085
                           ========        ========        ========

     A reconciliation of income tax computed at the federal statutory tax rate to total income tax expense is as follows:

                                                           1995            1996            1997
                                                         --------        --------        --------
                                                                     (in thousands)

Federal income tax at 35% ........................       $ 15,793        $ 10,247        $ 10,831
Increase (decrease) in taxes resulting from:
     Tax-exempt interest .........................         (3,893)         (4,490)         (3,583)
     Provision for (reversal of) tax contingencies
         and other tax matters ...................              0           5,224          (4,217)
     Other .......................................            208          (1,202)           (946)
                                                         --------        --------        --------
Total income taxes ...............................       $ 12,108        $  9,779        $  2,085
                                                         ========        ========        ========

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


     Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                             DECEMBER 31,
                                                       ------------------------
                                                         1996            1997
                                                       --------        --------
                                                            (in thousands)
Deferred tax assets:
  Discounting of loss reserves .................       $ 33,797        $ 37,005
  Net operating loss carryforwards .............          1,125             444
  Other ........................................          3,922           3,238
  Valuation allowance ..........................           (107)           (258)
                                                       --------        --------
Total deferred tax assets ......................         38,737          40,429
                                                       --------        --------

Deferred tax liabilities:
  Unrealized gains on fixed maturity investments            723           6,973
  Unrealized gain on equity investments ........          4,164           7,896
  Other ........................................          1,306           1,362
                                                       --------        --------
Total deferred tax liabilities .................          6,193          16,231
                                                       --------        --------
Net deferred tax assets ........................       $ 32,544        $ 24,198
                                                       ========        ========

     Deferred tax assets, net of valuation allowance, are presently considered by management to be realizable based on the level of anticipated future taxable income. Net deferred tax assets and income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimate realizability of deferred tax assets.

     At December 31, 1996 and 1997, the Company had income taxes payable included in other liabilities of $7.0 million and $2.6 million, respectively.

     The amount of income taxes paid in 1995, 1996 and 1997 was $4.5 million, $4.0 million and $6.2 million, respectively.

9.   NOTES RECEIVABLE

     The Company held a note receivable of $3.2 million and $3.0 million, included in other assets, at December 31, 1996 and 1997, respectively, from the Medical Society of New Jersey, collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009.

10.  RETIREMENT PLANS

     The Company provides a noncontributory defined pension plan covering substantially all its employees. The funding policy for the plan is to make minimum annual contributions required by applicable regulations.

     The components of pension expense for 1995, 1996 and 1997 include the following:

                                     1995           1996           1997
                                    -------        -------        -------

Service cost ................       $   447        $   541        $   560
Interest cost ...............           309            365            416
Actual return on plan assets         (1,336)        (1,020)        (1,158)
Net amortization and deferral           688            201            217
                                    -------        -------        -------
Net pension cost ............       $   108        $    87        $    35
                                    =======        =======        =======

                        MEDICAL INTER-INSURANCE EXCHANGE
                   NEW JERSEY STATE MEDICAL UNDERWRITERS, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


     The funded status of the Company's plan at December 31, 1996 and 1997 was as follows:

                                                                                 1996           1997
                                                                               -------        -------

Accumulated benefit obligation including vested benefits
of $3.8 million in 1996 and $4.8 million in 1997 .......................       $ 3,996        $ 5,163
                                                                               =======        =======


Projected benefit obligation ...........................................       $ 5,421        $ 6,737
Plan assets at fair value ..............................................         7,613          8,718
                                                                               -------        -------
Plan assets in excess of projected benefit obligation ..................         2,192          1,981
Unrecognized net gain from past experience, which is different from that
     assumed, and effect of changes in assumptions .....................        (3,421)        (3,267)
Unrecognized transition asset being recognized over 15 years ...........          (155)          (133)
                                                                               -------        -------
Accrued pension liability ..............................................       $(1,384)       $(1,419)
                                                                               =======        =======

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8% and 7.5% at December 31, 1996 and 1997, respectively. The expected long-term rate of return on plan assets was 9% in 1995, 1996 and 1997. Plan assets are primarily invested in listed stocks, registered investment company holdings and U.S. government obligations.

     The Company also has a contributory 401(k) Retirement Savings Plan which covers substantially all employees. Employee contributions up to 6% of earnings are matched by the Company at a rate of 50(cent) per $1.00. The maximum contribution by an employee for 1997 cannot exceed $9,500. Total contributions by employees amounted to $0.7 million in 1995, 1996 and 1997. Employer contributions for the same period totaled $0.2 million, $0.3 million and $0.3 million, respectively.

11.  PLAN OF REORGANIZATION

     In 1997, the Exchange's Board of Governors unanimously approved a plan to convert from a reciprocal insurance exchange to a New Jersey domestic stock insurer. On March 5, 1998, the Commissioner of Banking and Insurance of the State of New Jersey approved this plan subject to ratification by members of the Exchange at a special meeting to be scheduled in mid-year 1998.

                                   SCHEDULE I

        SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES

                                DECEMBER 31, 1997
                                 (IN THOUSANDS)



                                                                                                AMOUNT ON
                                                                COST          FAIR VALUE      BALANCE SHEET
                                                             ----------       ----------      -------------
Fixed Maturities:
Bonds:
     United States Government and
       government agencies and authorities ...........       $  410,855       $  419,735       $  419,735
     States, municipalities and political subdivisions          202,386          209,605          209,605
     Public Utilities ................................              948              970              970
     All other corporate bonds .......................          218,263          222,067          222,067
     Certificates of Deposit .........................            1,600            1,600            1,600
                                                             ----------       ----------       ----------
       Total Fixed Maturities ........................          834,052          853,977          853,977
                                                             ----------       ----------       ----------

Equity Securities:
     Common Stock:
       Public Utilities ..............................              493              668              668
       Banks, trust and insurance companies ..........            3,940            4,745            4,745
       Industrial, miscellaneous and all other .......           10,107           13,923           13,923
       Mutual Funds ..................................           51,980           69,744           69,744
     Non-redeemable preferred stock ..................            2,500            2,500            2,500
                                                             ----------       ----------       ----------

       Total Equity Securities .......................           69,020           91,580           91,580
                                                             ----------       ----------       ----------

Short-term Investments ...............................           85,478           85,478           85,478
                                                             ----------       ----------       ----------

Total Investments ....................................       $  988,550       $1,031,035       $1,031,035
                                                             ==========       ==========       ==========

                                                                         ANNEX A








                             PLAN OF REORGANIZATION



                                       OF



                 MEDICAL INTER-INSURANCE EXCHANGE OF NEW JERSEY









                          AS FILED WITH THE NEW JERSEY
                       DEPARTMENT OF BANKING AND INSURANCE
                                       ON
                                OCTOBER 16, 1997

                                TABLE OF CONTENTS

                                                                            PAGE


ARTICLE  I: DEFINITIONS..................................................   A-1

ARTICLE  II: APPROVAL BY THE COMMISSIONER................................   A-3
   2.1   Application.....................................................   A-4
   2.2   Commissioner's Public Hearing...................................   A-4
   2.3   Approval of Plan................................................   A-4

ARTICLE  III: APPROVAL BY MEMBERS........................................   A-3
   3.1   Member Vote.....................................................   A-3
   3.2   Notice of Members' Meeting......................................   A-4
   3.3   Certification...................................................   A-4

ARTICLE  IV: THE REORGANIZATION..........................................   A-4
   4.1   Holding Company and Stock Insurer...............................   A-4
   4.2   Effect of Reorganization........................................   A-4
   4.3   Conditions to Effectiveness of Plan.............................   A-5
   4.4   Initial Public Offering.........................................   A-6

ARTICLE  V: POLICIES.....................................................   A-6
   5.1   Policies .......................................................   A-6
   5.2   Who is a Named Insured..........................................   A-6
   5.3   In Force .......................................................   A-6

ARTICLE  VI: ALLOCATION OF CONSIDERATION TO DISTRIBUTEES.................   A-7
   6.1   Allocation of Consideration.....................................   A-7
   6.2   Payment of Consideration........................................   A-7

ARTICLE  VII: ACQUISITION OF THE UNDERWRITER.............................   A-7
   7.1   Stock Purchase Agreement........................................   A-7
   7.2   Determination of Consideration for Stock of the Underwriter.....   A-8

ARTICLE  VIII: ADDITIONAL PROVISIONS.....................................   A-8
   8.1   Assumption Certificates.........................................   A-8
   8.2   Notices  .......................................................   A-8
   8.3   Adjustment of Share Numbers.....................................   A-8
   8.4   Authority to Remedy Errors......................................   A-8
   8.5   Corrections.....................................................   A-8
   8.6   Amendment of the Plan...........................................   A-8
   8.7   Extension of Time Periods.......................................   A-8
   8.8   Abandonment of Plan.............................................   A-8
   8.9   Costs and Expenses..............................................   A-8
   8.10  Addresses of Members............................................   A-9
   8.11  Governing Law...................................................   A-9
   8.12  Confidentiality.................................................   A-9


EXHIBIT A    -    Form of Certificate of Incorporation of the Holding Company
                  (omitted from this copy)

EXHIBIT B    -    Form of By-Laws of the Holding Company (omitted from this
                  copy)

EXHIBIT C    -    Form of Certificate of Incorporation of the Stock Insurer
                  (omitted from this copy)

EXHIBIT D    -    Form of By-Laws of the Stock Insurer (omitted from this copy)

EXHIBIT E    -    Form of Assumption Reinsurance and Administration Agreement
                  between the Company and the Stock Insurer (omitted from this copy)

EXHIBIT F    -    Form of Assignment and Assumption Agreement between the
                  Company and the Stock insurer (omitted from this copy)

EXHIBIT G    -    Form of Stock Purchase Agreement between and among the Holding
                  Company and the Medical Society of New Jersey (omitted from this copy)

                             PLAN OF REORGANIZATION
                                       OF
                 MEDICAL INTER-INSURANCE EXCHANGE OF NEW JERSEY

              This Plan of Reorganization, which has been adopted by the Board of Governors (the "Board") of Medical Inter-Insurance Exchange of New Jersey (the "Company"), a reciprocal insurer organized under Chapter 50, Title 17 of the New Jersey Statutes, at a meeting duly called and held at the offices of the Company on October 15, 1997 (the "Adoption Date"), provides for the reorganization of the Company from a reciprocal insurer into a New Jersey stock domestic stock insurer owned by a Delaware stock holding company.

              The principal purposes for the Company's reorganization are to enhance the Company's strategic and financial flexibility and to provide Distributees with (i) marketable stock of The MIIX Group, Incorporated (the "Holding Company"), a newly-formed corporation that upon the effectiveness of this Plan of Reorganization will become the holding company for MIIX Insurance Company (the "Stock Insurer"), the successor to the Company, or, (ii) in certain cases, cash. THE REORGANIZATION WILL NOT IN ANY WAY CHANGE PREMIUMS OR REDUCE POLICY BENEFITS OR OTHER POLICY OBLIGATIONS PROVIDED UNDER EXISTING POLICIES ISSUED TO THE COMPANY'S POLICYHOLDERS.

              At present, the Company can increase its capital primarily through retained surplus contributed by its business. The Company's management believes that in the long term this source will not be sufficient to meet its business objectives. The Company's business has generated significant contributions to statutory surplus, but management believes that growth is necessary to remain an effective, competitive, financially secure insurer in the future and that such growth requires additional permanent capital beyond that which can be internally generated. Upon reorganization, the Stock Insurer, the successor to the Company, will have a corporate structure that will enable it to access the capital markets through its proposed parent Holding Company. This new corporate structure will enable the successor to the Company to obtain capital from a variety of sources, including through an initial public offering of the common stock of the Holding Company, which may be conducted at the discretion of the Board concurrent with or at any time after the effectiveness of the reorganization of the Company as set forth herein. In addition, the new corporate structure will facilitate potential acquisitions by creating a more flexible corporate organization which, among other things, will permit the issuance of stock to consummate such acquisitions. Finally, the reorganization of the Company pursuant to this Plan of Reorganization will provide Distributees with marketable shares of Holding Company stock or cash.

              The Company and the Board intend that the reorganization, including the transfer of assets of the Company to the Stock Issuer as described in Section 4.2 below and the distribution of Holding Company Stock to Members, qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

                             ARTICLE I: DEFINITIONS

              As used in this Plan of Reorganization, the following terms have the following meanings:

              "Adoption Date" has the meaning specified in the first paragraph hereof.

              "Allocable Shares" means 12 million shares of common stock of the Holding Company.

              "Board" has the meaning specified in the first paragraph hereof.

              "Certificate of Authority" has the meaning specified in Section
4.3.

              "Code" means the Internal Revenue Code of 1986, as amended.

              "Company" has the meaning specified in the first paragraph hereof.

              "Commissioner" means the Commissioner of Banking and Insurance of the State of New Jersey, or such governmental officer, body or authority as may succeed such Commissioner as the primary regulator of the Company's insurance business under applicable law.

              "Conversion Value" means the price per share at which Holding Company Stock is offered to the public in the Initial Public Offering, or, if no Initial Public Offering shall have been made, the price per share that would reflect the economic value of the Holding Company Stock as determined in good faith by the Board.

              "Distributee" means a Member or a Look-Back Insured.

              "Effective Date" has the meaning specified in Section 4.3.

              "Effective Time" has the meaning specified in Section 4.3.

              "Final Order Date" has the meaning specified in Section 4.3.

              "Holding Company" means The MIIX Group, Incorporated, a corporation organized under the laws of the State of Delaware.

              "Holding Company Stock" means the shares of common stock, par value $.01 per share, of the Holding Company.

              "In Force" has the meaning specified in Section 5.3.

              "Information Statement" has the meaning specified in Section 3.2.

              "Initial Public Offering" means an initial public offering by the Holding Company of shares of Holding Company Stock.

              "Look-Back Insured" means a Person who is not a Member, but who at any time during the three-year period prior to the Adoption Date was the Named Insured in one or more Policies issued by the Company and who, therefore, was a member of the Company during such period under Article II of the Company's Rules & Regulations.

              "Member" means a Person who is the Named Insured in one or more Policies that are In Force on the Adoption Date and who, therefore, is a member on the Adoption Date under Article II of the Company's Rules & Regulations.

              "Members' Meeting" has the meaning specified in Section 3. 1.

              "Membership Interests" means, as of the Effective Date, all the rights or interests of Members of the Company at such time arising under the Rules and Regulations of the Company or otherwise by law, including, but not limited to, any right to vote and any right to a return of the surplus of the Company, which may exist with regard to the surplus of the Company not apportioned or declared prior to the Effective Date by the Board for policyholder dividends. For purposes of the Plan of Reorganization, Membership Interests shall not include any other right expressly conferred by an insurance policy.

              "Named Insured" shall have the meaning specified in Section 5.2.

              "Person" means a natural person. A Person who is the Named Insured of Policies in more than one legal capacity (e.g., a trustee under separate trusts) shall be deemed to be a separate Person in each such capacity.

              "Plan of Reorganization" means this Plan of Reorganization (including all Exhibits hereto), as it may be amended from time to time in accordance with Section 8.7.

              "Policy" has the meaning specified in Section 5.1.

              "Public Hearing" has the meaning specified in Section 2.2.

              "Stock Insurer" means MIIX Insurance Company, a newly-incorporated New Jersey domestic stock insurer that is a wholly owned subsidiary of the Holding Company and is the successor to the Company.

              "Transfer Agent" means the transfer agent to be designated by the Company, or its successors or assigns.

              "Underwriter" means New Jersey State Medical Underwriters, Inc., a New Jersey Corporation that is the attorney-in-fact for the Company.

                    ARTICLE II: APPROVAL BY THE COMMISSIONER

              2.1 APPLICATION. The Company shall seek the approval of the Commissioner for the reorganization of the Company into a stock insurer owned by a stock holding company, as set forth in Article IV below by filing with the Commissioner an application including the following documents:

              (a) this Plan of Reorganization, including all exhibits hereto;

              (b) a certification that this Plan of Reorganization has been duly adopted by a vote of at least two-thirds of the members of the Board; and

              (c) any other additional information as the Commissioner may reasonably request.

In addition, the Holding Company shall file with the Commissioner an application for the formation of the Stock Insurer containing all required documents.

              2.2. COMMISSIONER'S PUBLIC HEARING. (a) This Plan of Reorganization is subject to the approval of the Commissioner after a hearing thereon (the "Public Hearing"), which shall be held pursuant to procedures established by the Commissioner under New Jersey law and regulations.

              2.3. APPROVAL OF PLAN. The Commissioner shall make a determination whether to approve the Plan of Reorganization after the completion of the Public Hearing. The Stock Insurer shall be formed and licensed to do business for the same lines of insurance currently permitted of the Company upon the entry of an order by the Commissioner approving the Plan and the transactions contemplated thereby.

                        ARTICLE III: APPROVAL BY MEMBERS

              3.1 MEMBER VOTE. After the Commissioner's determination to approve the Plan, the Company shall hold a special meeting of Members (the "Members' Meeting"). At such Members' Meeting, the Members shall be entitled to vote on the proposal to approve the Plan of Reorganization.

              (a) The Plan of Reorganization is subject to the approval of not less than two-thirds of the votes of the Members voting thereon in person or by proxy at the Members' Meeting.

              (b) Based upon the Company's records and pursuant to Article II, Section Three of the Company's Rules and Regulations, each Member shall be entitled to one vote.

              3.2. NOTICE OF MEMBERS' MEETING. (a) The Company shall mail notice of the Members' Meeting to all Members. The notice shall set forth the reasons for the vote and the time and place of the Members' Meeting. Such notice shall be sent by first class mail to the address of each Member as it appears on the records of the Company, at least 30 days prior to the Members' Meeting and shall be in a form satisfactory to the Commissioner.

              (b) Such notice of such Members' Meeting shall include an information statement (the "Information Statement") containing the following information:

                   (i)   a copy of the Plan;

                   (ii)  a copy of the Commissioner's order approving the Plan;

                   (iii) an explanation of the Plan;

                   (iv) a copy of an opinion from a nationally-recognized investment banking firm to the effect that the Plan is fair from a financial point of view as at the date of such opinion; and

                   (v) a description of the Company's business, including financial statements.

              3.3. CERTIFICATION. Promptly after the Members' Meeting, the Company shall file a certification with the Commissioner setting forth the vote and certifying whether the Plan of Reorganization was approved by at least two-thirds of the votes of the Members voting in person or by proxy at the Members' Meeting.

                         ARTICLE IV: THE REORGANIZATION

              4.1 HOLDING COMPANY AND STOCK INSURER. Prior to the Effective Time, (i) the Holding Company shall exist as a duly organized Delaware corporation that is a wholly-owned subsidiary of the Company, and (ii) the Holding Company shall own 100% of the stock of the Stock Insurer, which shall be a duly organized New Jersey insurer.

              4.2. EFFECT OF REORGANIZATION. (a) At the Effective Time:

                   (i) pursuant to the Assumption Reinsurance and Administration Agreement between the Company and the Stock Insurer substantially in the form attached hereto as Exhibit E and the Assignment and Assumption Agreement between the Company and the Stock Insurer substantially in the form attached hereto as Exhibit F, all of the assets of the Company, except the voting stock of the Holding Company, and the cash to be distributed to Distributees pursuant to Article VI hereunder, shall be transferred to the Stock Insurer, in exchange, all of the Company's insurance and non-insurance liabilities shall be assumed by the Stock Insurer without recourse to the Company;

                   (ii) pursuant to the Stock Purchase Agreement between and among the Holding Company and The Medical Society of the State of New Jersey substantially in the form attached hereto as Exhibit G (the "Stock Purchase Agreement"), the Holding Company shall acquire 100% of the stock of the Underwriter, in exchange for newly-issued Holding Company Stock and cash, pursuant to a formula as set forth in Section 7.2 below;

                   (iii) Distributees shall be entitled to receive Holding
              Company Stock or cash, allocated pursuant to Article VI hereof,

                   (iv)  all Membership Interests shall be extinguished, and

                   (v)   the Company shall dissolve.

              (b) On the Effective Date, the Company shall cause to be issued to the Transfer Agent, for the respective accounts of the Distributees entitled to receive such stock pursuant to Article VI, a number of shares of Holding Company Stock determined in accordance with Article VI.

              (c)  As promptly as possible after the Effective Date, the

         Transfer Agent shall transfer to the Distributees such shares of Holding Company Stock, allocated in accordance with Article VI, as are registered in the respective names of such Distributees. As promptly as possible after the Effective Date, the Holding Company shall pay or cause the Company to pay or credit cash consideration to eligible Distributees in accordance with Article VI.

         4.3. CONDITIONS TO EFFECTIVENESS OF PLAN. The effectiveness of the Plan is subject to the conditions that:

                   (i) the Company has received an opinion from a nationally-recognized investment banking firm to the effect that the Plan is fair from a financial point of view as at the date of such opinion;

                   (ii) the Company has received on or prior to the Effective Date rulings from the Internal Revenue Service or opinions of its tax advisors substantially to the effect that the transfer of Company's assets to, and assumption of its liabilities by, the Stock Insurer, and dissolution of the Company, shall qualify as a tax-free reorganization.

                   (iii) the Members shall have approved the Plan as specified in Section 3.3 hereof;

                   (iv) the Underwriter shall cancel all powers of attorney entered into with any applicant for insurance with the Company;

                   (v) all requisite approvals of the Assumption Reinsurance and Administration Agreement shall have been obtained;

                   (vi) the Company shall have filed with the Commissioner the certificate set forth in Section 3.3 hereof and a certificate stating that the conditions set forth in clause (ii) - (v) have been satisfied; and

                   (vii) the order of the Commissioner set forth in Section 2.5 has become final (the date of such event the "Final Order Date"), and the Commissioner shall have issued a certificate of authority (the "Certificate of Authority") to the Stock Insurer to do business for the same lines of insurance currently permitted of the Company and shall have granted to the Stock Insurer any required rate and form approvals.

The effective date of the Plan of Reorganization (the "Effective Date") shall be the date on which the Certificate of

Authority issued by the Commissioner becomes effective, provided that in no event shall the Effective Date be less than 30 days after the Final Order Date nor more than 12 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority (the "Effective Time").

              4.4. INITIAL PUBLIC OFFERING. An Initial Public Offering may be conducted at the discretion of the Board concurrent with or at any time after the Effective Date.

                               ARTICLE V: POLICIES

              5.1 POLICIES. Each insurance policy duly issued by the Company is deemed to be a Policy for purposes of this Plan of Reorganization.

              5.2. WHO IS A NAMED INSURED. The Named Insured in any Policy as of any date shall be determined on the basis of the Company's records as of such date in accordance with the following provisions;

              (a) The Named Insured in a Policy shall be as shown on the Policy Declarations page in the Company's records.

              (b) The Named Insured in a Policy that is a group insurance policy shall be the Person or Persons specified as Named Insureds.

              (c) Except as otherwise set forth in this Article V, the identity of the Named Insured of a Policy shall be determined without giving effect to any interest of any other Person in such Policy.

              (d) In any situation not expressly covered by the foregoing provisions of this Section 5.2, the first Named Insured, as reflected on the records of, and as determined in good faith by, the Company, shall conclusively be presumed to be the Named Insured in such Policy for purposes of this Section 5.2, provided such Named Insured is a Person, and the Company shall not be required to examine or consider any other facts or circumstances.

              (e) Any dispute as to the identity of the Named Insured in a Policy or the right to vote or receive consideration shall be resolved by the Company in accordance with the foregoing.

              5.3. IN FORCE. (a) A Policy shall be deemed to be in force ("In Force") as of any date if, as shown on the Company's records, (1)(j) such Policy has been issued and the status of such Policy has been changed from pending to in force on the Company's records, or (ii) in the case of an individual Policy, the Company's administrative office has received by such date in respect of such Policy an application, complete on its face, together with payment of the full initial premium (unless submission of such premium is precluded by the Company's underwriting rules), provided that any Policy referred to in this clause (ii) is issued as applied for and the status of such Policy has been changed from pending to in force on the Company's records within 30 days of such date, and
(2) such Policy has not been surrendered, canceled or otherwise terminated, provided that a Policy shall be deemed to be In Force after lapse for nonpayment of premiums until expiration of any applicable grace period (or other similar period however designated in such Policy) during which the Policy is in full force for its basic benefits.

              (b) A Policy shall not be deemed to be In Force merely because, prior to the date on which such Policy was issued, insurance coverage may have been provided by a binder of coverage.

              (c) A Policy shall not be deemed to be In Force as of any date if the Policy is returned to the Company and all return premiums due have been refunded within 60 days after such date.

             ARTICLE VI: ALLOCATION OF CONSIDERATION TO DISTRIBUTEES

                  6.1. ALLOCATION OF CONSIDERATION. (a) The consideration to be given to Distributees shall be shares of Holding Company Stock, or, as set forth in Section 6.2(b), cash. Solely for purposes of calculating the amount of such consideration, each Distributee will be allocated (but not issued) shares of Holding Company Stock in accordance with this Article VI.

                  (b) Each Distributee shall be allocated a pro rata share of the Holding Company Stock held by the Company after the purchase of the Underwriter, in proportion to the percentage that direct that direct premium earned by the Company attributable to such Distributee, less return premiums, over the three years prior to the Adoption Date bears to direct premium earned by the company attributable to all Distributees, less return premiums, over the three years prior to the Adoption Date.

                  (c) The number of shares of Holding Company Stock calculated in accordance with Section 6.1(b) in respect of each Distributee shall be the sum of the number of shares of Holding Company Stock after rounding such number to the nearest integral number of shares (with one-half being rounded upward). Because of such rounding, the aggregate number of certain Distributees' Holding Company Stock will not necessarily be precisely equal to such Distributee's pro rata proportion of direct premium earned by such Distributee over the three years prior to the Adoption Date.

                  6.2. PAYMENT OF CONSIDERATION. (a) The Company shall be deemed to issue to the Transfer Agent for the account of each Distributee a number of shares of Holding Company Stock equal to the number of shares of Holding Company Stock allocated to such Distributee, except that a Distributee shall not be issued such shares of Holding Company Stock and shall instead be paid cash (in an amount determined pursuant to subsection (b) of this Section 6.2) based on the number of shares of Holding Company Stock allocated to such Distributee as provided in this Article VI.

                  (b) A Distributee shall not be issued such shares of Holding Company Stock and shall instead be paid cash based on the number of shares of Holding Company Stock allocated to such Distributee as provided in this Article VI if: (i) shares of Holding Company Stock are allocable to a Distributee whose address for mailing purposes as shown on the records of the Company is located outside the States of the United States of America or is shown on the Company's records to be an address at which mail to such Distributee is undeliverable, or (ii) such Distributee is allocated an integral number of shares of Holding Company Stock that is less than or equal to 99 (as each such number is subject to proportional adjustment as provided in Section 8.3).

                  (c) If consideration is to be paid or credited to a Distributee in cash, the amount of such consideration shall be equal to the number of shares of Holding Company Stock allocable to such Distributee as provided in this Article VI multiplied by the Conversion Value. Payment shall be made by check, net of any applicable withholding tax, as soon as reasonably practicable after the Effective Date.

                  (d) In the event that a Person who is a Distributee is the Named Insured in more than one Policy, any calculation of consideration to be allocated to such Distributee shall aggregate earned premium under all Policies in which such Person is the Named Insured.

                   ARTICLE VII: ACQUISITION OF THE UNDERWRITER

                  7.1. STOCK PURCHASE AGREEMENT. Pursuant to the terms of the Stock Purchase Agreement, the Holding Company shall acquire on the Effective Date 100% of the stock of the Underwriter in exchange for specified, negotiated consideration consisting of shares of Holding Company Stock and cash in an amount of $11.1 million.

                  7.2. DETERMINATION OF CONSIDERATION FOR STOCK OF THE UNDERWRITER. The consideration for the stock of the Underwriter was determined in negotiations with The Medical Society of the State of New Jersey. Consideration to be paid to The Medical Society of the State of New Jersey is set forth in a formula in the Stock Purchase Agreement.

                       ARTICLE VIII: ADDITIONAL PROVISIONS

                  8.1. ASSUMPTION CERTIFICATES. Pursuant to the Assumption Reinsurance Agreement between the Company and the Stock Insurer, on or after the Effective Date, the Stock Insurer shall mail assumption certificates to all current policyholders of the Company to transfer by assumption reinsurance the obligations of the Company to the Stock Insurer.

                  8.2. NOTICES. If the Company complies substantially and in good faith with the requirements of this Plan of Reorganization with respect to the giving of any required notice to policyholders or Members, its failure in any case to give such notice to any person or persons entitled thereto shall not impair the validity of the actions and proceedings taken under this Plan of Reorganization or entitle such person to any injunctive or other equitable relief with respect thereto.

                  8.3. ADJUSTMENT OF SHARE NUMBERS. Subject to the Commissioner's approval, by vote of the Company's Board or a duly authorized committee thereof at any time before the Effective Date, the Company may adjust the number of shares of Holding Company Stock set forth in the definition of Allocable Shares. Upon such an adjustment, the following numbers of shares of Holding Company Stock in the Plan of Reorganization shall be adjusted proportionately; (a) the number of shares set forth in the definition of Allocable Shares in Article II, and (b) the number of shares of Holding Company Stock expected to be outstanding on the Effective Date. The number of shares resulting from any such adjustment shall be rounded up to the next higher whole share.

                  8.4. AUTHORITY TO REMEDY ERRORS. Subject to the terms of the Plan of Reorganization and with, the prior approval of the Commissioner, at or after the Effective Date, the Holding Company may issue additional shares of Holding Company Stock and take any other action it deems appropriate to remedy errors or miscalculations made in connection with this Plan of Reorganization.

                  8.5. CORRECTIONS. The Company may make such modifications as are appropriate to correct errors, clarify existing items or make additions to correct manifest omissions in this Plan of Reorganization. After the conclusion of the Public Hearing, any such modification shall be made only with the prior approval of the Commissioner.

                  8.6. AMENDMENT OF THE PLAN. Prior to the conclusion of the Public Hearing, the Plan of Reorganization may be amended by the vote of at least two-thirds of the members of the Board.

                  8.7. EXTENSION OF TIME PERIODS. Any time periods for action by the Commissioner set forth in this Plan may be extended with the consent of the Company.

                  8.8. ABANDONMENT OF PLAN. The Company may, by at least a two-thirds vote of the Board and upon reasonable notice to the Commissioner, abandon the Plan of Reorganization at any time before the issuance of the Certificate of Authority by the Commissioner.

                  8.9. COSTS AND EXPENSES. All reasonable out-of-pocket costs of the Commissioner related to the review of the Plan of Reorganization shall be paid by the Company and/or the Holding Company.

                  8.10. ADDRESSES OF MEMBERS. The mailing address of a Member as of any date for purposes of this Plan of Reorganization shall be the Member's last known address as shown on the records of the Company as of such date.

                  8.11. GOVERNING LAW. The terms of the Plan of Reorganization shall be governed by and construed in accordance with the laws of the State of New Jersey.

                  8.12. CONFIDENTIALITY. All information relating to the Plan of Reorganization, other than information which has become part of the record for the Public Hearing, shall be given confidential treatment and shall not be made public by the Commissioner or any other person without the prior written consent of the Company unless the Commissioner, after giving the Company and its affiliates who would be affected thereby notice and opportunity to be heard, determines that the interests of policyholders or the public will be served by the publication thereof, in which event the Commissioner may publish all or any part thereof in such manner as the Commissioner may deem appropriate.

                  IN WITNESS WHEREOF, Medical Inter-Insurance Exchange, by authority of its Board of Governors, has caused this Plan of Reorganization to be duly executed this 15th day of October, 1997.

                                  MEDICAL INTER-INSURANCE
                                  EXCHANGE OF NEW JERSEY

                                  By   DANIEL GOLDBERG
                                    ---------------------------------

                                  Daniel Goldberg
                                  President & Chief Executive Officer
                                  New Jersey State Medical Underwriters, Inc.
                                  Attorney-in-Fact for
                                  Medical Inter-Insurance Exchange of New Jersey

Attest:

CATHERINE E. WILLIAMS

Catherine E. Williams
Assistant Corporate Secretary
New Jersey State Medical Underwriters, Inc.
Attorney-in-Fact for
Medical Inter-Insurance Exchange of New Jersey

                                                                         ANNEX B


                      [Letterhead of Salomon Brothers Inc]


October 15, 1997



Board of Governors
Medical Inter-Insurance Exchange
Two Princess Road
Lawrenceville, New Jersey 08648

Ladies and Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, (i) to the Distributees (as defined below) of Medical Inter-Insurance Exchange (the "Company"), as a group, of the consideration to be received by the Distributees upon the exchange by Members (as defined below) of Membership Interests (as defined below) and the distribution to Look-Back Insureds (as defined below) in the reorganization (the "Reorganization") of the Company from a reciprocal insurer into a domestic stock insurer pursuant to the Plan of Reorganization of the Company (the "Plan") and (ii) to the Company of the consideration to be paid by the Company in the NJSMU Acquisition (as defined below). As used herein, the "Distributees" shall mean the Members and the Look-Back Insureds; "Members" shall mean persons who are named insureds in one or more policies that are in force on the date of adoption of the Plan (the "Adoption Date"); "Membership Interests" shall mean all rights or interests of Members of the Company arising under the Rules and Regulations of the Company or otherwise by law at the effective date of the Reorganization (the "Effective Date"); and "Look-Back Insureds" shall mean natural persons, other than Members, who were named insureds in one or more policies that were in force at any time during the three-year period prior to the Adoption Date.

As more fully set forth in the Plan, in the Reorganization, (i) all of the assets of the Company, other than consideration to be received by the Distributees, will be transferred to MIIX Insurance Company (the "Stock Insurer"), a newly organized New Jersey domestic stock insurer and a wholly-owned subsidiary of The MIIX Group, Incorporated (the "Holding Company"), a Delaware stock holding company, and all of the Company's insurance and non-insurance liabilities shall be assumed by the Stock Insurer pursuant to an Assumption Reinsurance and Administration Agreement and an Assignment and Assumption Agreement, each between the Company and the Stock Insurer (collectively, the "Assignment Agreements"); (ii) Distributees shall become entitled to receive shares of common stock par value $.01 per share, of the Holding Company ("Holding Company Stock") and cash, with each Distributee entitled to receive a pro rata portion of the shares of Holding Company Stock allocated for distribution, based upon the percentage that direct premiums earned by the Company attributable to such Distributee, less return premiums, over the three years prior to the Adoption Date bears to direct premiums earned by the Company attributable to all Distributees, less return premiums, over such period, rounded to the nearest integral number of shares, with cash being paid in lieu of shares to Distributees who would receive fewer than 100 shares of Holding Company Stock and to certain other Distributees; (iii) all Membership Interests will be extinguished; and (iv) the Company will be dissolved.

In addition, as more fully set forth in the Plan, on the Effective Date, the Holding Company will acquire (the "NJSMU Acquisition") 100% of the stock of New Jersey State Medical Underwriters, Inc. and its subsidiaries ("NJSMU"), a New Jersey corporation and a wholly owned subsidiary of Medical Society of New Jersey ("Medical Society"), in exchange for shares of Holding Company Stock with a market value of $11,000,000, determined as set forth in the Purchase Agreement between and among the Company, the Holding Company and Medical Society (the "Purchase Agreement"), and cash in the amount of $100,000, pursuant to the Purchase Agreement. The Plan also contemplates that, at the discretion of the board of directors of the Holding Company, Holding Company Stock may be offered to the public in an initial public offering (the "Initial Public Offering").

In connection with rendering our opinion we have reviewed and analyzed, among other things, the following: (i) a draft dated October 7,1997 of the Plan; (ii) a draft dated October 7,1997 of the Assignment Agreements; (iii) a draft dated October 8,1997 of the Purchase Agreement; (iv) the statutory annual statements provided by the Company for the years 1992 through 1996; (v) certain GAAP financial data provided by the Company, including the unaudited income statement and balance sheet of the Company and NJSMU for the years 1992 through 1996 and the six month period ending June 30,1997; (vi) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company and NJSMU furnished to us by the Company for purposes of our analysis; (vii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also discussed the foregoing, as well as other matters we believe relevant to our inquiry, with the management of the Company and NJSMU.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or NJSMU, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, we have, upon the advice and consent of management of the Company, assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and NJSMU and we express no view with respect to such projections or the assumptions on which they were based. We have assumed that the definitive Plan, Assignment Agreements and Purchase Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the drafts of such documents we have reviewed, the conditions precedent to the Reorganization contained in the Plan and to the NJSMU Acquisition contained in the Purchase Agreement will be satisfied and the Reorganization and the NJSMU Acquisition will be consummated in accordance with the terms of the Plan and the Purchase Agreement.

Furthermore, you have directed us to assume and we have assumed that: (i) the Reorganization will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise; (ii) the Reorganization will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; (iii) any credit facility entered into by the Company or the Holding Company and any borrowings thereunder will not have a material adverse impact on the Company's business operations or performance or ratings by A.M. Best Company, Inc. ("A.M. Best") and (iv) the terms of the Initial Public Offering (which have not yet been determined) will not affect the legal or tax treatment of the Plan or the Reorganization. We have been advised as to certain legal matters by counsel to the Company and as to certain tax matters by the Company's tax advisor and, with respect to such matters, we have relied upon such counsel and tax advisor.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and NJSMU; (ii) the business prospects of the Company and NJSMU; (iii) the historical relationship between the Company and NJSMU; (iv) the historical and current market for the equity securities of certain other companies that we believe to be comparable to the Company, the Holding Company or NJSMU; (v) the nature and terms of certain other transactions that we believe to be relevant; (vi) the fact that the Company has advised us that growth is extremely important to remain an effective and competitive insurer in the future; (vii) the fact that the Company had advised us that it is of significant strategic importance that it have broader access to external capital to finance this growth; (viii) the Company's A (Excellent) rating by A.M. Best and the considerations on which such rating is based; (ix) the fact that, in its present form as a reciprocal insurer, the Company has limited access to capital markets for new capital; (x) the fact that, following the Reorganization, the Company would have a capital structure potentially enabling it to access the capital markets for new capital; and (xi) the illiquidity of Membership Interests. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, to the Distributees, as a group, of the consideration to be received by the Distributees in the Reorganization pursuant to the Plan, does not address the Company's underlying business decision to effect the Reorganization, and does not constitute a recommendation to any Member as to how such Member should vote with respect to the Plan.

You have not asked for our opinion and we do not express any opinion as to: (i) which of the Company's policyholders are to be included among the Distributees;
(ii) the fairness of the proposed consideration to be paid to any Distributee, individually, or to any class of Distributees in connection with the Reorganization, including any provisions of the Plan relating to which Distributees receive Holding Company Stock, the allocation of such Holding Company Stock among Distributees and any other provisions of the Plan that distinguish among Distributees; and (iii) the price at which Holding Company Stock may be sold in the Initial Public Offering (the "IPO Price"), the fair market value of any shares of Holding Company Stock to be issued pursuant to the Plan or the price at which the Holding Company Stock issued in connection with the Plan or pursuant to the Initial Public Offering will trade. We note that the IPO Price will be a function of market conditions and the recent performance of and outlook for the Company at that time. We believe that trading in the Holding Company Stock for a period following the completion of a distribution of the Holding Company Stock, including the Initial Public Offering, would be characterized by a redistribution of the Holding Company Stock among Distributees that were issued shares of Holding Company Stock and other investors. It is possible that during these periods of redistribution the Holding Company Stock may trade at prices below the prices at which it would trade on a fully distributed basis.

As you are aware, Salomon Brothers Inc. has acted as financial advisor to the Company in connection with the Reorganization and will receive a fee for our services. In addition, the Company has also agreed to retain Salomon Brothers Inc. as lead manager in connection with the proposed IPO. Additionally, Salomon Brothers Inc. has previously rendered certain investment banking and financial advisory services to the Company, for which we will receive customary compensation.

This opinion is intended solely for the benefit and use of the Board of Governors of the Company in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Brothers Inc., except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Brothers Inc. and its relationship with the Company (in each case in such form as Salomon Brothers Inc. shall approve) may be included in, the proxy statement the Company distributes to the Members and a copy of this opinion may be provided to the Commissioner of Banking and Insurance of the State of New Jersey.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, (i) the consideration to be received by Distributees, as a group, in the Reorganization pursuant to the Plan is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid by the Company in the NJSMU Acquisition is fair, from a financial point of view, to the Company.

Very truly yours,

SALOMON BROTHERS INC

                                                                         ANNEX C


                               STATE OF NEW JERSEY
                       DEPARTMENT OF BANKING AND INSURANCE


IN THE MATTER OF THE REORGANIZATION  )
OF THE MEDICAL INTER-INSURANCE       )            ORDER APPROVING
EXCHANGE                             )        PLAN OF REORGANIZATION


                  This matter having been opened by the Commissioner of Banking and Insurance ("Commissioner"), State of New Jersey pursuant to the authority of N.J.S.A. 17:1-15e, 17:17-10, 17:50-1 et seq. and all powers expressed or implied therein; and

                  IT APPEARING that the Medical Inter-Insurance Exchange ("MIIX") is a reciprocal insurance exchange formed in 1977 pursuant to N.J.S.A. 17:50-1 et seq. and is governed by a Board of Governors elected by its members/policyholders; and

                  IT FURTHER APPEARING that MIIX was formed under the auspices of the Medical Society of New Jersey ("Medical Society"), a physician trade association, initially in order to create a medical malpractice insurer committed to service the Medical Society's membership; and

                  IT FURTHER APPEARING that MIIX is managed by an attorney-in-fact, New Jersey State Medical Underwriters, Inc. ("Medical Underwriters") which is wholly owned by the Medical Society; and

                  IT FURTHER APPEARING that MIIX has matured into a significant insurer of medical malpractice liability in New Jersey, with a significant share of the New Jersey medical malpractice insurance market; and that in addition to New Jersey, MIIX is licensed and conducts business in Connecticut, Pennsylvania, Delaware, Maryland and Kentucky, and is also licensed to transact business in Michigan, Vermont and West Virginia;

                  IT FURTHER APPEARING that on October 16, 1997, the MIIX Board of Governors filed with the Department of Banking and Insurance ("Department") a plan of reorganization by which MIIX would change its structure from a reciprocal insurance exchange into a domestic stock insurer; and

                  IT FURTHER APPEARING that the stated purpose for the reorganization is to provide MIIX with a corporate structure that will enable it to access capital markets through its parent holding company, and thus provide a long-term source of permanent capital to allow the company to grow and develop new business as well as strengthen its ability to meet all of its commitments, thereby permitting growth necessary for it to remain an effective, competitive, financially secure insurer in the future; and

                  IT FURTHER APPEARING that the plan of reorganization consists of the following:

                  1. Formation of the MIIX Group, Inc. ("MIIX Group"), which will be the ultimate parent company of all of the MIIX companies upon the effective date of the plan and will wholly own MIIX Insurance Company;

                  2. Formation of MIIX Insurance Company ("New MIIX"), to be a New Jersey domiciled stock insurer and successor to MIIX;

                  3. The assumption of all existing MIIX business and liabilities by New MIIX;

                  4. The allocation and distribution of MIIX Group's stock and cash by which MIIX Group will acquire 100 percent of the stock of Medical Underwriters from the Medical Society and all subsidiaries of Medical Underwriters, and the distribution of MIIX Group's stock or equivalent cash to current members of MIIX as defined in its rules and regulations ("members"), and former MIIX members who were insured at any time during the three years prior to the plan adoption date ("look back insureds"). The amount of stock will be based on MIIX direct premium on, less any return premium (that is, net earned premium), attributable to each member and look back insured over the three years prior to the plan adoption date. Pursuant to the plan, cash will be distributed instead of stock to members and look back insureds where the allocation would be less than 100 shares; and

                  5. The dissolution of MIIX as a reciprocal exchange; and

                  IT FURTHER APPEARING that the Department reviewed the plan and related documents and information, and provided notice of the proposed plan both by publication in the December 1, 1997 issue of the New Jersey Register and by mail to persons comprising the Department's mailing list for the Insurance Division; and

                  IT FURTHER APPEARING that following the review of the plan by the Department staff, the Department sought comments, views and relevant data from interested parties and the public, and pursuant to N.J.S.A. 52:14B-4g, held a hearing on December 22, 1997 to receive public comment from interested parties regarding whether the proposed plan should be approved; and

                  IT FURTHER APPEARING that the Department accepted written comments until December 31, 1997 from interested parties regarding the proposed plan as well as any additional documentation or responses from comments from MIIX; and

                  IT FURTHER APPEARING that the Department received two timely written comments from MIIX member insureds on the proposed plan; and

                  IT FURTHER APPEARING that the Hearing Officer for the hearing filed a report dated March 3, 1998 that recommended that the proposed plan of reorganization as filed by MIIX on October 16, 1997 be approved, subject to the conditions of approval by the MIIX membership in accordance with its rules of governance and the formation of New MIIX in accordance with applicable law; and

                  IT FURTHER APPEARING that upon review of the Hearing Officer's Report and the recommendations set forth therein, and for the reasons set forth therein, I find that it is appropriate to approve the proposed plan of reorganization subject to the conditions set forth in the Hearing Officer's Report dated March 3, 1998.

                  THEREFORE, IT IS ON this 5th day of March, 1998,

                  ORDERED that the proposed plan of reorganization as filed by MIIX on October 16, 1997 is approved, subject to the conditions of authorization and approval by the MIIX membership in accordance with its rules of governance, and the formation of New MIIX in accordance with applicable law.

                                                     ELIZABETH RANDALL
                                                     ---------------------------
                                                     Elizabeth Randall
                                                     Commissioner

                    [MEDICAL INTER-INSURANCE EXCHANGE LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee ..................   $95,875
NYSE Filing Fee .......................         *
Blue Sky Fees and Expenses ............         *
Legal Fees and Expenses ...............         *
Accounting Fees and Expenses ..........         *
Registrar and Transfer Agent Fees .....         *
Printing and Engraving Expenses .......         *
Miscellaneous .........................         *
                                          -------
Total .................................   $     *
                                          =======

----------

* To be completed by amendment.

   Each amount set forth above, except the SEC registration fee and NYSE filing fee, is estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The MIIX Group By-laws (the "By-laws") provide that subject to certain exceptions in the case of actions by or in the right of the Company, the Company shall indemnify its directors and officers, and may indemnify its agents and employees, against judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of the Company, so long as such person acted and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The MIIX Group's Certificate of Incorporation provides that directors shall not be liable to the Company or the Company's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145 (a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

   The Underwriting Agreement provides for indemnification by the Underwriters of the registrant and its directors, officers and controlling persons for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   The MIIX Group was incorporated under the laws of the State of Delaware on October 14, 1997. On October 15, 1997, The MIIX Group issued 10 shares of its Common Stock, par value $.01 per share, to the Medical Inter-Insurance Exchange of New Jersey for an aggregate purchase price of $10. Such issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof, because such issuance did not involve any public offering of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT
NUMBER                         DESCRIPTION

1.1 Underwriting Agreement among The MIIX Group, Incorporated,___________ _______________________________(1).

2.1      Plan of Reorganization of Medical Inter-Insurance Exchange.

3.1 Amended and Restated Certificate of Incorporation of the MIIX Group, Incorporated(1).

3.2      Bylaws of The MIIX Group, Incorporated.

5.1      Opinion of Dechert Price & Rhoads(1).

8.1      Tax Opinion of Coopers & Lybrand LLP(1).

10.1 Lease Between the Medical Society of New Jersey and New Jersey State Medical Underwriters, Inc. dated June 29, 1981(1).

10.2 Extension of Lease between the Medical Society of New Jersey and New Jersey State Medical Underwriters, dated June 26, 1998(1).

10.3 Lease Between Princeton Pike Corporate Center Associates IV and Physician Healthcare Plan of New Jersey Inc. dated May 24, 1991 and assigned to New Jersey State Medical Underwriters, Inc. on February 11, 1997(1).

10.4 Specific Excess Reinsurance Contract, effective January 1, 1997, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; Kemper Reinsurance Company; and London Life and Casualty Reinsurance Corporation(1).

10.5 Specific Excess Reinsurance Contract, effective January 1, 1997, between Medical Inter-Insurance Exchange of New Jersey and American Re-Insurance Company(1).

10.6 Combined Quota Share, Aggregate and Specific Excess of Loss Reinsurance Treaty, effective November 1, 1996, among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.,; E&S Reinsurance (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados) Inc.; London Life and Reinsurance Corporation; and Lawrenceville Re, Ltd.(1)

10.7 Specific Excess Reinsurance Contract, effective January 1, 1996 and terminated December 31, 1996, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; American Re-Insurance Company; Kemper Reinsurance Company; and London Life and Casualty Reinsurance Corporation(1).

10.8 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1996 among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance (Ireland) Ltd.; London Life and Casualty Reinsurance Corporation; and Scandinavian Reinsurance Company, Ltd.; and Lawrenceville Re, Ltd.(1)

10.9 Specific Excess Reinsurance Contract, effective January 1, 1995 and terminated December 31, 1995 among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs; Underwriters Reinsurance Company; and PMA Reinsurance Corporation(1)

10.10 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1995 among Medical Inter-Insurance Exchange of New Jersey and Hanover Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance (Ireland) Ltd.; London Life and Casualty Reinsurance Corporation; and Scandinavian Reinsurance Company Ltd.(1)

10.11 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1994 among Medical Inter-Insurance Exchange of New Jersey and Scandinavian Reinsurance Company Ltd.; Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(1)

10.12 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective January 1, 1993 among Medical Inter-Insurance Exchange of New Jersey and Scandinavian Reinsurance Company Ltd.; Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(1)

10.13 Combined Aggregate and Casualty Catastrophe Excess of Loss Reinsurance Treaty, effective December 15, 1992 among Medical Inter-Insurance Exchange of New Jersey and Hannover Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(1)

10.14    1998 Long Term Incentive Equity Plan of The MIIX Group,
         Incorporated(1).

21.1     Subsidiaries of The MIIX Group, Incorporated.

23.1     Consent of Dechert Price & Rhoads (included in Exhibit 5.1).

23.2     Consent of Ernst & Young LLP.

23.3     Consent of Coopers & Lybrand LLP (included in Exhibit 8.1).

24.1 Powers of Attorney (included on the signature pages to this Registration Statement).

27.1     Financial Data Schedules.

99.1     Consent of Salomon Brothers Inc

99.2     Form of Proxy Cards(1).

99.3     Form of Record Cards(1).

----------

(1)  To be filed by amendment.

     (b) Financial Statement Schedules:

     The required schedules are included on page F-22 of the Prospectus forming part of this Registration Statement and are incorporated herein by reference. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b)   The undersigned registrant hereby undertakes that:

         (1) For purposes of determining the liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville and State of New Jersey on July 17, 1998.

                                       By: DANIEL GOLDBERG
                                           -------------------------------------
                                           Daniel Goldberg
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vincent A. Maressa, Esq., Daniel Goldberg and Kenneth Koreyva, each and individually, his or her attorneys-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of Common Stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           NAME                                     TITLE                         DATE
           ----                                     -----                         ----
DANIEL GOLDBERG                    President, Chief Executive Officer and
----------------------------       Director (principal executive officer)     July 17, 1998
Daniel Goldberg

KENNETH KOREYVA                    Vice President and Chief
----------------------------       Financial Officer (principal financial     July 17, 1998
Kenneth Koreyva                    accounting officer)

ANGELO S. AGRO                     Director                                   July 17, 1998
----------------------------
Angelo S. Agro, M.D.

HILLEL M. BEN-ASHER                Director                                   July 17, 1998
----------------------------
Hillel M. Ben-Asher, M.D.

HARRY M. CARNES                    Director                                   July 17, 1998
----------------------------
Harry M. Carnes, M.D.

                                   Director
----------------------------
Andrew Coronato, M.D.

PALMA E. FORMICA                   Director                                   July 17, 1998
----------------------------
Palma E. Formica, M.D.

JOHN S. GARRA                      Director                                   July 17, 1998
----------------------------
John S. Garra, M.D.

PAUL HIRSCH                        Director                                   July 17, 1998
----------------------------
Paul Hirsch, M.D.

LOUIS L. KEELER                    Director                                   July 17, 1998
----------------------------
Louis L. Keeler, M.D.

HENRY R. LISS                      Director                                   July 17, 1998
----------------------------
Henry R. Liss, M.D.

ARGANEY LUCAS, JR., M.D.           Director                                   July 17, 1998
----------------------------
Arganey Lucas, Jr., M.D.

S. STUART MALLY                    Director                                   July 17, 1998
----------------------------
S. Stuart Mally, M.D.

VINCENT A. MARESSA                 Director                                   July 17, 1998
----------------------------
Vincent A. Maressa, Esq.

MURRAY N. MATEZ                    Director                                   July 17, 1998
----------------------------
Murray N. Matez, D.O.

ROBERT S. MAURER                   Director                                   July 17, 1998
----------------------------
Robert S. Maurer, D.O.

A. RICHARD MISKOFF, D.O.           Director                                   July 17, 1998
----------------------------
A. Richard Miskoff, D.O.

CHARLES J. MOLONEY                 Director                                   July 17, 1998
----------------------------
Charles J. Moloney, M.D.

EILEEN MARIE MOYNIHAN, M.D.        Director                                   July 17, 1998
----------------------------
Eileen Marie Moynihan, M.D.

                                   Director
----------------------------
Fred M. Palace, M.D.

JOHN J. PASTORE                    Director                                   July 17, 1998
----------------------------
John J. Pastore, M.D.

PASCAL A. PIRONTI, M.D.            Director                                   July 17, 1998
----------------------------
Pascal A. Pironti, M.D.

                                   Director
----------------------------
Carl Restivo, Jr., M.D.

JOSEPH A. RIGGS                    Director                                   July 17, 1998
----------------------------
Joseph A. Riggs, M.D.

BERNARD ROBINS                     Director               July 17, 1998
----------------------------
Bernard Robins, M.D.

HERMAN M. ROBINSON                 Director               July 17, 1998
----------------------------
Herman M. Robinson, M.D.

GABRIEL F. SCIALLIS                Director               July 17, 1998
----------------------------
Gabriel F. Sciallis, M.D.

                                   Director
----------------------------
Benjamin I. Smolenski, M.D.

MARTIN L. SORGER                   Director               July 17, 1998
----------------------------
Martin L. Sorger, M.D.

BESSIE M. SULLIVAN                 Director               July 17, 1998
----------------------------
Bessie M. Sullivan, M.D.

HARVEY P. YEAGER                   Director               July 17, 1998
----------------------------
Harvey P. Yeager, M.D.